FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

A circular of major and connected transaction of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on May 10, 2008.

THIS CIRCULAR IS IMPOTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

MAJOR AND CONNECTED TRANSACTION

Independent Financial Adviser
to the Independent Directors Committee and the Independent Shareholders

A letter from the Board of Huaneng Power International, Inc. is set out on pages 4 to 21 of this circular. A letter from the Independent Directors Committee of Huaneng Power International, Inc. is set out on page 22 of this circular. A letter from DBS containing its advice to the Independent Directors Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 23 to 24 of this circular.

A notice convening the EGM to be held at 9 a.m. on 24 June 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China is set out on pages 213 to 215 of this circular.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Room 1806-1807, 18/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

10 May 2008

CONTENTS

Page

Definitions	1

Letter from the Board	4

1.	Introduction	4

2.	Background	5

3.	Transfer Agreement	6

4.	Reasons for the Acquisition, Pricing Factors and Impact	9

5.	Information Regarding SinoSing Power	12

6.	Selected Financial Information of SinoSing Power	15

7.	Selected Financial Information of Tuas Power	16

8.	Property Interest	20

9.	The EGM	20

10.	Recommendation from the Independent Directors Committee	21

11.	Recommendation from the Board	21

12.	Other Information	21

Letter from the Independent Directors Committee	22

Letter from DBS	23

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Acquisition”	the purchase by the Company of the SinoSing Power Interests;

“Associate(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Closing”	the closing of the Acquisition;

“Closing Day”	the day of Closing;

“Company”, “HPI”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“DBS”
DBS Asia Capital Limited, being the independent financial adviser to the Independent Directors Committee and the Independent Shareholders in respect of the Acquisition, and a licensed corporation for type 1 (dealing in securities), type 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO;

“EGM”	an extraordinary general meeting of the Company to be held for shareholders of the Company on 24 June 2008 to consider and approve the Acquisition;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Independent Directors Committee”
a committee of the Board established for the purpose of considering the Acquisition, comprising Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning, the independent non-executive Directors of the Company;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective Associates;

“Latest Practicable Date”	7 May 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“NewEarth”	NewEarth Pte Ltd., a limited company incorporated in Singapore, which is 60% owned by Tuas Power;

“NewEarth Sing”	NewEarth Singapore Pte Ltd., a limited company incorporated in Singapore, which is 72.19% owned by NewEarth;

“PRC”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholders”	the shareholders of the Company;

“Singapore Dollars”, “S$”	the lawful currency of Singapore;

“SinoSing Power”	SinoSing Power Pte. Ltd.;

“SinoSing Power Interests”	100% issued shares of SinoSing Power;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Substantial Shareholder(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Temasek”	Temasek Holdings (Private) Limited;

DEFINITIONS

“TPGS”	TPGS Green Energy Pte Ltd., a limited company incorporated in Singapore, which is 75% owned by Tuas Power;

“TPS”	Tuas Power Supply Pte Ltd., a limited company incorporated in Singapore, which is 100% owned by Tuas Power;

“TPU”	Tuas Power Utilities Pte Ltd., a limited company incorporated in Singapore, which is 100% owned by Tuas Power;

“Transfer Agreement”	the transfer agreement dated 29 April 2008 entered into between the Company and Huaneng Group in respect of the transfer of SinoSing Power Interest;

“Tuas Group”	Tuas Power and its subsidiaries;

“Tuas Power”	Tuas Power Ltd.; and

“US$”	the lawful currency of the United States.

Unless otherwise specified, transactions of RMB, US$, S$ into HK$ in this circular are for the purpose of illustration only and are based on the following rates:

RMB1.00 : HK$1.114628
US$1.00 : HK$7.7910
S$1.00 : HK$5.7233

LETTER FROM THE BOARD

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
Directors:
Li Xiaopeng
Huang Yongda
Na Xizhi
Huang Long
Wu Dawei
Shan Qunying
Ding Shida
Xu Zujian
Liu Shuyuan

Independent Non-executive Directors:
Qian Zhongwei
Xia Donglin
Liu Jipeng
Wu Yusheng
Yu Ning

Legal Address: West Wing, Building C Tianyin Mansion No. 2C Fuxingmennan Street Xicheng District Beijing 100031 PRC

10 May 2008

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION
1.           INTRODUCTION

On 29 April 2008, the Board made an announcement (“Announcement”) regarding the acquisition of 100% interest in SinoSing Power from Huaneng Group. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the transaction as contemplated by the Transfer Agreement and will convene a general meeting for obtaining the Independent Shareholders’ approvals for the conduct of the Acquisition.

The letter from the Independent Directors Committee to the Independent Shareholders is included in this circular. DBS has been appointed as the independent financial adviser to advise the Independent Directors Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreement and whether the Transfer Agreement (together with the Acquisition) is in the interests of the Company and its shareholders as a whole. The letter of advice from DBS to the Independent Directors Committee and the Independent Shareholders is included in this circular.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Acquisition and the Transfer Agreement;

(ii)	to set out the letter of advice from DBS to the Independent Directors Committee and the Independent Shareholders and the recommendation of the Independent Directors Committee as advised by DBS; and

(iii)	to seek your approval of the ordinary resolution in relation to the transaction as contemplated by the Transfer Agreement, which is set out in the notice of the EGM.

LETTER FROM THE BOARD

2.           BACKGROUND

The Company and its subsidiaries develop, construct, operate and manage power plants in China nationwide, with a total generation capacity of 33,723MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. Currently, it is the largest listed power producer in China.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds 8.75% of the total issued share capital of the Company. As at the Latest Practicable Date, HIPDC holds approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group and HIPDC are as follows:

*
Huaneng Group, through China Huaneng Group Hong Kong Company Limited, its wholly-owned subsidiary, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

The transaction as contemplated by the Transfer Agreement constitutes a connected transaction to the Company. The transaction scale of the Acquisition in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore the Acquisition is a connected transaction to the Company, which shall be subject to the Independent Shareholders’ approval according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement).

The Acquisition also constitutes a major transaction to the Company, the conduct of which requires the approval by the Shareholders.

LETTER FROM THE BOARD

3.           TRANSFER AGREEMENT

The Transfer Agreement was approved by the Directors on 29 April 2008 and signed by Huaneng Group and the Company on the same day.

Date:	29 April 2008

Parties:	Seller: Huaneng Group

Purchaser: the Company

Interests to be acquired:
Interests representing 100% of the issued share capital of SinoSing Power, together with all the rights attached thereto as at 24 March 2008 (the day on which Huaneng Group acquired 100% interests in Tuas Power through SinoSing Power from Temasek)

Consideration:
The consideration to be paid by the Company comprises (1) approximately US$985 million (approximately HK$7.674 billion) being the capital injected into SinoSing Power by Huaneng Group (including US$197 million (approximately HK$1.535 billion) from internal sources of Huaneng Group and US$788 million (approximately HK$6.139 billion) from a loan obtained by Huaneng Group); and (2) an aggregate amount of approximately RMB176 million (approximately HK$196 million), being all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interests in Tuas Power through SinoSing Power from Temasek. On Closing Day, the Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* shall be paid by way of cash in RMB.

The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

**         Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when the US$197 million was purchased using RMB.

Assignment of loans and repayment obligations:	(1)
The capital contribution by Huaneng Group in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion), of which US$788 million (approximately HK$6.139 billion) was borrowed from The Export-Import Bank of China. According to the Transfer Agreement, the Company shall assume the repayment obligation of such principal amount of US$788 million (approximately HK$6.139 billion) and the interest thereof on the Closing Day. The Company will use the proceeds generated from the operation of the Company (including Tuas Power) to repay the loans.

(2)
In addition, SinoSing Power has obtained a loan of approximately US$600 million (approximately HK$4.675 billion) from Bank of China for the purpose of acquiring 100% interest in Tuas Power from Temasek. Huaneng Group has provided a repayment guarantee in favour of Bank of China. Pursuant to the Transfer Agreement, the Company, upon Closing, will assume the guarantee obligation from Huaneng Group.

Conditions:	Closing is subject to the satisfaction or waiver of the following conditions:

(1) Conditions which need to be satisfied:

●
An independent financial adviser to the Independent Directors Committee and the Independent Shareholders has advised the Independent Directors Committee that the terms and conditions of the transaction contemplated by the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned;

● the Independent Directors Committee recommended that the

LETTER FROM THE BOARD

Independent Shareholders vote in favour of the Acquisition and the Transfer Agreement;

●	the Transfer Agreement and the Acquisition have been approved and adopted by the Independent Shareholders; and

●	the Company has obtained all necessary approvals for the Transfer Agreement and the Acquisition.

(2)	Conditions which the Company may waive:

●	representations and warranties of Huaneng Group in the Transfer Agreement are true and complete in all material respects; and

●	Huaneng Group has fulfilled in all material respects its obligations under the Transfer Agreement.

(3)	Conditions which Huaneng Group may waive:

	●	representations and warranties of the Company in the Transfer Agreement are true and complete in all material respects; and

	●	the Company has fulfilled in all material respects its obligations under the Transfer Agreement.

In case that any conditions for Closing are waived, further announcement will be made by the Company accordingly.

Closing Day:
Closing shall take place on, whichever is later, (i) the third business day after the conditions as stipulated in the Transfer Agreement have been satisfied or waived; or (ii) the day agreed upon by both parties. The Company expects the Closing will take place by the end of June 2008.

Closing:
On Closing day, (1) the Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* will be paid by way of cash in RMB from the Company’s internal sources; and (2) Huaneng Group shall deliver all title documents (including the relevant share certificates) representing the exclusive ownership of the SinoSing Power Interests to the Company where the SinoSing Power Interests shall be free from encumbrances.

*

	*	Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when US$197 million was purchased using RMB.

4.           REASONS FOR THE ACQUISITION, PRICING FACTORS AND IMPACT

The Acquisition reflects the Company´s continued implementation of its development strategy which focuses on both green-field development and acquisition. Tuas Power, which is 100% owned by SinoSing Power, is one of the three largest power companies in Singapore. It has advanced technologies and solid management and operations. Tuas Power has been regarded by the international power market as a quality asset. Upon completion of the Acquisition, the Company will own 100% interests in SinoSing Power, which in turn holds the entire equity interests in Tuas Power. This would help the Company to diversify its geographical risk and to improve its fuel structure. Through the operation of Tuas Power, the Company will participate in Singapore’s competitive power generation market and power retail market, thus gaining experience in operating in a competitive power market. In addition, the Acquisition provides the Company with a platform to expand overseas and to develop its experience in overseas investment operation, which is in line with the Company´s “Expand Outwards” strategy, and is to the long-term benefit of the Company and its Shareholders.

In respect of the trading prospect of the Company, its scale of operation will be further enhanced upon completion of the Acquisition. Its generation capacity will increase by 2,670 MW on an equity basis, while the total generation capacity on an equity basis will increase from 33,723 MW to 36,393 MW, representing an increase of 7.9%. The Company´s asset and liabilities will also be increased correspondingly with only a slight increment in the debt level, thereby further utilising the financial leverage effect. Upon completion of the Acquisition, Tuas Power, as a new source of profit for the Company, will help to increase the overall profit of the Company.

LETTER FROM THE BOARD

The consideration for the Acquisition was determined on the basis of normal commercial terms and arm´s length negotiation between the Company and Huaneng Group. The parties agreed that the consideration shall comprise (1) approximately US$985 million being the capital injected into SinoSing Power by Huaneng Group; and (2) all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interests in Tuas Power through SinoSing Power from Temasek.

The consideration was based on the purchase price paid by Huaneng Group to Temasek in the acquisition of 100% issued shares in Tuas Power through SinoSing Power on 24 March 2008. Determination of the aforementioned purchase price was first based on the results of valuing Tuas Power. Such evaluation comprises objectively appraising the present situation and future development potentials of Tuas Power from various perspectives including the market, technological, financial and legal aspects. Key factors that have been considered include the growth of demand for power in Singapore, the market structure and the future competitive landscape of the power industry in Singapore, fuel supplies and costs, risk management capabilities, the technology and reliability of the existing generating units, repowering of the existing units, impact of unresolved legal issues, Tuas Power’s existing financial and operational conditions, structure and costs of the acquisition financing and etc.. The evaluation of such factors was based on in-depth and objective due diligence on Tuas Power conducted by various professional parties.

Finalisation of the purchase price for acquiring the 100% interests in Tuas Power was the result of a market-driven competitive bidding process. In the sale of the 100% interests in Tuas Power, Temasek followed the international common practice by adopting a two-stage auction process. The auction process was transparent, open and competitive and forms the basis of a fair price discovery mechanism. The final winning price was S$4.235 billion (approximately HK$24.238 billion), which reflected the value of Tuas Power as determined by the market. There has been no material change in the value of Tuas Power since it was acquired by Huaneng Group on 24 March 2008.

The total cost for Huaneng Group to acquire Tuas Power amounted to RMB21.92 billion (approximately HK$24.43 billion), comprising S$4.235 billion (approximately HK$24.238 billion) being the purchase price paid to Temasek, and RMB176 million (approximately HK$196 million), being the expenses (including interest of loan) directly incurred by Huaneng Group for purpose of acquiring Tuas Power. Huaneng Group´s sources of fund for paying such costs were as follows:

(1)
an amount of US$985 million (approximately HK$7.674 billion) being capital injected by Huaneng Group into SinoSing Power, comprising (i) US$197 million (approximately HK$1.535 billion) from Huaneng Group´s internal sources; and (ii) US$788 million (approximately HK$6.139 billion) being a loan provided by The Export-Import Bank of China on normal commercial terms; and

(2)
loans to SinoSing Power from various banks (upon completion of the Acquisition, repayment obligations of such loans are still with SinoSing Power) comprising (i) a loan of approximately US$600 million (approximately HK$4.675 billion) from The Bank of China; and (ii) a non-recourse loan of S$2.25 billion (approximately HK$12.877 billion) from an overseas bank group.

Financial leverage is properly utilised in the above financing and debt structures. This combines with a competitive financing cost structure to ensure a reasonable level of investment returns.

As to the financial impact of the Acquisition, according to the International Financial Reporting Standards, the Company and its subsidiaries have a consolidated audited net assets value of approximately RMB52.080 billion (approximately HK$58.050 billion) as at 31 December 2007. Based on the unaudited pro forma statement of assets and liabilities of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), as a result of the acquisition of SinoSing Power, the consolidated net assets value of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) as at 31 December 2007 would change to approximately RMB52.047 billion (approximately HK$58.013 billion). The gearing ratio of the Company and its subsidiaries for the year ended 31 December 2007 as computed based on debt over debt and equity was approximately 53.65%. Assuming the Acquisition had been completed on 31 December 2007, based on the pro forma financial information as included in Appendix IV to this circular, the gearing ratio of the Group will be increased to approximately 61.47%, being an increase of approximately 7.82%. The Directors are in the opinion that the increase in the gearing ratio will not affect the operation of the Company and its subsidiaries (including SinoSing Power and Tuas Group).

SinoSing Power was incorporated on 10 March 2008. For the period from the date of its incorporation to 24 March 2008, SinoSing Power did not carry out other business except for the investment in Tuas Power, which was financed by capital injection from Huaneng Group and loans from various banks.

LETTER FROM THE BOARD

As set out in the audited consolidated financial information of Tuas Group in Appendix II to this circular, Tuas Group had turnovers of approximately S$2.267 billion (approximately HK$12.974 billion) and approximately S$1.668 billion (approximately HK$9.546 billion) for the year ended 31 March 2007 and the nine months ended 31 December 2007 respectively.

Upon the completion of the Acquisition, the results of SinoSing Power and its subsidiaries will be consolidated into the Company, thus increasing the Company’s turnover and earnings. Please refer to Appendix IV to this circular for further details of the financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries).

Having considered the fact that the accountants’ report of Tuas Group for the three years ended 31 March 2007 and the nine months ended 31 December 2007 has already been included in this circular, the Board believes that such financial information regarding Tuas Group is sufficient to enable the Shareholders to make an informed assessment and to decide whether or not to approve the Transfer Agreement and the transaction as contemplated thereby in the EGM.

In addition, the Board confirms that sufficiant due diligence on Tuas Group has been performed to ensure that (a) up to the date of this circular, there had been no material adverse change in the financial position or prospects of Tuas Group; and (b) there is no event since 31 December 2007 which would materially adversely affect the financial information in the accountants’ report of Tuas Group.

The board of Directors believes that the price and the terms of the Acquisition are fair and reasonable to the Company and its Shareholders. In addition, the Acquisition is based on normal commercial terms. The Board is therefore of the view that the Acquisition is in the interests of the Company and its Shareholders as a whole.

5.           INFORMATION REGARDING SINOSING POWER

The corporate structure of SinoSing Power is set out below:

LETTER FROM THE BOARD

SinoSing Power

The subject matter of the Acquisition is the 100% issued shares of SinoSing Power currently held by Huaneng Group. For the purpose of acquiring 100% issued shares of Tuas Power by Huaneng Group from Temasek, SinoSing Power was incorporated in Singapore by Huaneng Group as its wholly owned subsidiary. Huaneng Group’s capital investment in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion). The acquisition of 100% issued shares in Tuas Power by SinoSing Power was completed on 24 March 2008. The consideration paid by SinoSing Power amounted to S$4,235 million (approximately US$3 billion, approximately HK$24.238 billion). Details of SinoSing Power are set out below:

Date of incorporation:	10 March 2008
Place of incorporation:	Singapore
Total issued shares:	US$985,000,100, divided into 985,000,100 shares
Shareholding structure:	Huaneng Group (100%)
Scope of business:	investment holding

As at the date hereof, SinoSing Power has one directly held subsidiary only, namely, Tuas Power. Tuas Power is 100% owned by SinoSing Power.

As at 24 March 2008, the total bank loans of SinoSing Power amounted to approximately S$2,961 million (approximately HK$16.947 billion).

Huaneng Group has warranted that its ownership of the SinoSing Power Interests are complete, exclusive, legally valid and freely disposable under law, and that the SinoSing Power Interests are not subject to any pledge, mortgage, lien or third party right, nor are they involved in any disputes, litigations, arbitrations or legal proceedings.

Tuas Power

Tuas Power is a power generating company incorporated in Singapore which is engaged in the business of generation, trading and retail of power. It has a generation capacity of 2,670 MW, representing over 25% of market share in Singapore. Tuas Power’s generation facilities consists of 2 x 600 MW oil-fired steam turbine units and 4 x 367.5 MW gas-fired combined cycle units. Its generating units are relatively new with records of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in the industry.

Tuas Power sells its electric power output mainly through vesting contracts and direct sale into the power pool market. Vesting contract price is set by the Energy Market Authority (“EMA”) at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. This helps protect margins of the generation business of the power companies in the Singapore market such as Tuas Power to a large degree. For the year ended 31 March 2007, vesting contracts contributed 64% of Tuas Power’s power generation sold. In addition, Tuas Power sells part of its generation output to the pool at the pool price. Pool participants bid into the competitive power pool market of Singapore every half an hour. Pool clearing price and the generation units dispatched are determined by matching the supply and demand curves. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. In addition to its power generation business, Tuas Power has a power retail business that offers a natural hedge to the price risk faced by its generation business as the retail price is linked to the prices at which the generation business sells its output.

For the financial year ended 31 March 2007, Tuas Power’s generation output and generation units sold were 10.27 billion kWh and 10.07 billion kWh, respectively.

Other information of Tuas Power is as follows:

Date of incorporation:	28 March 1995
Place of incorporation:	Singapore
Total issued share capital:	S$1,178,050,000, divided into 1,178,050,000 shares
Shareholding structure:	SinoSing Power (100%)
Scope of business:	Power generation and provisions of relevant products, by-products, development of power resources and operation of power plants

LETTER FROM THE BOARD

Subsidiaries of Tuas Power

As at the date hereof, Tuas Power owns four directly held subsidiaries, namely, (i) TPS; (ii) TPU; (iii) TPGS; and (iv) NewEarth, details of which are set out below:

Name of company	Place of incorporation	Scope of business	Issued share capital (S$)	Shareholding held by Tuas Power	Other shareholders and their shareholdings

TPS	Singapore	Sale of power	S$500,000 (divided into 500,000 shares)	100%	—

TPU	Singapore	Provision of utilities-related services	S$2 (divided into 2 shares)	100%	—

TPGS	Singapore	Provision of utilities-related services	S$1,000,000 (divided into 1,000,000 shares)	75%	Gas Supply Pte. Ltd (25%)

NewEarth	Singapore	Consultancy on recycling and utilisation of industrial waste	S$10,111,841 (divided into 440,427 shares)	60%	Water and Environmental Technologies Pte Ltd (40%)

6.           Selected Financial Information of SinoSing Power

The following is a summary of unaudited financial information of SinoSing Power as at 24 March 2008 prepared in accordance with International Financial Reporting Standards:

(S$’000)
As at 24 March 2008

Total assets	4,297,083 (approximately HK$24.593 billion)
Total liabilities	2,949,314 (approximately HK$16.88 billion)
Total receivables	—
Contingent liabilities	—
Net assets	1,347,769 (approximately HK$7.714 billion)

Notes:

(1)
For the period from 10 March 2008 (date of incorporation) to 24 March 2008, SinoSing Power did not carry out other business activities except for the investment in Tuas Power, which was financed by capital injection from Huaneng Group and loans from various banks. Loss for the period from 10 March 2008 (date of incorporation) to 24 March 2008 amounted to S$6.3 million (approximately HK$36.115 million) which mainly includes the finance costs arising from the bank loans obtained by SinoSing Power for the acquisition of Tuas Power.

(2)
Total liabilities mainly include bank loans of approximately S$2,961 million (approximately HK$16,947 million), net of transaction costs of approximately S$13 million (approximately HK$74 million). The gearing ratio of SinoSing Power as at 24 March 2008 was 68.6%.

(3)
Please refer to Appendix I to this circular for the accountants’ report of SinoSing Power for the period from 10 March 2008 (date of incorporation) to 31 March 2008, which was prepared in accordance with International Financial Reporting Standards. For the purpose of this accountants’ report, there are no significant differences between International Financial Reporting Standards and Hong Kong Financial Reporting Standards.

For compliance with Rule 4.06 of the Hong Kong Listing Rules, the Company shall include the consolidated accounts of SinoSing Power and its subsidiaries in the circular. However, it is impracticable to prepare the consolidated accounts of SinoSing Power and its subsidiaries (including Tuas Power and its subsidiaries) for the period ended 31

LETTER FROM THE BOARD

March 2008 since SinoSing Power was incorporated on 10 March 2008 and acquired Tuas Power on 24 March 2008 while the financial information of Tuas Power and its subsidiaries were only available up to the period ended 31 December 2007. If the Company was to comply with Rule 4.06 of the Hong Kong Listing Rules, the Company would have to postpone the completion of the Acquisition. In the premises, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with such requirements on the basis that the Company has included the audited financial information of Tuas Power and its subsidiaries in the circular as appendix II herein.

7.           SELECTED FINANCIAL INFORMATION OF TUAS POWER

The following is a summary of the audited consolidated financial information of Tuas Group as at 31 March 2005, 2006, 2007 and 31 December 2007 and for the years/period then ended, prepared in accordance with International Financial Reporting Standards:

(S$ ´000)
	As at 31 March 2005	As at 31 March 2006	As at 31 March 2007	As at 31 December 2007

Total assets	1,566,118 (approximately HK$8.963 billion)	1,785,634 (approximately HK$10.22 billion)	1,792,135 (approximately HK$10.257 billion)	2,001,290 (approximately HK$11.454 billion)

Total liabilities	647,741 (approximately HK$3.707 billion)	754,375 (approximately HK$4.318 billion)	681,861 (approximately HK$3.902 billion)	739,626 (approximately HK$4.233 million)

Total receivables	147,567 (approximately HK$845 million)	334,834 (approximately HK$1.916 billion)	246,378 (approximately HK$1.410 billion)	302,120 (approximately HK$1.729 billion)

Contingent liabilities	—	—	—	—

Net assets	918,377 (approximately HK$5.256 billion)	1,031,259 (approximately HK$5.902 billion)	1,110,274 (approximately HK$6.354 billion)	1,261,664 (approximately HK$7.221 billion)

(S$ ´000)
	For the year ended 31 March 2005	For the year ended 31 March 2006	For the year ended 31 March 2007	For the nine month period ended 31 December 2007

Revenue from principal activities	1,361,523 (approximately HK$7.792 billion)	1,735,884 (approximately HK$9.935 billion)	2,266,829 (approximately HK$12.974 billion)	1,667,839 (approximately HK$9.546 billion)
(Loss)/profit from principal activities	(124,707) (approximately HK$714 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
Operating (loss)/profit	(124,707) (approximately HK$714 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
(Loss)/profit before taxation	(124,707) (approximately HK$714 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
(Loss)/profit after taxation	(104,086) (approximately HK$596 million)	104,086 (approximately HK$596 million)	177,163 (approximately HK$1.014 billion)	125,735 (approximately HK$720 million)

Notes:

(1)	The financial year of Tuas Power is 31 March of each calendar year.

(2)
Please refer to Appendix II to this circular for the accountants’ report of Tuas Group for the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007, which was prepared in accordance with International Financial Reporting Standards. For the purpose of this accountants’ report, there are no significant differences between International Financial Reporting Standards and Hong Kong Financial Reporting Standards.

Analysis of Tuas Power´s performance

The following discussion and analysis is based on the financial data from the Accountants´ Report on Tuas Group contained in Appendix II to this circular.

Turnover

For each of the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007, turnover of Tuas Group was S$1,361,523,000 (approximately HK$7.792 billion), S$1,735,884,000 (approximately HK$9.935 billion), S$2,266,829,000 (approximately 12.974 billion), and S$1,667,839,000 (approximately HK$9.546 billion) respectively. Turnover of Tuas Group represents mainly the revenue from generation of electricity, revenue from electricity sales to the end-users and other related revenue. The increase in turnover was mainly due to higher generation units sold amid growing electricity demand and larger market share following the commencement of commercial operations of two new gas-fired electricity generation units. The increase in fuel costs also contributed significantly to the turnover increase, given the higher unit electricity price.

Net loss/profit

Tuas Group incurred a net loss of S$104,086,000 (approximately HK$596 million) for the year ended 31 March 2005. It was mainly due to the impairment loss on certain underutilised electricity generation plant and the write-down of related equipment spares. For the years ended 31 March 2006 and 2007 and the nine months ended 31 December 2007, Tuas Group recorded a net profit of S$104,086,000 (approximately HK$596 million), S$177,163,000 (approximately HK$1,014 million) and S$125,735,000 (approximately HK$720 million), mainly due to the higher generation units sold and the operation of two new gas-fired generating units.

LETTER FROM THE BOARD

Capital structure

Please refer to Note 28 of the Accountants’ report on the Financial Information of Tuas Group in Appendix II of this circular. Currently, Tuas Group does not have any foreign currency net investments.

Total assets

The total assets of Tuas Group increased from S$1,606,927,000 (approximately HK$9.197 billion) as at 31 March 2005 to S$1,785,634,000 (approximately HK$10.22 billion) as at 31 March 2006 largely attributable to the increase in inventories and receivables. Total assets increased from S$1,792,135,000 (approximately HK$10.257 billion) as at 31 March 2007 to S$2,001,290,000 (approximately HK$11.454 billion) as at 31 December 2007 mainly attributable to the increase in cash and cash equivalent and receivables.

Liquidity and financial resources and gearing ratio

Individual operating entities of Tuas Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands. Tuas Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirement in the short and longer term.

Tuas Group monitors capital on the basis of debt to equity ratio. This ratio is calculated as total interest-bearing borrowings divided by total equity. Tuas Group´s strategy is to maintain the debt to equity ratio at below 80%. The debt to equity ratios as at 31 March 2005, 2006, and 2007 and 31 December 2007 was 53%, 54%, 38% and 32% respectively.

Segment reporting

No analysis of the Tuas Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Tuas Group’s operating activities are carried out in Singapore and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Tuas Group’s generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Tuas Group’s total assets.

Foreign exchange risk management

Tuas Group is exposed to currency risk primarily through purchases of fuel and equipment that are denominated in United States dollars (“US dollars”) and Japanese Yen (“Yen”). Depreciation or appreciation of US dollars and Yen against the Singapore dollars will affect Tuas Group’s financial position and results of operation. Tuas Group uses forward exchange contracts to hedge its currency risk and classified these as cash flow hedges. The majority of the forward exchange contracts have maturities of less than one year after each of the balance sheet date. As at 31 March 2005, 2006 and 2007 and 31 December 2007, Tuas Group had forward exchange contracts hedging forecast transactions with a net fair value of S$(2,930,000) (approximately HK$(16.769 million)), S$(4,735,000) (approximately HK$(27.1 million)), S$(7,891,000) (approximately HK$(45.163 million)) and S$(6,143,000) (approximately HK$(35.158 million)) respectively.

Capital commitments, charge on assets and contingent liabilities

As at 31 March 2005, 2006, and 2007 and 31 December 2007, Tuas Group had capital commitments amounting to S$209,590,000 (approximately HK$1,200 million), S$110,856,000 (approximately HK$634 million), S$138,968,000 (approximately HK$795 million) and S$128,796,000 (approximately HK$737 million) respectively.

As at 31 March 2005, 2006, and 2007 and 31 December 2007, none of the assets of Tuas Group had been charged or pledged for securing its financing and based on the information available to the Board, no contingent liability was identified.

There had been no significant investment held by Tuas Group had there been any material acquisitions or disposals of Tuas Power’s subsidiaries and associated companies during the last financial year. Currently, there is no future plans for any material investments or capital assets in the coming year.

LETTER FROM THE BOARD

Employees and remuneration policies

As at 31 March 2005, 2006 and 2007 and 31 December 2007, Tuas Group had 212, 207, 215, and 222 employees respectively. The total staff costs for each of the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007 amounted to S$18,134,000 (approximately HK$104 million), S$18,783,000 (approximately HK$108 million), S$21,874,000 (approximately HK$125 million) and S$ 15,570,000 (approximately HK$89 million) respectively. Employees are remunerated according to their performance and work experience and with reference to market benchmark.

8.           PROPERTY INTEREST

Vigers Appraisal & Consulting Limited, an independent property valuer, has valued our property interests, including interests in leasehold land held for own use under operating leases, as at 31 March 2008 at approximately S$330 million (equivalent to HK$1.89 billion). The text of its letter, summary of valuation and valuation certificates are set out in Appendix V to this circular.

A reconciliation of the net book value of the relevant property interests, including interests in leasehold land held for own use under operating leases, as at 31 December 2007 to their fair value as at 31 March 2008 as stated in Appendix V to this circular is as follows:

S$’000
Net book value as at 31 December 2007 included in the Accountants’ Report set out in Appendix II to this circular: Interests in leasehold land held for own use under operating leases	42,670
Buildings/structures	128,006
Others (included in plant and equipment)	12,089
－－－－
182,765
Movement for the three months ended 31 March 2008:
Depreciation and amortisation	(1,742)
－－－－
Net book value as at 31 March 2008	181,023
Valuation surplus	148,977
－－－－
Valuation as at 31 March 2008 as per Appendix V to this circular	330,000
========

9.           THE EGM

The transactions as contemplated by the Transfer Agreement constitute a major and a connected transactions to the Company. As the aggregate of the transaction scale of the Acquisition exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition is a connected transaction of the Company, which shall be subject to Independent Shareholders’ approvals as required under Rule 14A.18 of the Hong Kong Listing Rules. The Company will convene the EGM on 24 June 2008 to consider the approval of the Acquisition (including the Transfer Agreement). The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll results. Huaneng Group, HIPDC and their respective Associates and shareholders who are involved in, or interested in the Acquisition (holding an aggregate of 6,121,786,667 shares in the Company, representing approximately 50.78% of the total issued shares of the Company as at the date hereof) will abstain from voting at the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement). The voting at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Listing Rules. The Notice of EGM is set out on pages 213 to 215 of this circular.

A reply slip and a form of proxy for use by the Independent Shareholders at the EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC as soon as possible but in any event not

LETTER FROM THE BOARD

later than 4 June 2008. The enclosed form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room 1806-1807, 18/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

Upon completion of the Acquisition, Tuas Group will all become subsidiaries of the Company. According to chapter 14A of the Hong Kong Listing Rules, the substantial shareholders (and their associates) of Tuas Power’s subsidiaries, which are now independent and not connected with the Company and its connected persons will then become connected persons of the Company (“Tuas Power Connected Persons”) after Closing. Certain existing transactions between Tuas Group and such Tuas Power Connected Persons will constitute continuing connected transactions of the Company after completion of the Acquisition accordingly. Such transactions are therefore subject to compliance with the disclosure and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules by the Company. The Company shall make disclosure in this regard in due course.

10.           RECOMMENDATION FROM THE INDEPENDENT DIRECTORS COMMITTEE

Your attention is drawn to the letter from the Independent Directors Committee to the Independent Shareholders of the Company, which is set out on page 22 of this circular, and which contains their recommendation in respect of the (Acquisition and the Transfer Agreement).

The letter of advice from DBS to the Independent Directors Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Transfer Agreement and whether the Transfer Agreement (toghether with the Acquisition) is in the interests of the Company and its shareholders as a whole is set out on pages 23 to 44 of this circular.

The Independent Directors Committee, having taken into account the advice of DBS, considers that the terms of the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisition is in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the Transfer Agreement and the transaction as contemplated thereby.

11.           RECOMMENDATION FROM THE BOARD

The Directors are of the opinion that the Acquisition is in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of such resolution to approve the Transfer Agreement and the transaction as contemplated thereby.

12.           OTHER INFORMATION

Your attention is drawn to the general information set out in the appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Li Xiaopeng Chairman

LETTER FROM THE INDEPENDENT DIRECTORS COMMITTEE

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Registered office: West Wing, Building C Tianyin Mansion 2C Fuxingmennan Street Xicheng District Beijing 100031 The People’s Republic of China
10 May 2008

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

We, the Independent Directors Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Transfer Agreement (and the Acquisition), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 10 May 2008, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Listing Rules, the transaction as contemplated by the Transfer Agreement constitute connected transaction to the Company. Accordingly, the conduct of transaction as contemplated by the Transfer Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from DBS set out on pages 23 to 44 of the Circular. We have discussed the letter and the opinion contained therein with DBS.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, DBS, as stated in its aforementioned letter, we consider the terms of the Transfer Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the Acquisition is in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 24 June 2008 and thereby approve the Transfer Agreement and the transaction contemplated thereby.

Yours faithfully, Qian Zhongwei Xia Donglin Liu Jipeng Wu Yusheng Yu Ning Independent Directors

LETTER FROM DBS

The following is the text of the letter of advice from DBS, the independent financial adviser to the Independent Directors Committee and Independent Shareholders, in relation to the major and connected transaction, which has been prepared for the purpose of inclusion in this circular.

10 May 2008

To the Independent Directors Committee and the Independent Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF SINOSING POWER

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Directors Committee and the Independent Shareholders in relation to the acquisition of 100% interest in SinoSing Power from Huaneng Group by the Company, details of which are set out in the letter from the Board (“Letter from the Board”) in the circular of the Company to its Shareholders dated 10 May 2008 (“Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 29 April 2008, the Board made an announcement (“Announcement”) regarding the Acquisition. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the Acquisition and will convene an EGM for obtaining the Independent Shareholders’ approvals for the Acquisition.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds 8.75% of the total issued share capital of the Company. As of the Latest Practicable Date, HIPDC holds approximately 42.03% of the total issued share capital of the Company. Therefore, Huaneng Group is a connected person to the Company.

As the transaction size of the Acquisition exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition therefore constitutes a connected transaction to the Company, which shall be subject to the Independent Shareholders’ approval according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement).

The Acquisition also constitutes a major transaction to the Company, the conduct of which requires the approval by the Shareholders.

Our scope of work under this engagement is to assess whether the terms of the Acquisition is fair and reasonable so far as the Independent Shareholders are concerned and, from that perspective, is in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote in respect of the Acquisition.

BASIS OF OUR OPINION

In arriving at our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors, advisers and representatives of the Company (including those contained or referred to in the Circular). We have also assumed that the information and representations contained or referred to in the Circular were true and accurate in all respects at the time they were made and continue to be so at the date of dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth

LETTER FROM DBS

investigation into the businesses and affairs or other prospects of the Company or any of its respective subsidiaries or associates.

TERMS OF THE TRANSFER AGREEMENT

The Transfer Agreement was approved by the Directors on 29 April 2008 and signed by Huaneng Group and the Company on the same day.

Date:	29 April 2008

Parties:	Huaneng Group as the seller and the Company as the purchaser

Interests to be acquired:
Interest representing 100% of the issued share capital of SinoSing Power, together with all the rights attached thereto as at 24 March 2008 (the day on which Huaneng Group acquired 100% interests in Tuas Power through SinoSing Power from Temasek)

Consideration:
The consideration to be paid by the Company comprises (1) approximately US$985 million (approximately HK$7.674 billion) being the capital injected into SinoSing Power by Huaneng Group (including US$197 million (approximately HK$1.535 billion) from internal sources of Huaneng Group and US$788 million (approximately HK$6.139 billion) from a loan obtained by Huaneng Group); and (2) an aggregate amount of approximately RMB176 million (approximately HK$196 million), being all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interest in Tuas Power through SinoSing Power from Temasek. On the Closing Day, the Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* shall be paid by way of cash in RMB.
The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

*

* Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when the US$197 million was purchased using RMB.

Assignment of loans and repayment obligations:	(1)
The capital contribution by Huaneng Group in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion), of which US$788 million (approximately HK$6.139 billion) was borrowed from The Export-Import Bank of China. According to the Transfer Agreement, the Company shall assume the repayment obligation of such principal amount of US$788 million (approximately HK$6.139 billion) and the interest thereof on the Closing Day. The Company will use the proceeds generated from the operation of the Company (including Tuas Power) to repay the loans.

	(2)	In addition, SinoSing Power has obtained a loan of approximately US$600 million (approximately HK$4.675 billion) from Bank of China for the purpose of acquiring 100% interest in Tuas Power from Temasek. Huaneng Group has provided a repayment guarantee in favour of Bank of China. Pursuant to the Transfer Agreement, the Company, upon Closing, will assume the guarantee obligation from Huaneng Group.

LETTER FROM DBS

Conditions:	Closing is subject to the satisfaction or waiver of the following conditions:

	(1)	Conditions which need to be satisfied:

●
An independent financial adviser to the Independent Directors Committee and the Independent Shareholders has advised the Independent Directors Committee that the terms and conditions of the transaction contemplated by the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned;

	●	the Independent Directors Committee recommended that the Independent Shareholders vote in favour of the Acquisition and the Transfer Agreement;

	●	the Transfer Agreement and the Acquisition have been approved and adopted by the Independent Shareholders; and

	●	the Company has obtained all necessary approvals for the Transfer Agreement and the Acquisition.

(2)	Conditions which the Company may waive:

	●	representations and warranties of Huaneng Group in the Transfer Agreement are true and complete in all material respects; and

	●	Huaneng Group has fulfilled in all material respects its obligations under the Transfer Agreement.

(3)	Conditions which Huaneng Group may waive:

	●	representations and warranties of the Company in the Transfer Agreement are true and complete in all material respects; and

	●	the Company has fulfilled in all material respects its obligations under the Transfer Agreement.

In case that any conditions for Closing are waived, further announcement will be made by the Company accordingly.

Closing Day:
Closing shall take place on, whichever is later, (i) the third business day after the conditions as stipulated in the Transfer Agreement have been satisfied or waived; or (ii) the day agreed upon by both parties. The Company expects the Closing will take place by the end of June 2008.

Closing:
On the Closing day, (1) the Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* will be paid by way of cash in RMB

LETTER FROM DBS

from the Company’s internal sources; and (2) Huaneng Group shall deliver all title documents (including the relevant share certificates) representing the exclusive ownership of the SinoSing Power Interests to the Company where the SinoSing Power Interests shall be free from encumbrances.

●	Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when US$197 million was purchased using RMB.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the terms of the Acquisition, we have considered the following principal factors and reasons:

1.           Background

Background of the Company and its subsidiaries

The Company and its subsidiaries develop, construct, operate and manage power plants in PRC nationwide, with a total generation capacity of 33,723MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies.

Background of Huaneng Group

Huaneng Group is principally engaged in the operation and management of industrial investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Background of SinoSing Power

The subject matter of the Acquisition is the 100% issued shares of SinoSing Power currently held by Huaneng Group. For the purpose of acquiring 100% issued shares of Tuas Power by Huaneng Group from Temasek, SinoSing Power was incorporated in Singapore by Huaneng Group as its wholly owned subsidiary. Huaneng Group’s capital investment in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion). The acquisition of 100% issued shares in Tuas Power by SinoSing Power was completed on 24 March 2008. The consideration paid by SinoSing Power amounted to S$4,235 million (approximately US$3 billion, approximately HK$24.238 billion). The corporate structure of SinoSing Power is set out below:

LETTER FROM DBS

Details of SinoSing Power are set out below:

Date of incorporation:	10 March 2008
Place of incorporation:	Singapore
Total issued shares:	US$985,000,100, divided into 985,000,100 shares
Shareholding structure:	Huaneng Group (100%)
Scope of business:	investment holding

Huaneng Group has warranted that its ownership of the SinoSing Power Interests are complete, exclusive, legally valid and freely disposable under law, and that the SinoSing Power Interests are not subject to any pledge, mortgage, lien or third party right, nor are they involved in any disputes, litigations, arbitrations or legal proceedings.

Background of Tuas Power

Tuas Power is a power generating company incorporated in Singapore which is engaged in the business of generation, trading and retail of power. It has a generation capacity of 2,670 MW, representing over 25% of market share in Singapore. Tuas Power’s generation facilities consists of 2x 600 MW oil-fired steam turbine units and 4x 367.5 MW gas-fired combined cycle units. Its generating units are relatively new with records of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in the industry.

Tuas Power sells its electric power output mainly through vesting contracts and direct sale into the power pool market. Vesting contract price is set by the Energy Market Authority (“EMA”) at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. This helps protect margins of the generation business of the power companies in the Singapore market such as Tuas Power to a large degree. For the year ended 31 March 2007, vesting contracts contributed 64% of Tuas Power’s power generation sold. In addition, Tuas Power sells part of its generation output to the pool at the pool price. Pool participants bid into the competitive power pool market of Singapore every half an hour. Pool clearing price and the generation units dispatched are determined by matching the supply and demand curves. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. In addition to its power generation business, Tuas Power has a power retail business that offers a natural hedge to the price risk faced by its generation business as the retail price is linked to the prices at which the generation business sells its output.

For the financial year ended 31 March 2007, Tuas Power’s generation output and generation units sold amounted to 10.27 billion kWh and 10.07 billion kWh, respectively.

Other information of Tuas Power is:

Date of incorporation:	28 March 1995
Place of incorporation:	Singapore
Total issued share capital:	S$1,178,050,000, divided into 1,178,050,000 shares
Shareholding structure:	SinoSing Power (100%)
Scope of business:	Power generation and provisions of relevant products, by-products, development of power resources and operation of power plants

LETTER FROM DBS

As at the date hereof, Tuas Power owns four directly held subsidiaries, namely, (i) TPS; (ii) TPU; (iii) TPGS; and (iv) NewEarth, details of which are set out below:

Name of company	Place of incorporation	Scope of business	Issued share capital (S$)	Shareholding held by Tuas Power	Other shareholders and their shareholdings

TPS	Singapore	Sale of power	S$500,000 (divided into 500,000 shares)	100%	—
TPU	Singapore	Provision of utilities-related services	S$2 (divided into 2 shares)	100%	—
TPGS	Singapore	Provision of utilities-related services	S$1,000,000 (divided into 1,000,000 shares)	75%	Gas Supply Pte. Ltd (25%)
NewEarth	Singapore	Consultancy on recycling and utilisation of industrial waste	S$10,111,841 (divided into 440,427 shares)	60%	Water and Environmental Technologies Pte Ltd (40%)

2.           Selected financials of SinoSing Power and Tuas Power

Selected financial information of SinoSing Power

As at the date hereof, SinoSing Power has one directly held subsidiary only, namely, Tuas Power. Tuas Power is 100% owned by SinoSing Power. As at 24 March 2008, the total bank loans of SinoSing Power amounted to approximately S$2,961 million (approximately HK$16.947 billion). The following is a summary of the unaudited financial information of SinoSing Power as at 24 March 2008 prepared in accordance with International Financial Reporting Standards:

As at 24 March 2008
(S$’000)

Total assets	4,297,083 (approximately HK$24.593 billion)
Total liabilities	2,949,314 (approximately HK$16.88 billion)
Net assets	1,347,769 (approximately HK$7.714 billion)

   Notes:

(1)
For the period from 10 March 2008 (date of incorporation) to 24 March 2008, SinoSing Power did not carry out other business activities except for the investment in Tuas Power, which was financed by capital injection from Huaneng Group and loans from various banks. Loss for the period from 10 March 2008 (date of incorporation) to 24 March 2008 amounted to S$6.3 million (approximately HK$36.115 million) which mainly includes the finance costs arising from the bank loans obtained by SinoSing Power for the acquisition of Tuas Power.

(2)
Total liabilities mainly include bank loans of approximately S$2,961 million (approximately HK$16,947 million), net of transaction costs of approximately S$13 million (approximately HK$74 million). The gearing ratio of SinoSing Power as at 24 March 2008 was 68.6%.

(3)
Please refer to Appendix I to this Circular for the accountants’ report of SinoSing Power for the period from 10 March 2008 (date of incorporation) to 31 March 2008, which was prepared in accordance International Financial Reporting Standards. For the purpose of this accountants’ report, there are no significant differences between International Financial Reporting Standards and Hong Kong Financial Reporting Standards.

Selected financial information of Tuas Power

The following is a summary of the audited consolidated financial information of Tuas Group as at 31 March 2005,

LETTER FROM DBS

2006, 2007 and 31 December 2007 and for the years/period then ended, prepared in accordance with International Financial Reporting Standards:

(S$’000)	As at 31 March 2005	As at 31 March 2006	As at 31 March 2007	As at 31 December 2007

Total assets	1,566,118 (approximately HK$8.963 billion)	1,785,634 (approximately HK$10.22 billion)	1,792,135 (approximately HK$10.257 billion)	2,001,290 (approximately HK$11.454 billion)
Total liabilities	647,741 (approximately HK$3.707 billion)	754,375 (approximately HK$4.318 billion)	681,861 (approximately HK$3.902 billion)	739,626 (approximately HK$4.233 billion)
Total receivables	147,567 (approximately HK$845 million)	334,834 (approximately HK$1.916 billion)	246,378 (approximately HK$1.410 billion)	302,120 (approximately HK$1.729 billion)
Net assets	918,377 (approximately HK$5.256 billion)	1,031,259 (approximately HK$5.902 billion)	1,110,274 (approximately HK$6.354 billion)	1,261,664 (approximately HK$7.221 billion)

(S$’000)	For the year ended 31 March 2005	For the year ended 31 March 2006	For the year ended 31 March 2007	For the nine month period ended 31 December 2007

Revenue from principal activities	1,361,523 (approximately HK$ 7.792 billion)	1,735,884 (approximately HK$ 9.935 billion)	2,266,829 (approximately HK$12.974 billion)	1,667,839 (approximately HK$9.546 billion)
(Loss)/profit before taxation	(124,707) (approximately HK$714 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
(Loss)/profit after taxation	(104,086) (approximately HK$596 million)	104,086 (approximately HK$596 million)	177,163 (approximately HK$1.014 billion)	125,735 (approximately HK$720 million)

Notes:

(1)	The financial year of Tuas Power is 31 March of each calendar year.

(2)
Please refer to Appendix II to this Circular for the accountants’ report of Tuas Group for the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007, which was prepared in accordance with International Financial Reporting Standards. For the purpose of this accountants’ report, there are no significant differences between International Financial Reporting Standards and Hong Kong Financial Reporting Standards.

Turnover

For each of the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007, turnover of Tuas Group was S$1,361,523,000 (approximately HK$7.792 billion), S$1,735,884,000 (approximately HK$9.935 billion), S$2,266,829,000 (approximately 12.974 billion), and S$1,667,839,000 (approximately HK$9.546 billion) respectively. Turnover of Tuas Group represents mainly the revenue from generation of electricity, revenue from electricity sales to the end-users and other related revenue. The increase in turnover was mainly due to higher generation units sold amid growing electricity demand and larger market share following the commencement of commercial operations of two new gas-fired electricity generation units. The

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increase in fuel costs also contributed significantly to the turnover increase, given the higher unit electricity price.

Net loss/profit

Tuas Group incurred a net loss of S$104,086,000 (approximately HK$596 million) for the year ended 31 March 2005. It was mainly due to the impairment loss on certain underutilised electricity generation plant and the write-down of related equipment spares. For the years ended 31 March 2006 and 2007 and the nine months ended 31 December 2007, Tuas Group recorded a net profit of S$104,086,000 (approximately HK$596 million), S$177,163,000 (approximately HK$1,014 million) and S$125,735,000 (approximately HK$720 million), mainly due to the higher generation units sold and the operation of two new gas-fired generating units.

Total assets

The total assets of Tuas Group increase from S$1,606,927,000 (approximately HK$9.197 billion) as at 31 March 2005 to S$1,785,634,000 (approximately HK$10.22 billion) as at 31 March 2006 largely attributable to the increase in inventories and receivables. Total assets increased from S$1,792,135,000 (approximately HK$10.257 billion) as at 31 March 2007 to S$2,001,290,000 (approximately HK$11.454 billion) as at 31 December 2007 mainly attributable to the increase in cash and cash equivalent and receivables.

Liquidity and financial resources and gearing ratio

Individual operating entities of Tuas Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands. Tuas Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirement in the short and longer term.

Tuas Group monitors capital on the basis of debt to equity ratio. This ratio is calculated as total interest-bearing borrowings divided by total equity. Tuas Group´s strategy is to maintain the debt to equity ratio at below 80%. The debt to equity ratios as at 31 March 2005, 2006, and 2007 and 31 December 2007 was 53%, 54%, 38% and 32% respectively.

3.         Industry overview

Singapore is the only sovereign in Asia rated “AAA”, the highest credit rating issued by Standard & Poor´s. According to Standard and Poor’s, Singapore has a stable outlook in the political system as well as its economy. Real gross domestic product of Singapore has grown at an average annual rate of 7.7% from S$135 billion in 1998 to S$229 billion in 2007. The economic growth of Singapore has historically spurred the development of its electricity industry. From 1998 to 2007, electricity consumption in Singapore increased steadily at an average annual rate of 4.8%. Figure 1 sets forth the growth in both real gross domestic product and annual electricity consumption of Singapore for the recent ten years.

Figure 1: Historical electricity consumption and real gross domestic growth

Source: EMA and Statistics Singapore

LETTER FROM DBS

Since 1995, Singapore gradually liberalized the electricity market for greater efficiency and innovation. Natural gas has become the predominant fuel for powering electricity due to its higher efficiency and environmental concerns. In Singapore, electricity generated from natural gas increased from 43% in 2002 to 78% in 2006. According to Mott MacDonald, an international consultancy group, additional electricity capacity is expected to be required in the future to meet the growing electricity demand and to displace the existing generation plants with higher cost.

According to the Statement of Opportunities for Electricity Industry 2007 released by EMA, the need for new generation capacity depends on the peak demand of electricity. As shown in figure 2, the forecasted annual electricity demand and peak demand are projected to grow at an average annual growth rate of 4.4% and 4.3% respectively from 2006 to 2016. The stable outlook for Singapore’s economy also bodes well for the electricity sector.

Figure 2: Forecasted electricity demand and peak demand until 2016

Source: EMA

The electricity market in Singapore had traditionally been vertically integrated and owned by the Singapore government. The largest three power generation companies in terms of annual generation output accounted for 85% and 86% of the market share in 2005 and 2006 respectively. Tuas Power, being the third largest electricity generation company, grew in the sector by further capturing the market share from 24% in 2005 to 26% in 2006.

Figure 3: Market share of commercial power generation companies in 2005 and 2006

Source: EMA
Note 1: Inner ring refers to the market shares of the individual electricity generation company in 2005.
Note 2: Outer ring refers to the market shares of the individual electricity generation company in 2006
Note 3: Keppel Merlimau Cogen started commissioning works on its power plants on 30 October 2006.

LETTER FROM DBS

4.           Reason for the Acquisition

The Acquisition reflects the Company’s continued implementation of its development strategy which focuses on both green-field development and acquisition. Tuas Power, which is 100% owned by SinoSing Power, is one of the three largest power companies in Singapore. It has advanced technologies and solid management and operations. Tuas Power has been regarded by the international power market as a quality asset. Upon completion of the Acquisition, the Company will own 100% interest in SinoSing Power, which in turn holds the entire equity interests in Tuas Power. This would help the Company to diversify its geographical risk and to improve its fuel structure. Through the operation of Tuas Power, the Company will participate in Sinapore’s competitive power generation and power retail market, thus gaining experience in operating in a competitive power market. In addition, the Acquisition provides with Company a platform to expand overseas and develop its experience in overseas investment operation, which is in line with the Company’s “Expand Outwards” strategy, and is to the long-term benefits of the Company and its Shareholders.

In respect of the trading prospect of the Company, its scale of operation will be further enhanced upon completion of the Acquisition. The total generation capacity on an equity basis will increase by 2,670MW from 33,723 MW to 36,393 MW, representing an increase of 7.9%. The Company’s asset and liabilities will also be increased correspondingly with only a slight increment in the debt level, thereby further utilising the financial leverage effect. Upon completion of the Acquisition, Tuas Power, as a new source of profit for the Company, which will help to increase the overall profit of the Company.

The consideration for the Acquisition was determined on the basis of normal commercial terms and arm’s length negotiation between the Company and Huaneng Group. The parties agreed that the consideration shall comprise (1) US$985 million being the capital injection into SinoSing Power by Huaneng Group; and (2) all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interest in Tuas Power through SinoSing Power from Temasek.

The consideration was based on the purchase price paid by Huaneng Group to Temasek in the acquisition of 100% issued shares in Tuas Power through SinoSing Power on 24 March 2008. Determination of the aforementioned purchase price was first based on the valuation results of Tuas Power. Such evaluation comprises objectively appraising the present situation and future development potentials of Tuas Power from various perspectives including the market, technological, financial and legal aspects. Key factors that have been considered include the growth of demand for power in Singapore, the market structure and the future competitive landscape of the power industry in Singapore, fuel supplies and costs, risk management capabilities, the technology and reliability of the existing generating units, repowering of the existing units, impact of unresolved legal issues, Tuas Power’s existing financial and operational conditions, structure and costs of the acquisition financing and so on. The evaluation of such factors was based on in-depth and objective due diligence on Tuas Power conducted by various professional parties.

As stated in the Letter from the Board, finalisation of the purchase price for acquiring the 100% interest in Tuas Power was the result of a market-driven competitive bidding process. In the sale of the 100% interest in Tuas Power, Temasek followed the international common practice by adopting a two-stage auction process. The auction process was transparent, open and competitive and forms the basis of a fair price discovery mechanism. The final winning price was S$4.235 billion (approximately HK$24.238 billion), which reflected the value of Tuas Power as determined by the market. There has been no material change in the value of Tuas Power since it was acquired by Huaneng Group on 24 March 2008.

The total cost for Huaneng Group to acquire Tuas Power amounted to RMB21.92 billion (approximately HK$24.43 billion), comprising S$4.235 billion (approximately HK$24.238 billion) being the purchase price paid to Temasek, and RMB176 million (approximately HK$196 million), being the expenses (including interest of loan) directly incurred by Huaneng Group for purpose of acquiring Tuas Power. Huaneng Group’s sources of fund for paying such costs were as follows:

(1)
an amount of US$985 million (approximately HK$7.674 billion) being capital injected by Huaneng Group into SinoSing Power, comprising (i) US$197 million (approximately HK$1.535 billion) from Huaneng Group’s internal sources; and (ii) US$788 million (approximately HK$6.139 billion) being a loan provided by The Export-Import Bank of China on normal commercial terms; and

(2)
loans from various banks (upon completion of the Acquisition, repayment obligations of such loans are still with SinoSing Power) comprising (i) a loan of approximately US$600 million (approximately HK$4.675 billion) from The Bank of China; and (ii) a non-recourse project loan of S$2.25 billion (approximately HK$12.877 billion) from an overseas bank group.

LETTER FROM DBS

As stated in the Letter from the Board, the financial leverage is properly utilised in the above financing and debt structures. This combines with a competitive financing cost structure to ensure a reasonable level of investment returns.

5.         Valuation of the consideration of the Acquisition

Basis of analysis

Our analysis included, inter alia (i) comparison with selected companies listed in Singapore and Hong Kong which are engaged in the power generation business; and (ii) comparison of prices with implied enterprise value over HK$10 billion paid in transactions involving the disposal or acquisition of controlling stakes in power generation companies where information is publicly available and taking into account, inter alia, the business nature of the subject companies.

We consider that the analysis of the enterprise value multiples are the most important and appropriate valuation benchmark. Enterprise value (“EV”) is commonly used for all financial comparable analysis taking into consideration different capital structures of different companies. By analyzing enterprise value to earnings before interest, tax, depreciation and amortization (“EV/EBITDA”) multiple, we are able to focus on the operating cash flow of a company thereby providing a meaningful comparison through eliminating effects due to different debt structures, taxation structures, fixed asset bases and depreciation assumptions among comparable companies. For supplemental comparsion, we have also considered the enterprise value to sales (“EV/Sales”) multiples and enterprise value to installed capacity in megawatt (“EV/MW”) multiples.

LETTER FROM DBS

Comparable companies analysis

For the purpose of assessing the fairness and reasonableness of the consideration for the Acquisition, we have conducted analysis by reviewing the trading multiples of the selected companies with business operations which are comparable to that of Tuas Power. From our review, we note that there are no listed companies that have ownership in power plants in Singapore. Alternatively, since the Company is a listed company in Hong Kong, we have therefore identified companies with (i) more than 50% of revenue derived from the generation of electricity and (ii) are listed on the Stock Exchange or Singapore Exchange Limited (“Comparable Companies”).

Company	Exchange listed	Market capitalization(1) (HK$million)	EV/MW multiple(2),(3) (HK$million)	EV/Sales multiple(2),(4) (times)	EV/EBITDA multiple(2),(5) (times)

CLP Holdings Limited	Hong Kong	144,976	21.69	3.80	9.20
Datang International Power Generation Company Limited	Hong Kong/ Shanghai	141,048	10.91	6.00	15.11
Huaneng Power International, Inc.	Hong Kong/ Shanghai	109,749	5.01	3.04	9.04
Hongkong Electric Holdings Limited	Hong Kong	96,469	26.03	7.81	9.41
China Resources Power Holdings Company Limited	Hong Kong	82,937	8.13	6.04	15.62
Huadian Power International Corporation Limited	Hong Kong/ Shanghai	32,170	4.39	3.15	10.62
China Power International Development Limited	Hong Kong	9,879	2.45	2.93	13.86
GCL-Poly Energy Holdings Limited	Hong Kong	1,420	7.20	2.26	59.79
Enerchina Holdings Limited	Hong Kong	1,414	2.77	1.40	9.82
Asia Power Corporation Limited	Singapore	648	3.33	1.06	3.97
		－－－－	－－－－	－－－－	－－－－

High			26.03	7.81	59.79
Mean			9.19	3.75	15.64
Low			2.45	1.06	3.97
			－－－－	－－－－	－－－－

The Acquisition			9.40	1.94	13.32
			========	========	========

Source: Bloomberg and company filings

Note 1:	Market capitalization refers to the market capitalization of the respective Comparable Companies based on the closing price as at the Latest Practicable Date.
Note 2:
Enterprise value refers to the sum of the market capitalisation calculated based on the respective share price as at the Latest Practicable Date and its net debt as per the latest published financial statements of the respective Comparable Companies publicly available on the Latest Practicable Date.

Note 3:	Megawatt is computed based on the installed generation capacity on an equity basis based on the latest public information.
Note 4:	Sales refer to the revenues as per the latest published audited full year financial statements of the respective Comparable Companies available on the Latest Practicable Date.
Note 5:
EBITDA refers to the earnings before interest, tax, depreciation and amortization as per the latest published audited full year financial statements of the respective Comparable Companies available on the Latest Practicable Date.

Note 6:	Figures denominated in currency other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rate quoted on Bloomberg on the Latest Practicable Date.

LETTER FROM DBS

The following table summarises the comparison of the valuation multiples of the Comparable Companies against the valuation multiples of the Acquisition.

	High	Low	Average

EV/MW multiples of the Comparable Companies (HK$ million)	26.03	2.45	9.19
Premium/(discount) represented by the implied EV/MW multiple of HK$9.40 million based on the consideration of the Acquisition	(63.89%)	283.67%	2.29%
EV/Sales multiples of the comparable of the Acquisition Companies (times)	7.81	1.06	3.75
Premium/(discount) represented by the implied EV/Sales multiple of 1.94 times based on the consideration of the Acquisition	(75.16%)	83.02%	(48.27%)
EV/EBITDA multiples of the Comparable Companies (times)	59.79	3.97	15.64
Premium/(discount) represented by the implied EV/EBITDA multiple of 13.32 times based on the consideration of the Acquisition	(77.72%)	235.52%	(14.83%)

As shown above, the EV/MW of the Acquisition is at an approximately 2.29% premium over the mean of the Comparable Companies’ EV/MW multiples of approximately HK$9.19 million/MW. The EV/Sales multiple of the Acquisition is at an approximately 48.27% discount to the mean of the Comparable Companies’ EV/Sales multiples of approximately 3.75 times. The EV/EBITDA multiple of the Acquisition is at an approximately 14.83% discount to the mean of the Comparable Companies’ EV/EBITDA multiples of approximately 15.64 times.

The comparable companies analysis can reflect to some extent the prevailing market sentiment for the sector. Nevertheless, we are of the view that the prevailing traded share price of each individual company is also an indication of the market’s sentiment towards that particular company without reflecting the controlling premium required in acquiring the entire stake of that particular company.

We noted that the EV/MW, EV/Sales, EV/EBITDA multiples of the Acquisition are all within the range represented by the Comparable Companies and the EV/Sales and EV/EBITDA multiples are also at a discount to the mean of the valuation multiples traded by the Comparable Companies.

Comparable transactions analysis

In considering the fairness and reasonableness of the enterprise value implied by the consideration for the Acquisition, we have conducted an analysis by reviewing the trading multiples of the comparable transactions where target companies have business operations which are comparable to that of Tuas Power. In selecting the comparable transactions, we have focused on precedent transactions that have reliable transaction information available in the public domain and have taken into account the comparability in terms of businesses of the target companies of the precedent transactions with Tuas Power. We note that Tuas Power generates revenue from its electricity power generation operation in Singapore, but we noted that there were no precedent transactions involving target companies based in Singapore which can be directly compared to the Acquisition in the past two years. We have thus made reference to the terms of recent transactions involving the acquisition of a controlling stake in target companies, where the target companies and the acquirers can be listed or unlisted companies, with the enterprise value implied by the announced deal size exceeding HK$10 billion in the power generation sector worldwide which have been announced since 1 April 2006 (“Comparable Transactions”).

Target	Location of the Target	Acquirer	EV(1)	Announced date	EV/MW multiple(1),(2)	EV/Sales multiple (1),(3)	EV/ EBITDA multiple (1),(4)
			(HK$ million)		(HK$ million)	(times)	(times)

Keyspan Ravenswood LLC	United States	TransCanada Corporation	22,569	March 2008	9.10	8.76	n/a(5)
Moscow City Electricity Distribution Company	Russia	Mosco Integrated Electricity Distribution Company	30,815	February 2008	n/a(5)	n/a(5)	n/a(5)

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Generation projects of Consolidated Edison, Inc.	United States	North American Energy Alliance LLC	11,516	December 2007	6.75	n/a(5)	n/a(5)
Puget Energy Inc	United States	Investment group	57,356	October 2007	12.87	2.55	7.56
OGK-4	Russia	E. On AG	44,953	September 2007	7.51	8.09	24.05
Energy East Corporation	United States	Iberdrola SA	67,187	June 2007	n/a(5)	1.64	8.68
Certain generation assets of Endesa, S.A.	Europe	E. On AG	123,335	April 2007	11.88	n/a(5)	n/a(5)
TXU Corporation	United States	Kohlberg Kravis Roberts & Co. and Texas Pacific Group	351,563	February 2007	19.41	4.15	8.23
Aquila Inc	United States	Great Plains Energy Inc	22,445	February 2007	12.18	2.10	n/a(5)
Generation assets of Mirant Corporation	Philippines	The Tokyo Electric Power Company, Incorporated and Marubeni Corporation	27,784	December 2006	12.61	7.28	10.10
Scottish Power Plc	Britain and the United States	Iberdrola S.A.	176,009	November 2006	27.65	3.16	15.28
6 gas-fired generation assets of Constellation Energy	United States	Tenaska Capital Management, LLC	12,726	October 2006	4.05	n/a(5)	n/a(5)
Viridian Group Plc	Ireland	Arcapita Bank BSC	18,843	October 2006	11.01	1.97	11.90
Generation assets of Northeast Utilities	United States	Energy Capital Partners	10,422	July 2006	7.23	n/a(5)	n/a(5)
Duquesne Light Holdings	United States	Macquarie-led Consortium	24,480	July 2006	n/a(6)	3.42	10.48
Malakoff Berhad	Malaysia	MMC Corporation Berhad	36,423	May 2006	11.64	7.92	11.42
High					27.65	8.76	24.05
Mean					11.84	4.64	11.97
Low					4.05	1.64	7.56
SinoSing	Singapore	the Company	25,108	April 2008	9.40	1.94	13.32

Source: Bloomberg and company filings

Note 1:	EV refers to the sum of the consideration of the transaction and the net debt of the target being acquired as per the information publicly available on the date of the announcement of the transaction.
Note 2:
Megawatt is computed based on the installed generation capacity of the respective target company on an equity basis based on latest public information available at the date of announcement of the transaction.

Note 3:
Sales refer to the revenues of the respective target company as per the latest available full year financial statements based on latest public information available at the date of announcement of the transaction.

Note 4:
Earnings before interest, tax, depreciation and amortization refer to the earnings before interest, tax, depreciation and amortization of the respective target company as per the latest available full year financial statements based on latest public information available at the date of announcement of the transaction.

Note 5:	“n/a” implies that there is no public information regarding the respective target company.
Note 6:
Figures denominated in currency other than Hong Kong dollars are translated into Hong Kong dollars based on the relevant exchange rates quoted on Bloomberg on the date of the announcement of the transactions.

The following table summarises the comparison of the valuation multiples of the Comparable Transactions against the valuation multiples of the Acquisition.

	High	Low	Average

EV/MW multiples of the Comparable Transactions (HK$ million)	27.65	4.05	11.84
Premium/(discount) represented by the implied EV/MW multiple of HK$9.40 million based on the consideration of the Acquisition	(66.00%)	132.10%	(20.61%)
EV/Sales multiples of the Comparable Transactions (times)	8.76	1.64	4.64
Premium/(discount) represented by the implied EV/Sales multiple of 1.94 times based on the consideration of the Acquisition	(77.85%)	18.29%	(58.19%)
EV/EBITDA multiples of the Comparable Transactions (times)	24.05	7.56	11.97
Premium/(discount) represented by the implied EV/EBITDA	(44.62%)	76.19%	11.28%

LETTER FROM DBS

multiple of 13.32 times based on the consideration of the Acquisition

As shown above, the EV/MW multiple of the Acquisition is at an approximately 20.61% discount to the mean of the Comparable Transactions’ EV/MW multiples of approximately HK$11.84 million. The EV/Sales multiple of the Acquisition is at an approximately 58.19% discount to the mean of the Comparable Transactions’ EV/Sales ratios of approximately 4.64 times. The EV/EBITDA multiple of the Acquisition is at an approximately 11.28% premium over the mean of the Comparable Transactions’ EV/EBITDA multiples of approximately 11.97 times.

We noted that the EV/MW, EV/Sales, EV/EBITDA multiples of the Acquisition are all within the range of the valuation multiples represented by the Comparable Transactions and the EV/MW and EV/Sales multiples are at a discount to the mean of the valuation multiples traded by the Comparable Transactions.

6.          Financial effect of the Acquisition

Net profit

As extracted from the “Financial Information of the Company and its Subsidiaries (including SinoSing Power and its Subsidiaries)” in Appendix IV of the Circular, the net profit of the Company and its subsidiaries for the year ended 31 December 2007 was approximately RMB6,481,031,000 (approximately HK$7,223,940,000). Assuming that the Acquisition had been completed on 1 January 2007, the net profit of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) will be increased to approximately RMB6,647,680,000 (approximately HK$7,409,690,000), an increase of approximately RMB166,649,000 (approximately HK$185,752,000) or 2.6% increase.

Net assets

As extracted from the “Financial Information of the Company and its Subsidiaries (including SinoSing Power and its Subsidiaries)” in Appendix IV of the Circular, the total assets, the total liabilities and the net assets of the Company and its subsidiaries for the year ended 31 December 2007 were approximately RMB124,296,129,000 (approximately HK$138,543,945,000), approximately RMB72,216,487,000 (approximately HK$80,494,518,000) and approximately RMB52,079,642,000 (approximately HK$58,049,427,000) respectively. Assuming that the Acquisition had been completed on 1 January 2007, the total assets, the total liabilities and the net assets will be increased to approximately RMB150,094,045,000 (approximately HK$167,299,025,000), RMB98,046,844,000 (approximately HK$109,285,758,000) and RMB52,047,201,000 (approximately HK$58,012,268,000) respectively, being an increase of approximately RMB25,797,916,000 (approximately HK$28,755,080,000) or 20.76%, RMB25,830,357,000 (approximately HK$28,791,240,000) or 35.77% and RMB32,441,000 (HK$36,160,000) or 0.062% respectively.

Gearing ratio

The gearing ratio of the Company and its subsidiaries for the year ended 31 December 2007 as computed based on debt over debt and equity was approximately 53.65%. Assuming the Acquisition had been completed on 31 December 2007, based on the pro forma financial information as included in Appendix IV to this Circular, the gearing ratio of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) will be increased to approximately 61.47%, being an increase of approximately 7.82%. The Directors are in the opinion that the increase in the gearing ratio will not affect the operation of the Company and its subsidiaries (including SinoSing Power and Tuas Group).

7.         Other considerations

Investment return of Tuas Group

We noted that, according to the 2007 annual report of the Company, the return on assets and return on equities were approximately 5.21% and 13.13% respectively.

As for Tuas Group, the return on assets and the return on equity of Tuas Group for the year ended 31 March 2007 were 9.89% and 15.96% respectively.

In light of the fact that the return on assets and the return on equity of Tuas Group are 4.68% and 2.83% higher

LETTER FROM DBS

than that of the Company respectively, the assets of Tuas Group has a stronger capability to generate profits than that of the Company.

RECOMMENDATION

Taking into consideration the above principal factors and reasons, we are of the opinion that the Acquisition is in the interests of the Company and the Shareholders as a whole and that the terms of the Acquisition are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Directors Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Acquisition.

Yours faithfully, For and on behalf of DBS ASIA CAPITAL LIMITED
George Hongchoy Managing Director	Liu Xiao Feng Managing Director

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

1.           ACCOUNTANTS’ REPORT ON THE FINANCIAL INFORMATION OF SINOSING POWER

The following is the text of report, prepared for the purpose of incorporation in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed “Documents for Inspection” in Appendix VI to this circular, a copy of this report is available for inspection.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong

10 May 2008

The Directors
Hauneng Power International, Inc.

Dear Sirs,

Introduction

We set out below our report on the financial information relating to SinoSing Power Pte. Ltd. (“SinoSing Power”), including the balance sheet as at 31 March 2008, the income statement, the statement of changes in equity and the cash flow statement for the period from 10 March 2008 (date of incorporation) to 31 March 2008, together with the notes thereto (the “Financial Information”), for inclusion in the circular to shareholders dated 10 May 2008 in connection with the proposed acquisition of 100% equity interest in SinoSing Power (the “Acquisition”) (the “Circular”).

SinoSing Power is a limited liability company incorporated in the Republic of Singapore. As at the date of this report, details of the subsidiaries of SinoSing Power are set out in note 7 of section B below.

As at the date of this report, no audited financial statements have been prepared for SinoSing Power as it was newly incorporated on 10 March 2008.

Basis of preparation

The Financial Information has been prepared by the management of SinoSing Power based on the unaudited management accounts of SinoSing Power on the basis set out in note 2 of section B of the Financial Information. The Financial Information conforms with International Financial Reporting Standards (“IFRSs”) promulgated by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Respective responsibilities of directors and reporting accountants

The directors of SinoSing Power are responsible for the preparation of the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on the Financial Information and to report our opinion to you.

Basis of opinion

As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have carried out appropriate audit procedures in respect of the Financial Information in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and we have carried out such additional procedures as we considered necessary in accordance with Auditing Guideline “Prospectuses and the

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

reporting accountant” (Statement 3.340) issued by the HKICPA.

We have not audited any financial statements of SinoSing Power in respect of any periods subsequent to 31 March 2008.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors of SinoSing Power in the preparation of the Financial Information, and of whether the accounting policies are appropriate to SinoSing Power’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, for the purpose of this report and on the basis stated above and note 2 of Section B, the Financial Information gives a true and fair view of the state of affairs of SinoSing Power as at 31 March 2008 and of its results and cash flows for the period from 10 March 2008 (date of incorporation) to 31 March 2008.

A           Financial Information

1           Income statement

	Section B	Period from 10 March 2008 (date of incorporation) to 31 March 2008
	Note	S$’000

Turnover	3	—
Foreign exchange loss		(3,999)
Finance costs	4	(2,150)
		－－－－
Loss before taxation		(6,149)
Income tax	5(a)	—
		－－－－
Loss for the period		(6,149)
		========

The accompanying notes form part of the Financial Information.

2             Balance sheet

	Section B	At 31 March 2008
	Note	S$’000

Non-current asset
Investment in subsidiary	7	4,243,470

Current asset
Cash at bank		53,613

Current liabilities
Interest-bearing borrowings	8	2,124,614
Accrued expenses		1,953
		－－－－

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

		2,126,567

Net current liabilities		(2,072,954)

Total assets less current liabilities		2,170,516
Non-current liability
Interest-bearing borrowings	8	822,585
		－－－－
NET ASSETS		1,347,931
		========
CAPITAL AND RESERVE	9
Share capital		1,354,080
Accumulated losses		(6,149)
		－－－－
TOTAL EQUITY		1,347,931
		========

The accompanying notes form part of the Financial Information.

3             Statement of changes in equity

Period from 10 March 2008 (date of incorporation) to 31 March 2008
S$’000

Total equity at 10 March 2008 (date of incorporation)	—
Loss for the period and total recognised income and expense for the period	(6,149)
Movement in equity arising from capital transactions:
Issue of shares	1,354,080
－－－－
Total equity at 31 March 2008	1,347,931
========

The accompanying notes form part of the Financial Information.

4             Cash flow statement

	Section B	Period from 10 March 2008 (date of incorporation) to 31 March 2008
	Note	S$’000

Operating activities
Loss before taxation		(6,149)
Adjustments for:
- Finance costs	4	2,150
- Foreign exchange loss		3,999
		－－－－
Net cash generated from operating activities		—

Investing activity
Payment for acquisition of subsidiary		(4,243,470)
		－－－－

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

Net cash used in investing activity	(4,243,470)

Financing activities
Net proceed from new bank loans	2,943,003
Proceed from issue of shares	1,354,080
－－－－
Net cash generated from financing activities	4,297,083

Net increase in cash and cash equivalents	53,613
Cash and cash equivalents at beginning of the period	—
－－－－
Cash and cash equivalents at end of the period	53,613
========

The accompanying notes form part of the Financial Information.

B             Notes to the Financial Information

1             General

SinoSing Power is a limited liability company incorporated in the Republic of Singapore (“Singapore”).

The principal activity of SinoSing Power is investment holding. The principal activities of the subsidiaries are disclosed in note 7.

2             Significant accounting policies

(a)           Statement of compliance

The Financial Information has been prepared in accordance with IFRSs promulgated by the IASB except, as explained below, consolidated financial information has not been prepared which does not comply with IAS 27, Consolidated and Separate Financial Statements. IFRSs include all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and related interpretations. The Financial Information also complies with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules.

As disclosed in note 7, SinoSing Power acquired a subsidiary on 24 March 2008. However, it has not prepared consolidated financial information as in the opinion of the directors, the preparation of the consolidated financial information would involve expense and delay out of proportion to the value to the members of SinoSing Power. This does not comply with IAS 27, so far as the preparation of consolidated financial statements is concerned as SinoSing Power’s parent does not produce consolidated financial statements in accordance with IFRSs which are available for public use.

As a consequence the Financial Information does not give all the information required by IAS 27 about the economic activities of the group of which SinoSing Power is the parent. Full compliance of IAS 27 would require SinoSing Power to produce consolidated financial information which discloses this information. However, the directors consider that the non-consolidation would not affect the true and fair view of the company level financial information of SinoSing Power for the purpose of this Circular. Furthermore, a separate set of consolidated financial information of SinoSing Power’s subsidiary has been prepared and included in Appendix II to this Circular. Upon the completion of the Acquisition, SinoSing Power will become a wholly-owned subsidiary of Huaneng Power International, Inc. (“HPI”). HPI produces consolidated financial statements in accordance with IFRSs, which are available for public use.

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for the current accounting period of SinoSing Power. For the purposes of preparing the Financial Information, SinoSing Power has not applied any new and revised IFRSs that are not yet effective for the current accounting period (see note 13).

(b)           Basis of preparation of the Financial Information

SinoSing Power has recorded net current liabilities of S$2,072,954,000 as at 31 March 2008. Pursuant to the loan agreement, secured bank loans classified under current liabilities of S$2,124,614,000 can be extended for a further period of six months upon expiry. The directors are satisfied that SinoSing Power will be able to meet in full its financial obligations as they fall due for the foreseeable future. Accordingly, the Financial Information has been prepared on a going concern basis.

The Financial Information has been initially prepared based on the unaudited management accounts of SinoSing Power for the period from 10 March 2008 (date of incorporation) to 31 March 2008 prepared in accordance with Singapore Financial Reporting Standards (“SFRSs”). No significant adjustments have been identified as the SFRSs effective during the current accounting period are materially consistent with the IFRSs.

The Financial Information is SinoSing Power’s first IFRS financial information and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The Financial Information is prepared on the historical cost basis. The Financial Information is presented in Singapore dollars and all values are rounded to the nearest thousand except when otherwise indicated.

The preparation of Financial Information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRSs that have significant effect on the Financial Information and estimates with a significant risk of material adjustment in the next year are disclosed in note 11.

A summary of the significant accounting policies adopted by SinoSing Power is set out below.

(c)           Subsidiaries

Subsidiaries are entities controlled by SinoSing Power. Control exists when SinoSing Power has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investment in subsidiary is stated at cost less impairment losses (see note 2(d)).

(d)           Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that investment in subsidiary may be impaired or an impairment loss previously recognised no longer exists or may have decreased.

If any such indication exists, the asset’s recoverable amount is estimated.

-    Calculation of recoverable amount

The recoverable amount of investment in subsidiary is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the investment in subsidiary.

-    Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of the investment in subsidiary exceeds its recoverable amount.

-    Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the investment in subsidiary’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(e)           Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(f)           Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(g)           Income tax

Income tax comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

(h)           Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

(i)           Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(j)           Related parties

For the purposes of the Financial Information, a party is considered to be related to SinoSing Power if:

(i)
the party has the ability, directly or indirectly through one or more intermediaries, to control SinoSing Power or exercise significant influence over SinoSing Power in making financial and operating policy decision, or has joint control over SinoSing Power;

(ii)	SinoSing Power and the party are subject to common control;

(iii)	the party is an associate of SinoSing Power or a joint venture in which SinoSing Power is a venturer;

(iv)
the party is a member of key management personnel of SinoSing Power or SinoSing Power’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of SinoSing Power or of any entity that is a related party of SinoSing Power.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3              Turnover

The principal activity of SinoSing Power is investment holding. No turnover was recorded for the period from 10 March 2008 (date of incorporation) to 31 March 2008.

4              Finance costs

Period from 10 March 2008 (date of incorporation) to 31 March 2008
S$’000

Interest expense on bank loans	1,953
Amortisation of bank loans transaction costs	197
－－－－
2,150
========

5           Income tax

(a)
No provision for Singapore income tax has been made as SinoSing Power did not have assessable profit subject to Singapore income tax during the period from 10 March 2008 (date of incorporation) to 31 March 2008.

(b)           Reconciliation between tax expense and accounting loss at applicable tax rate:
Period from 10 March 2008 (date of incorporation) to 31 March 2008
S$’000

Loss before taxation	(6,149)
========
Notional tax on loss before taxation at statutory rate during the period	(1,107)
Tax effect of non-deductible expenses	1,107
－－－－
Income tax expense	—
========

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

6           Directors’ remuneration

No directors’ remuneration has been paid or payable for the period from 10 March 2008 (date of incorporation) to 31 March 2008.

No emoluments have been paid to the directors as an inducement to join or upon joining SinoSing Power or as compensation for loss of office during the period. No director waived or agreed to waive any emoluments during the period.

7           Investment in subsidiary

At 31 March 2008
S$’000

Unlisted shares, at cost	4,243,470
=========

The particulars of subsidiaries, all of which are limited liability companies incorporated and operating in Singapore, at 31 March 2008 are as follows:

			Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	SinoSing Power’s effective interest	held by SinoSing Power	held by a subsidiary	Principal activity
		S$’000%		%	%

Tuas Power Ltd (Note)	Singapore	1,178,050	100	100	—	Generation of electricity
Tuas Power Supply Pte Ltd	Singapore	500	100	—	100	Sale of electricity
Tuas Power Utilities Pte Ltd	Singapore	—*	100	—	100	Provision of utilities services
TPGS Green Energy Pte Ltd	Singapore	1,000	75	—	75	Provision of utilities services
NewEarth Pte Ltd	Singapore	10,112	60	—	60	Consultancy of waste recycling
NewEarth Singapore Pte Ltd	Singapore	12,516	43	—	72	Industrial waste management and recycling

* The issued and paid up capital of Tuas Power Utilities Pte Ltd is S$2.

Note: Tuas Power Ltd was acquired by SinoSing Power on 24 March 2008.

8           Interest-bearing borrowings

The analysis of the carrying amount of interest-bearing borrowings is as follows:

At 31 March 2008
S$’000

Current:
- Secured bank loans	2,124,614
Non-current:
- Unsecured bank loans	822,585
－－－－
2,947,199
========

All of the non-current interest-bearing borrowings are carried at amortised cost. None of the non-current interest-bearings borrowings are expected to be settled within one year.

At 31 March 2008, certain banking facilities of SinoSing Power were secured by its investment in subsidiary.

At 31 March 2008, unsecured bank loans were guaranteed by the holding company of SinoSing Power.

Pursuant to the loan agreement, secured bank loans classified under current liabilities of S$2,124,614,000 can be extended for a further period of six months upon expiry.

9           Capital and reserve

	Share capital	Accumulated losses	Total equity
	S$’000	S$’000	S$’000

At 10 March 2008 (date of incorporation)	—	—	—
Issue of shares	1,354,080	—	1,354,080
Loss for the period	—	(6,149)	(6,149)

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

	－－－－－	－－－－－	－－－－－
At 31 March 2008	1,354,080	(6,149)	1,347,931
	==========	==========	==========

(a)           Share capital

	Number of shares	Original currency	S$ equivalent
	(’000)	US$’000	S$’000

Ordinary shares issued and fully paid:
At 10 March 2008 (date of incorporation)	—	—	—
Issue of shares	985,000	985,000	1,354,080
	－－－－		－－－－－
At 31 March 2008	985,000		1,354,080
	========		==========

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of SinoSing Power. All ordinary shares rank equally with regard to SinoSing Power’s residual assets.

In accordance with the Singapore Companies Act, the shares of SinoSing Power do not have a par value.

(b)           Distributability of dividends

The distributability of dividends is governed by Section 403 of the Singapore Companies Act, where no dividend shall be payable to shareholders of any company except out of profits.

(c)           Capital management

SinoSing Power’s primary objective when managing capital are to safeguard SinoSing Power’s ability to continue as a going concern, so that it can continue to provide returns for shareholder and benefits for stakeholders by securing financing at a reasonable cost.

SinoSing Power actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position.

10           Financial instruments

Exposure to interest rate, liquidity and currency risks arises in the normal course of SinoSing Power’s business. These risks are limited by SinoSing Power’s financial management policies and practices described below.

(a)           Interest rate risk

SinoSing Power’s interest rate risk arises primarily from interest bearing financial liabilities. Borrowings issued at variable rates expose SinoSing Power to cash flow interest rate risk. SinoSing Power’s interest rate profile is set out in (i) below.

(i)           Interest rate profile

	At 31 March 2008
	Interest rate	S$’000

Variable rate borrowings:
Interest-bearing borrowings	1.74% - 3.81%	2,947,199
		=========

(ii)           Sensitivity analysis

At 31 March 2008, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease SinoSing Power’s loss before tax for the period ended 31 March 2008 by approximately S$780,000.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for non-derivative financial instruments in existence at that date. The 100 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date.

(b)           Liquidity risk

SinoSing Power’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following table details the remaining contractual maturities at the balance sheet date of SinoSing Power’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating,

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

based on rates current at the balance sheet date) and the earliest date SinoSing Power can be required to pay:

31 March 2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Interest-bearing borrowings	2,947,199	3,146,665	2,200,523	29,931	916,211	—
	=========	=========	=========	=========	=========	=========

(c)           Currency risk

(i)           Exposure to currency risk

SinoSing Power is exposed to currency risks primarily arising from bank loans that are denominated in the United States dollars. At 31 March 2008, bank loans denominated in a currency other than the functional currency of SinoSing Power amounted to US$490,000,000.

(ii)           Sensitivity analysis

At 31 March 2008, it is estimated that a general 1% increase/decrease in foreign exchange rates, with all other variables held constant, would increase/decrease SinoSing Power’s loss before tax by approximately S$6,776,000.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to SinoSing Power’s exposure to currency risk for non-derivative financial instruments in existence at that date, and that all other variables remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date.

(d)           Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 March 2008.

11           Accounting estimates and judgements

SinoSing Power’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Financial Information. SinoSing Power bases the assumptions and estimates on historical experience and on various other assumptions that SinoSing Power believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Financial Information. The significant accounting policies are set forth in note 2. SinoSing Power believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the Financial Information.

Impairment for investment in subsidiary

If circumstances indicate that the investment in subsidiary may not be recoverable, investment in subsidiary may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amount of investment in subsidiary is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. The asset is tested for impairment whenever events or changes in circumstances indicate that the recorded carrying amount may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for investment in subsidiary are not readily available. In determining the value in use, expected cash flows generated by the investment in subsidiary are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs of the subsidiary. SinoSing Power uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs of the subsidiary.

12           Immediate and ultimate controlling party

At 31 March 2008, the directors of SinoSing Power consider the immediate parent and ultimate controlling party of SinoSing Power to be China Huaneng Group, which is incorporated in the People’s Republic of China. China Huaneng Group does not produce financial statements available for public use.

13           Possible impact of amendments, new standards and interpretations issued but not yet effective for the period ended 31 March 2008

Up to the date of issue of the Financial Information, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the period ended 31 March 2008 and which have not been adopted in the Financial Information.

SinoSing Power is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application, but is not yet in a position to state whether these amendments, new standards and interpretations

APPENDIX I	FINANCIAL INFORMATION OF SINOSING POWER

would have a significant impact on its results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements in the period of initial application:

Effective for accounting periods beginning on or after

Revised IAS 1	Presentation of Financial Statements	1 January 2009
Revised IAS 23	Borrowing Costs	1 January 2009

C           Subsequent Financial Statements

No audited financial statements have been prepared by SinoSing Power in respect of any period subsequent to 31 March 2008.

Yours faithfully, KPMG Hong Kong Certified Public Accountants

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

1.           ACCOUNTANTS’ REPORT ON THE FINANCIAL INFORMATION OF TUAS GROUP

The following is the text of report, prepared for the purpose of incorporation in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed “Documents for Inspection” in Appendix VI to this circular, a copy of this report is available for inspection.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong
10 May 2008

The Directors
Huaneng Power International, Inc.

Dear Sirs,

Introduction

We set out below our report on the financial information relating to Tuas Power Ltd (“Tuas”) and its subsidiaries (hereinafter collectively referred to as the “Tuas Group”), including the consolidated balance sheets of the Tuas Group and balance sheets of Tuas as at 31 March 2005, 2006 and 2007 and 31 December 2007, the consolidated income statements, the consolidated statements of changes in equity and the consolidated cash flow statements of the Tuas Group for the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007 (collectively the “Relevant Period”), together with the notes thereto (the “Financial Information”), for inclusion in the circular to shareholders dated 10 May 2008 in connection with the proposed acquisition of 100% equity interest in SinoSing Power Pte. Ltd. (the “Circular”).

Tuas is a limited liability company incorporated in the Republic of Singapore. As at the date of this report, details of the subsidiaries comprising the Tuas Group are set out in note 13 of section B below.

During the Relevant Period, the statutory financial statements of the following entities of the Tuas Group were prepared in accordance with Singapore Financial Reporting Standards and were audited by the following certified public accountants.

Name of entity	Financial period	Name of auditors
Tuas	For the year ended 31 March 2005	KPMG
	For the two years ended 31 March 2006 and 2007	Ernst & Young
Tuas Power Supply Pte Ltd	For the year ended 31 March 2005	KPMG
	For the two years ended 31 March 2006 and 2007	Ernst & Young
Tuas Power Utilities Pte Ltd (Note)	For the year ended 31 March 2007	Ernst & Young
TPGS Green Energy Pte Ltd	For the period from 30 August 2006 (date of incorporation) to 31 March 2007	Ernst & Young

Note:	No audited financial statements of Tuas Power Utilities Pte Ltd for the year ended 31 March 2006 were available as it was incorporated during the year ended 31 March 2006 and remained dormant.

Basis of preparation

The Financial Information has been prepared by the management of Tuas based on the audited statutory financial statements or, where appropriate, unaudited management accounts of the Tuas Group, on the basis set out in note 2 of section B of the Financial Information after making such adjustments as are appropriate. All adjustments as we considered necessary have been made for the purpose of this report to restate those financial statements or management accounts to conform with International Financial Reporting Standards (“IFRSs”) promulgated by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Respective responsibilities of directors and reporting accountants

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

The directors of Tuas are responsible for the preparation of the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on the Financial Information and to report our opinion to you.
Basis of opinion

As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have carried out appropriate audit procedures in respect of the Financial Information for the Relevant Period in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and we have carried out such additional procedures as we considered necessary in accordance with Auditing Guideline “Prospectuses and the reporting accountant” (Statement 3.340) issued by the HKICPA.

We have not audited any financial statements of the entities now comprising the Tuas Group in respect of any periods subsequent to 31 December 2007.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors of Tuas in the preparation of the Financial Information, and of whether the accounting policies are appropriate to the Tuas Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of the Financial Information. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, for the purpose of this report and on the basis stated above, the Financial Information gives a true and fair view of the state of affairs of Tuas and of the Tuas Group as at 31 March 2005, 2006 and 2007 and 31 December 2007 and of the Tuas Group’s results and cash flows for the Relevant Period.

Comparative financial information in respect of the nine months ended 31 December 2006

For the purpose of this report, we have also reviewed the unaudited financial information of the Tuas Group including the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the nine months ended 31 December 2006, together with the notes thereon (the “31 December 2006 Corresponding Information”), for which the directors are responsible, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the 31 December 2006 Corresponding Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2006 Corresponding Information.

On the basis of our review of the 31 December 2006 Corresponding Information which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the 31 December 2006 Corresponding Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

A           Financial Information

1           Consolidated income statements

	Section B	Year ended 31 March			Nine months ended 31 December
	Note	2005	2006	2007	2006	2007
		S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Turnover	3	1,361,523	1,735,884	2,266,829	1,688,472	1,667,839
Other income		3,546	12,957	15,208	10,513	17,103
Fuel costs		(533,201)	(774,116)	(1,038,691)	(791,581)	(749,837)
Purchase of electricity		(579,839)	(702,738)	(845,533)	(634,323)	(665,777)
Depreciation and amortisation		(63,593)	(71,689)	(90,461)	(66,883)	(69,757)
Operating and maintenance costs		(18,261)	(19,397)	(23,185)	(17,057)	(16,871)
Staff costs		(18,134)	(18,783)	(21,874)	(13,732)	(15,570)
Property taxes		(8,511)	(9,557)	(9,510)	(7,133)	(7,133)
Impairment losses on fixed assets	12(a)	(216,000)	—	—	—	—
(Write-down)/reversal of write-down of inventories	16	(25,000)	1,524	(49)	(311)	(218)
Gain/(loss) on derivative financial instruments		710	(3,598)	416	2,083	(1,035)
Finance costs	4	(21,295)	(20,958)	(21,324)	(16,285)	(14,558)
Other operating (expenses)/ income, net		(6,652)	495	(13,087)	(7,959)	9,940
			－－－－－	－－－－－	－－－－－	－－－－－
		－－－－－
(Loss)/profit before taxation	5	(124,707)	130,024	218,739	145,804	154,126
Income tax	6	20,621	(25,938)	(41,576)	(29,032)	(28,391)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
(Loss)/profit for the year/period		(104,086)	104,086	177,163	116,772	125,735
		==========	==========	==========	==========	==========
Attributable to:
Equity shareholder of the parent	9, 24	(104,086)	104,086	177,164	116,768	126,168
Minority interests	24	—	—	(1)	4	(433)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
(Loss)/profit for the year/period	24	(104,086)	104,086	177,163	116,772	125,735
		========	========	========	========	========
Dividend payable to equity shareholder of the parent attributable to the year/period:
Final dividend proposed after the balance sheet date	10	—	100,000	—	—	—
		==========	==========	==========	==========	==========
(Loss)/earnings per share	11
Basic (S cents)		(8.84)	8.84	15.04	9.91	10.71
		==========	==========	==========	==========	==========
Diluted (S cents)		(8.84)	8.84	15.04	9.91	10.71
		==========	==========	==========	==========	==========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

The accompanying notes form part of the Financial Information.

2           Consolidated balance sheets

	Section B	31 March			31 December
	Note	2005	2006	2007	2007
		S$’000	S$’000	S$’000	S$’000

Non-current assets
Fixed assets	12(a)
- Property, plant and equipment		1,210,272	1,190,714	1,181,803	1,138,937
- Interests in leasehold land held for own use under operating leases		49,607	47,085	44,562	42,670
		－－－－－	－－－－－	－－－－－	－－－－－
		1,259,879	1,237,799	1,226,365	1,181,607
Intangible assets		189	189	189	4,876
Finance lease receivables	14	—	—	—	7,040
Prepayments	15	37,543	33,308	29,770	26,526
Deferred tax assets	23	36,846	17,779	85	121
		－－－－－	－－－－－	－－－－－	－－－－－
		1,334,457	1,289,075	1,256,409	1,220,170

Current assets
Inventories	16	59,038	124,166	136,139	141,761
Finance lease receivables	14	—	—	—	743
Trade and other receivables	17	147,777	188,847	199,792	247,488
Loan to holding company	18	—	150,000	50,000	50,000
Derivative financial instruments	19	50,132	23,262	21,629	57,413
Cash and cash equivalents	20	15,523	10,284	128,166	283,715
		－－－－－	－－－－－	－－－－－	－－－－－
		272,470	496,559	535,726	781,120

Current liabilities
Trade and other payables	21	142,178	184,054	217,906	251,039
Derivative financial instruments	19	3,514	15,866	12,058	26,493
Interest-bearing borrowings	22	107,500	156,000	27,000	2,000
Current taxation		646	646	646	774
		－－－－－	－－－－－	－－－－－	－－－－－
		253,838	356,566	257,610	280,306

Net current assets		18,632	139,993	278,116	500,814

Total assets less current liabilities carried forward		1,353,089	1,429,068	1,534,525	1,720,984

Total assets less current liabilities brought forward		1,353,089	1,429,068	1,534,525	1,720,984

Non-current liabilities
Interest-bearing borrowings	22	397,136	397,782	400,184	402,942
Deferred tax liabilities	23	281	27	24,067	56,378
		－－－－－	－－－－－	－－－－－	－－－－－
		397,417	397,809	424,251	459,320

NET ASSETS		955,672	1,031,259	1,110,274	1,261,664
		==========	==========	==========	==========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

CAPITAL AND RESERVES	24
Share capital		1,178,050	1,178,050	1,178,050	1,178,050
Reserves		(222,378)	(146,791)	(68,025)	76,498
					－－－－－
		－－－－－	－－－－－	－－－－－
Total equity attributable to equity shareholder of the parent		955,672	1,031,259	1,110,025	1,254,548
Minority interests		—	—	249	7,116
		－－－－－	－－－－－	－－－－－	－－－－－
TOTAL EQUITY		955,672	1,031,259	1,110,274	1,261,664
		==========	==========	==========	==========

The accompanying notes form part of the Financial Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

3           Balance sheets

	Section B	31 March			31 December
	Note	2005	2006	2007	2007
		S$’000	S$’000	S$’000	S$’000

Non-current assets
Fixed assets	12(b)
- Property, plant and equipment		1,208,728	1,190,235	1,174,247	1,127,496
- Interests in leasehold land held for own use under operating leases		49,607	47,085	44,562	42,670
		－－－－－	－－－－－	－－－－－	－－－－－
		1,258,335	1,237,320	1,218,809	1,170,166
Intangible assets		189	189	189	189
Interests in subsidiaries	13	500	500	6,425	23,802
Prepayments	15	37,543	33,308	29,770	26,527
Deferred tax assets	23	36,846	17,779	—	—
		－－－－－	－－－－－	－－－－－	－－－－－
		1,333,413	1,289,096	1,255,193	1,220,684

Current assets
Inventories	16	59,038	124,166	136,139	141,579
Trade and other receivables	17	61,220	90,345	98,971	166,695
Loan to holding company	18	—	150,000	50,000	50,000
Derivative financial instruments	19	50,132	23,262	21,629	57,413
Cash and cash equivalents	20	10,071	6,047	115,826	257,104
		－－－－－	－－－－－	－－－－－	－－－－－
		180,461	393,820	422,565	672,791

Current liabilities
Trade and other payables	21	94,387	127,321	144,711	172,044
Derivative financial instruments	19	3,514	15,866	12,058	26,493
Interest-bearing borrowings	22	70,000	119,500	—	—
Current taxation		646	646	646	646
		－－－－－	－－－－－	－－－－－	－－－－－
		168,547	263,333	157,415	199,183

Net current assets		11,914	130,487	265,150	473,608

Total assets less current liabilities carried forward		1,345,327	1,419,583	1,520,343	1,694,292

Total assets less current liabilities brought forward		1,345,327	1,419,583	1,520,343	1,694,292

Non-current liabilities
Interest-bearing borrowings	22	397,136	397,782	398,459	398,942
Deferred tax liabilities	23	—	—	24,067	55,640
		－－－－－	－－－－－	－－－－－	－－－－－
		397,136	397,782	422,526	454,582

NET ASSETS		948,191	1,021,801	1,097,817	1,239,710
		==========	==========	==========	==========

CAPITAL AND RESERVES	24
Share capital		1,178,050	1,178,050	1,178,050	1,178,050
Reserves		(229,859)	(156,249)	(80,233)	61,660

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

				－－－－－
	－－－－－	－－－－－	－－－－－
TOTAL EQUITY	948,191	1,021,801	1,097,817	1,239,710
	==========	==========	==========	=============

The accompanying notes form part of the Financial Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

4           Consolidated statements of changes in equity

	Section B	Year ended 31 March			Nine months ended 31 December
	Note	2005	2006	2007	2006	2007
		S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Total equity at beginning of the year/period		1,030,783	955,672	1,031,259	1,031,259	1,110,274

Net income/(expense) recognised directly in equity:
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	24	34,055	61,020	(43,530)	(68,719)	105,488
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net income/(expense) recognised directly in equity		34,055	61,020	(43,530)	(68,719)	105,488

Transfer from equity:
Cash flow hedge: transfer from equity
- to profit or loss	24	(6,350)	(111,899)	55,039	39,196	(106,260)
- deferred tax on transfer	24	1,270	22,380	(9,907)	(7,839)	19,127
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
		(5,080)	(89,519)	45,132	31,357	(87,133)

(Loss)/profit for the year/period	24	(104,086)	104,086	177,163	116,772	125,735

Total recognised income and expense for the year/period		(75,111)	75,587	178,765	79,410	144,090

Attributable to:
Equity shareholder of the parent		(75,111)	75,587	178,766	79,406	144,523
Minority interests		—	—	(1)	4	(433)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
		(75,111)	75,587	178,765	79,410	144,090

Dividend approved during the year/period	24	—	—	(100,000)	(100,000)	—

Movement in equity arising from capital transactions:
Acquisition of a subsidiary	24	—	—	—	—	3,542
Acquisition of minority interests	24	—	—	—	—	2
Capital contribution from minority shareholders of subsidiaries	24	—	—	250	250	3,756
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
		—	—	250	250	7,300

Total equity at end of the year/period		955,672	1,031,259	1,110,274	1,010,919	1,261,664
		========	========	========	========	========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

The accompanying notes form part of the Financial Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

5           Consolidated cash flow statements

	Section B	Year ended 31 March			Nine months ended 31 December
	Note	2005	2006	2007	2006	2007
		S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Operating activities
(Loss)/profit before taxation		(124,707)	130,024	218,739	145,804	154,126
Adjustments for:
- Depreciation and amortisation		63,593	71,689	90,461	66,883	69,757
- Net loss/(gain) on disposal of property, plant and equipment	5	384	(98)	206	202	(19,176)
- Goodwill written-off		—	—	—	—	2
- Interest income	5	(291)	(859)	(1,754)	(809)	(3,202)
- Interest expense	4	20,383	19,919	20,306	15,551	13,808
- Amortisation of discount and ancillary expenses of fixed rate notes	4	601	646	677	469	483
- Impairment losses on fixed assets		216,000	—	—	—	—
- Write-down/(reversal of write-down) of inventories		25,000	(1,524)	49	311	218
- (Gain)/loss on derivative financial instruments		(710)	3,598	(416)	(2,083)	1,035
- Amortisation of non-current prepayments		4,444	4,235	4,242	3,176	3,243
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Operating profit before changes in working capital		204,697	227,630	332,510	229,504	220,294
Increase in non-current prepayments		(4,203)	—	(704)	—	—
Decrease/(increase) in inventories		6,198	(63,604)	(12,022)	(10,348)	(5,840)
Increase in trade and other receivables		(24,520)	(41,145)	(10,926)	(16,320)	(47,586)
Increase in trade and other payables		4,741	57,478	28,482	43,508	37,778
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Cash generated from operations		186,913	180,359	337,340	246,344	204,646
Income tax received		—	—	1	1	—
Interest received		296	860	1,735	776	3,150
Interest paid		(19,981)	(20,182)	(20,505)	(20,191)	(18,284)
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net cash generated from operating activities		167,228	161,037	318,571	226,930	189,512

Investing activities
Acquisition of a subsidiary, net of cash acquired	26	—	—	—	—	(868)
Payment for purchase of fixed assets		(132,569)	(64,880)	(73,696)	(36,771)	(44,911)
Proceeds from sale of fixed assets		—	104	32	28	38,868
Increase in finance lease receivables		—	—	—	—	(7,783)
Loan to holding company		—	(150,000)	—	—	—
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net cash used in investing activities		(132,569)	(214,776)	(73,664)	(36,743)	(14,694)

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Financing activities
Proceeds from new bank loans		107,500	156,000	27,000	15,000	2,000
Repayment of bank loans		(160,000)	(107,500)	(156,000)	(156,000)	(27,000)
Proceeds from new loan from minority shareholder of a subsidiary		—	—	1,725	150	2,275
Repayment of loan from minority shareholder of a subsidiary		—	—	—	—	(300)
Proceeds from capital contribution from minority shareholders of subsidiaries		—	—	250	250	3,756
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net cash (used in)/generated from financing activities		(52,500)	48,500	(127,025)	(140,600)	(19,269)

Net (decrease)/increase in cash and cash equivalents		(17,841)	(5,239)	117,882	49,587	155,549
Cash and cash equivalents at beginning of the year/period		33,364	15,523	10,284	10,284	128,166
		－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Cash and cash equivalents at end of the year/period	20	15,523	10,284	128,166	59,871	283,715
		==========	==========	==========	==========	==========

Major non-cash transaction

During the year ended 31 March 2007, dividend distributed to shareholder of S$100,000,000 was offset against the loan to holding company.

The accompanying notes from part of the Financial Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

B           Notes to the Financial Information

1              General

Tuas is a limited liability company incorporated in the Republic of Singapore.

The principal activities of Tuas are those relating to the generation of electricity. The principal activities of the subsidiaries are disclosed in note 13.

2             Significant accounting policies

(a)           Statement of compliance

The Financial Information has been prepared in accordance with IFRSs promulgated by the IASB. IFRSs include all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and related interpretations. The Financial Information also complies with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules. A summary of the significant accounting policies adopted by the Tuas Group is set out below.

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for the current accounting period of the Tuas Group and Tuas. For the purposes of preparing the Financial Information, the Tuas Group has not applied any new and revised IFRSs that are not yet effective for the Relevant Period (see note 31).

(b)           Basis of preparation of the Financial Information

The Financial Information comprises Tuas and its subsidiaries. The Financial Information has been initially prepared based on the audited financial statements and the unaudited management accounts of the Tuas Group for the three years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2007 prepared in accordance with the Singapore Financial Reporting Standards (“SFRSs”), which have been subsequently restated to comply with IFRSs.

The Financial Information is the Tuas Group’s first IFRS financial information and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. The reconciliation to IFRSs from the previously SFRSs financial statements are summarised in note 32.

The Financial Information is prepared on the historical cost basis except that the derivative financial instruments are stated at their fair value (see note 2(n)). The Financial Information is presented in Singapore dollars and all values are rounded to the nearest thousand except when otherwise indicated.

The preparation of Financial Information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRSs that have significant effect on the Financial Information and estimates with a significant risk of material adjustment in the next year are disclosed in note 29.

(c)           Subsidiaries

Subsidiaries are entities controlled by the Tuas Group. Control exists when the Tuas Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the Financial Information from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the Financial Information. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In Tuas’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (see note 2(h)).

(d)           Minority interests

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by Tuas, whether directly or indirectly through subsidiaries, and in respect of which the Tuas Group has not agreed any additional terms with the holders of those interests which would result in the Tuas Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholder of the parent. Minority interests in the results of the Tuas Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholder of the parent.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Tuas Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Tuas Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Tuas Group has been recovered.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(k) or (l) depending on the nature of the liability.

(e)           Goodwill

Goodwill represents the excess of the cost of a business combination.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(h)).

Any excess of the Tuas Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)           Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(h)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items are restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(u)).

Depreciation of an asset begins when it is available for use and is calculated to write off the cost of items of property, plant and equipment, less their estimated useful residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings/structures	5 - 26 years
Plant and equipment	5 - 26 years
Motor vehicles	5 years
Computers	3 years
Office equipment	5 years
Furniture and fixtures	10 years

When parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(g)           Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Tuas Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)           Classification of assets leased to the Tuas Group

Assets that are held by the Tuas Group under leases which transfer to the Tuas Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Tuas Group are classified as operating leases.

(ii)           Assets leased out under finance leases

Where assets are leased out under finance leases, an amount representing the net investment in the lease is included in the balance sheet as a receivable. Finance income implicit in the lease payments is credited to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of return on the outstanding net investment in the leases for each accounting period.

(iii)           Operating lease charges

Where the Tuas Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

(h)           Impairment of assets

(i)               Impairment of receivables

         Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

the Tuas Group about one or more of the following loss events:

—        significant financial difficulty of the debtor;

—        a breach of contract, such as a default or delinquency in interest or principal payments;

—        it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

—        significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

     If any such evidence exists, any impairment loss is determined and recognised as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the receivable’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where receivables carried at cost or amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for receivables which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

     If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

     Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Tuas Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii)               Impairment of other assets

     Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

—        property, plant and equipment;

—        pre-paid interests in leasehold land classified as being held under operating leases;

—        interests in subsidiaries;

—        intangible assets (including goodwill); and

—        non-current prepayments.

     If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

—        Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

—        Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

—        Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(i)           Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost necessary to make the sale.

The carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(j)           Trade and other receivables

Trade and other receivables are stated initially at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(h)), except where the receivables are interest-free loans make to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(k)           Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(l)           Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m)           Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and deposits with banks.
(n)           Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged to immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(o)).

(o)           Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expenses is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedge forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedge transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(p)           Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to the Central Provident Fund (“CPF”) in Singapore and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(q)           Income tax

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Tuas Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if Tuas or the Tuas Group has the legally enforceable right to set off current tax assets against current tax liabilities.

(r)           Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Tuas Group or Tuas has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s)           Revenue recognition

Provided it is probable that the economic benefits will flow to the Tuas Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i)           Electricity income

Electricity income is recognised upon delivery.

(ii)           Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii)           Interest income

Interest income is recognised as it accrues using the effective interest method.

(t)           Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Exchange gains and losses are recognised in profit or loss.

(u)           Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(v)           Related parties

For the purposes of the Financial Information, a party is considered to be related to the Tuas Group if:

(i)
the party has the ability, directly or indirectly through one or more intermediaries, to control the Tuas Group or exercise significant influence over the Tuas Group in making financial and operating policy decisions, or has joint control over the Tuas Group;

(ii)	the Tuas Group and the party are subject to common control;

(iii)	the party is an associate of the Tuas Group or a joint venture in which the Tuas Group is a venturer;

(iv)
the party is a member of key management personnel of the Tuas Group or the Tuas Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Tuas Group or of any entity that is a related party of the Tuas Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(w)           Segment reporting

A segment is a distinguishable component of the Tuas Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Tuas Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Tuas Group’s operating activities are carried out in Singapore and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Tuas Group’s generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Tuas Group’s total assets.

(x)           Dividends

Dividends are recognised as a liability in the period in which they are declared.

3              Turnover

Turnover of the Tuas Group represents mainly the revenue from generation of electricity, revenue from electricity sales to the end-users and other related revenue. The amount of each significant category of revenue recognised in turnover during the Relevant Period is as follows:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Revenue from generation of electricity	778,899	1,100,043	1,471,690	1,106,021	939,795
Revenue from electricity sales to the end-users	582,624	635,841	795,139	582,451	727,962
Others	—	—	—	—	82
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
	1,361,523	1,735,884	2,266,829	1,688,472	1,667,839
	==========	==========	==========	==========	==========

4           Finance costs

Year ended 31 March			Nine months ended 31 December
2005	2006	2007	2006	2007
S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Interest expense on:
- loan from minority shareholder of a subsidiary	—	—	6	1	90
- bank loans	2,383	1,919	2,300	1,988	156
- 4.5% unsecured fixed rate notes	18,000	18,000	18,000	13,562	13,562
Amortisation of discount and ancillary expenses of fixed rate notes	601	646	677	469	483
Other finance costs	311	393	341	265	267
	－－－－	－－－－	－－－－	－－－－	－－－－
	21,295	20,958	21,324	16,285	14,558
	=======	=======	=======	=======	=======

5           (Loss)/profit before taxation

  (Loss)/profit before taxation is arrived at after charging/(crediting):

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Interest income	(291)	(859)	(1,754)	(809)	(3,202)
Rental income	(2,901)	(11,244)	(12,068)	(8,902)	(8,596)
Auditors’ remuneration	71	66	78	57	64
Contributions to defined contribution retirement plan	1,626	1,604	1,859	1,053	1,338
Net loss/(gain) on disposal of property, plant and equipment	384	(98)	206	202	(19,176)
Net foreign exchange (gain)/loss	(956)	(8,415)	4,582	2,235	3,094
Operating lease charges in respect of properties	491	491	589	380	366
	=======	=======	========	=======	=======

6           Income tax

(a)         Income tax in the consolidated income statement represents:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Current tax
Provision for the year	—	—	—	4	128

Deferred tax
Origination and reversal of temporary differences	(20,621)	26,937	40,399	30,057	28,856
Effect of change in Singapore income tax rate from 20% to 18%	—	—	2,206	—	—
Over-provision in respect of prior years	—	(999)	(1,029)	(1,029)	(593)
	－－－－	－－－－	－－－－	－－－－	－－－－
	(20,621)	25,938	41,576	29,028	28,263

	(20,621)	25,938	41,576	29,032	28,391
	========	========	========	========	========

The provision for Singapore income tax for the years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2006 and 2007 is calculated at 20%, 20%, 18%, 20% and 18% of the estimated assessable profits for the respective year/period.

(b)           Reconciliation between tax (credit)/expense and accounting (loss)/profit at applicable tax rate:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

(Loss)/profit before taxation	(124,707)	130,024	218,739	145,804	154,126
	========	========	========	========	========
Notional tax on (loss)/profit before taxation at statutory rate during the Relevant Period	(24,941)	26,005	39,373	29,161	27,743
Tax effect of non-deductible expenses	4,320	932	1,026	900	626
Tax effect on deferred tax balances resulting from change in tax rate	—	—	2,206	—	—

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Over-provision of deferred tax in prior year/period	—	(999)	(1,029)	(1,029)	(593)
Others	—	—	—	—	615
	－－－－	－－－－	－－－－	－－－－	－－－－
Actual tax (credit)/expense	(20,621)	25,938	41,576	29,032	28,391
	========	========	========	========	========

7         Directors’ remuneration

Year ended 31 March 2005

	Directors’ fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Total
	S$’000	S$’000	S$’000	S$’000

Goh Geok Ling	96	—	—	96
Ng Kwan Meng	46	—	—	46
Tan Hien Meng	41	—	—	41
Gabriel Teo Chen Thye	66	—	—	66
Wong Kim Yin	20	—	—	20
Alvin Yeo Khirn Hai	51	—	—	51
Lim Sheau Ming	24	—	—	24
	－－－－	－－－－	－－－－	－－－－
	344	—	—	344
	========	========	========	========
Year ended 31 March 2006

	Directors’ fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Total
	S$’000	S$’000	S$’000	S$’000

Lim How Teck	88	—*	—	88
Lim Ming Seong	36	—*	—	36
Ng Kwan Meng	61	—*	—	62
Dr Wu Shen Kong	31	—*	—	31
Alvin Yeo Khirn Hai	48	—*	—	48
Goh Geok Ling	23	—	—	23
Tan Hien Meng	8	—	—	8
Gabriel Teo Chen Thye	15	—	—	15
Wong Kim Yin	10	—	—	10
	－－－－	－－－－	－－－－	－－－－
	320	1	—	321
	========	========	=========	========

*    Amount is less than S$500.

Year ended 31 March 2007

	Directors’ fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Total
	S$’000	S$’000	S$’000	S$’000

Lim How Teck	189	3	—	192
Lim Ming Seong	104	—*	—	104
Ng Kwan Meng	124	—*	—	124
Dr Wu Shen Kong	95	1	—	96
Alvin Yeo Khirn Hai	98	—*	—	98
	－－－－	－－－－	－－－－	－－－－
	610	4	—	614
	========	========	========	========

*    Amount is less than S$500.

Nine months ended 31 December 2006 (unaudited)

Directors’ fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Total

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	S$’000	S$’000	S$’000	S$’000

Lim How Teck	—	2	—	2
Lim Ming Seong	—	—	—	—
Ng Kwan Meng	—	—	—	—
Dr Wu Shen Kong	—	—	—	—
Alvin Yeo Khirn Hai	—	—	—	—
	－－－－	－－－－	－－－－	－－－－
	—	2	—	2
	========	========	========	========

Nine months ended 31 December 2007

	Directors’ fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	Total
	S$’000	S$’000	S$’000	S$’000

Lim How Teck	—	1	—	1
Lim Ming Seong	—	—	—	—
Ng Kwan Meng	—	—	—	—
Dr Wu Shen Kong	—	—	—	—
Alvin Yeo Khirn Hai	—	—	—	—
	－－－－	－－－－	－－－－	－－－－
	—	1	—	1
	========	========	========	========

For the nine months ended 31 December 2006 and 2007, no directors’ fees were accrued as the fees were subject to approval and reliable estimates could not be made at the respective balance sheet dates.

No emoluments have been paid to the directors as an inducement to join or upon joining the Tuas Group or as compensation for loss of office during the Relevant Period. No director waived or agreed to waive any emoluments during the Relevant Period.

8              Individuals with highest emoluments

Of the five individuals with the highest emoluments, none of them are directors of Tuas. The aggregate of the emoluments paid to the five highest paid individuals are as follows:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Salaries, allowances and benefits in kind	1,073	931	963	717	800
Discretionary bonuses	299	338	474	399	780
Retirement scheme contributions	57	79	88	75	107
	－－－－	－－－－	－－－－	－－－－	－－－－

	1,429	1,348	1,525	1,191	1,687
	========	========	========	========	========

The emoluments paid to these individuals are within the following band:

	Number of individuals
	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007

HK$Nil - HK$1,000,000	1	1	—	2	—
HK$1,000,001 - HK$1,500,000	2	3	4	2	2
HK$1,500,001 - HK$2,000,000	2	1	—	1	2
HK$2,000,001 - HK$2,500,000	—	—	1	—	—
HK$2,500,001 - HK$3,000,000	—	—	—	—	1
	========	========	========	========	========

No emoluments have been paid to these individuals as an inducement to join or upon joining the Tuas Group or as compensation for loss of office during the Relevant Period.

9           (Loss)/profit attributable to equity shareholder of the parent

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

The consolidated (loss)/profit attributable to equity shareholder of the parent includes a (loss)/profit of S$(103,684,000), S$102,109,000, S$174,414,000, S$114,701,000, and S$123,538,000 during the years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2006 and 2007 respectively which have been dealt with in the Financial Information of Tuas.

10           Dividends

(a)           Dividends payable to equity shareholder of Tuas attributable to the year/period:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Final dividends proposed after the balance sheet date	—	100,000	—	—	—
	========	========	========	========	========

Subsequent to 31 March 2006, the directors proposed final dividends out of profits from the financial year ended 31 March 2006 as follows:

     (i)                 tax-exempt dividend at S0.005 cents per ordinary share totalling S$60,000

     (ii)                dividend at S0.435 cents per ordinary share less 20% tax totalling S$4,101,000; and

     (iii)               one-tier dividend at S8.135 cents per ordinary share totalling S$95,839,000.

The final dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

(b)           Dividends payable to equity shareholder of Tuas attributable to the previous financial year, approved and paid during the year/period:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Final dividends in respect of the previous financial year, approved and paid during the year/period	—	—	100,000	100,000	—
	========	=======	========	========	========

11           (Loss)/earnings per share

(a)           Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the net (loss)/profit attributable to ordinary equity shareholder of Tuas for each of the years ended 31 March 2005, 2006 and 2007 and the nine months ended 31 December 2006 and 2007 and the 1,178,050,000 ordinary shares in issue throughout the entire Relevant Period.

(b)           Diluted (loss)/earnings per share

There were no dilutive potential ordinary shares in existence during the Relevant Period.

12           Fixed assets

(a)           The Tuas Group

	Interests in leasehold land held for own use under operating leases	Buildings/ structures	Plant and equipment	Motor vehicles	Computers	Office equipment	Furniture and fixtures	Construction in progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Cost:
At 1 April 2004	122,278	169,654	1,613,776	1,450	10,629	144	1,220	471,046	2,390,197
Additions	—	359	8,065	—	423	23	6	94,548	103,424
Disposals	—	(716)	—	—	(38)	(12)	—	—	(766)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 March 2005	122,278	169,297	1,621,841	1,450	11,014	155	1,226	565,594	2,492,855

At 1 April 2005	122,278	169,297	1,621,841	1,450	11,014	155	1,226	565,594	2,492,855
Additions	—	556	17,563	118	544	—	12	30,822	49,615
Transfer from construction in progress	—	66,344	530,072	—	—	—	—	(596,416)	—
Disposals	—	—	(9)	(285)	(325)	—	(1)	—	(620)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

At 31 March 2006	122,278	236,197	2,169,467	1,283	11,233	155	1,237	—	2,541,850

At 1 April 2006	122,278	236,197	2,169,467	1,283	11,233	155	1,237	—	2,541,850
Additions	—	64	64,620	—	1,047	2	231	13,301	79,265
Transfer from construction in progress	—	—	585	—	—	—	534	(1,119)	—
Disposals	—	(1,484)	(576)	—	(61)	(37)	(131)	—	(2,289)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 March 2007	122,278	234,777	2,234,096	1,283	12,219	120	1,871	12,182	2,618,826

At 1 April 2007	122,278	234,777	2,234,096	1,283	12,219	120	1,871	12,182	2,618,826
Additions	—	186	30,420	16	251	6	4	13,808	44,691
Transfer from construction in progress	—	—	7,183	—	—	—	—	(7,183)	—
Disposals	—	—	(34,948)	—	(162)	—	(22)	(7,049)	(42,181)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 December 2007	122,278	234,963	2,236,751	1,299	12,308	126	1,853	11,758	2,621,336

	Interests in leasehold land held for own use under operating leases	Buildings/ structures	Plant and equipment	Motor vehicles	Computers	Office equipment	Furniture and fixtures	Construction in progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Accumulated depreciation, amortisation and impairment losses:
At 1 April 2004	54,997	68,800	820,605	1,401	7,254	91	617	—	953,765
Charge for the year	3,255	4,962	53,548	25	1,660	21	122	—	63,593
Impairment losses (note(c))	14,419	17,281	184,300	—	—	—	—	—	216,000
Written back on disposal	—	(332)	—	—	(38)	(12)	—	—	(382)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 March 2005	72,671	90,711	1,058,453	1,426	8,876	100	739	—	1,232,976

At 1 April 2005	72,671	90,711	1,058,453	1,426	8,876	100	739	—	1,232,976
Charge for the year	2,522	5,858	61,541	25	1,603	20	120	—	71,689
Written back on disposal	—	—	(9)	(279)	(325)	—	(1)	—	(614)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 March 2006	75,193	96,569	1,119,985	1,172	10,154	120	858	—	1,304,051

At 1 April 2006	75,193	96,569	1,119,985	1,172	10,154	120	858	—	1,304,051
Charge for the year	2,523	6,708	80,184	23	883	14	126	—	90,461
Written back on disposal	—	(1,320)	(512)	—	(61)	(37)	(121)	—	(2,051)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 March 2007	77,716	101,957	1,199,657	1,195	10,976	97	863	—	1,392,461

At 1 April 2007	77,716	101,957	1,199,657	1,195	10,976	97	863	—	1,392,461
Charge for the period	1,892	5,000	62,188	19	512	8	138	—	69,757
Written back on disposal	—	—	(22,326)	—	(162)	—	(1)	—	(22,489)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

At 31 December 2007	79,608	106,957	1,239,519	1,214	11,326	105	1,000	—	1,439,729

Carrying amount:
At 31 March 2005	49,607	78,586	563,388	24	2,138	55	487	565,594	1,259,879
	==========	==========	=========	==========	==========	==========	==========	==========	==========

At 31 March 2006	47,085	139,628	1,049,482	111	1,079	35	379	—	1,237,799
	==========	==========	==========	==========	==========	==========	==========	==========	==========

At 31 March 2007	44,562	132,820	1,034,439	88	1,243	23	1,008	12,182	1,226,365
	==========	==========	==========	==========	==========	==========	==========	==========	==========

At 31 December 2007	42,670	128,006	997,232	85	982	21	853	11,758	1,181,607
	==========	==========	==========	==========	==========	==========	==========	==========	==========

(b)           Tuas

Interests in leasehold land held for own use under operating	Buildings/ structures	Plant and equipment	Motor vehicles	Computers	Office equipment	Furniture and fixtures	Construction in progress	Total

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	leases
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Cost:
At 1 April 2004	122,278	169,654	1,613,776	1,326	7,133	138	1,219	471,046	2,386,570
Additions	—	359	8,065	—	351	23	6	94,548	103,352
Disposals	—	(716)	—	—	(38)	(12)	—	—	(766)
	－－－－	－－－－	－－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2005	122,278	169,297	1,621,841	1,326	7,446	149	1,225	565,594	2,489,156

At 1 April 2005	122,278	169,297	1,621,841	1,326	7,446	149	1,225	565,594	2,489,156
Additions	—	556	17,563	56	447	—	12	30,822	49,456
Transfer from construction in progress	—	66,344	530,072	—	—	—	—	(596,416)	—
Disposals	—	—	(9)	(161)	(325)	—	(1)	—	(496)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2006	122,278	236,197	2,169,467	1,221	7,568	149	1,236	—	2,538,116

At 1 April 2006	122,278	236,197	2,169,467	1,221	7,568	149	1,236	—	2,538,116
Additions	—	64	64,620	—	999	2	231	5,904	71,820
Transfer from construction in progress	—	—	585	—	—	—	534	(1,119)	—
Disposals	—	(1,484)	76)	—	(61)	(37)	(131)	—	(2,289)
	－－－－	－－－－	－－－－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2007	122,278	234,777	2,234,096	1,221	8,506	114	1,870	4,785	2,607,647

At 1 April 2007	122,278	234,777	2,234,096	1,221	8,506	114	1,870	4,785	2,607,647
Additions	—	186	30,156	16	224	4	4	3,105	33,695
Transfer from construction in progress	—	—	7,183	—	—	—	—	(7,183)	—
Disposals	—	—	(34,948)	—	(151)	—	(22)	—	(35,121)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 December 2007	122,278	234,963	2,236,487	1,237	8,579	118	1,852	707	2,606,221

Accumulated depreciation, amortisation and impairment losses:
At 1 April 2004	54,997	68,800	820,605	1,326	6,382	88	617	—	952,815
Charge for the year	3,255	4,962	53,548	—	481	20	122	—	62,388
Impairment losses (note(c))	14,419	17,281	184,300	—	—	—	—	—	216,000
Written back on disposal	—	(332)	—	—	(38)	(12)	—	—	(382)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2005	72,671	90,711	1,058,453	1,326	6,825	96	739	—	1,230,821

At 1 April 2005	72,671	90,711	1,058,453	1,326	6,825	96	739	—	1,230,821
Charge for the year	2,522	5,858	61,541	2	409	19	120	—	70,471
Written back on disposal	—	—	(9)	(161)	(325)	—	(1)	—	(496)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2006	75,193	96,569	1,119,985	1,167	6,909	115	858	—	1,300,796

At 1 April 2006	75,193	96,569	1,119,985	1,167	6,909	115	858	—	1,300,796
Charge for the year	2,523	6,708	80,184	11	527	14	126	—	90,093
Written back on disposal	—	(1,320)	(512)	—	(61)	(37)	(121)	—	(2,051)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

At 31 March 2007	77,716	101,957	1,199,657	1,178	7,375	92	863	—	1,388,838

At 1 April 2007	77,716	101,957	1,199,657	1,178	7,375	92	863	—	1,388,838
Charge for the period	1,892	5,000	62,188	9	460	8	138	—	69,695
Written back on disposal	—	—	(22,326)	—	(151)	—	(1)	—	(22,478)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
At 31 December 2007	79,608	106,957	1,239,519	1,187	7,684	100	1,000	—	1,436,055

Carrying amount:

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

At 31 March 2005	49,607	78,586	563,388	—	621	53	486	565,594	1,258,335
	========	========	========	========	========	========	========	========	========

At 31 March 2006	47,085	139,628	1,049,482	54	659	34	378	—	1,237,320
	========	========	========	========	========	========	========	========	========

At 31 March 2007	44,562	132,820	1,034,439	43	1,131	22	1,007	4,785	1,218,809
	========	========	========	========	========	========	========	========	========

At 31 December 2007	42,670	128,006	996,968	50	895	18	852	707	1,170,166
	========	========	========	========	========	========	========	========	========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

(c)
During the year ended 31 March 2003, due to the envisaged increased usage of electricity generation plants using a more efficient technology and changes to the electricity market rules, the Tuas Group assessed the recoverable amount of certain electricity generation plant and recognised impairment losses of S$605,000,000. The recoverable amount was estimated based on the value of certain electricity generation plant in use, and determined using a pretax discount rate of 7.66%. During the year ended 31 March 2005, due to the envisaged further under-utilisation of this electricity generation plant, the Tuas Group re-assessed the recoverable amount of such plant and recognised additional impairment losses of S$216,000,000. The recoverable amount was estimated based on the expected disposal value of the electricity generation plant.

(d)	The analysis of net book value of properties is as follows:

The Tuas Group and Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

In Singapore
- medium-term leases	128,193	186,713	177,382	170,676
	========	========	========	========

13           Interests in subsidiaries

    Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Unlisted shares, at cost	500	500	1,250	11,802
Loan to a subsidiary	—	—	5,175	12,000
	－－－－	－－－－	－－－－	－－－－
	500	500	6,425	23,802
	========	========	========	========

Loan to a subsidiary is unsecured, has no fixed terms of repayment and bears interest at 4.25% per annum.

The particulars of subsidiaries, all of which are limited liability companies incorporated and operating in Singapore, at 31 December 2007 are as follows:

			Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Tuas Group’s effective interest	held by Tuas	held by a subsidiary	Principal activity
		S$’000%		%	%

Tuas Power Supply Pte Ltd	Singapore	500	100	100	—	Sale of electricity
Tuas Power Utilities Pte Ltd (Note (a))	Singapore	—*	100	100	—	Provision of utilities services
TPGS Green Energy Pte Ltd (Note (b))	Singapore	1,000	75	75	—	Provision of utilities services
NewEarth Pte Ltd (Note (c))	Singapore	10,112	60	60	—	Consultancy of waste recycling
NewEarth Singapore Pte Ltd (Note (c))	Singapore	12,516	43	—	72	Industrial waste management and recycling

* The issued and paid up capital of Tuas Power Utilities Pte Ltd is S$2.

Notes:

(a)	Tuas Power Utilities Pte Ltd was set up during the year ended 31 March 2006.

(b)	TPGS Green Energy Pte Ltd was set up during the year ended 31 March 2007.

(c)	NewEarth Pte Ltd and NewEarth Singapore Pte Ltd were acquired by the Tuas Group during the nine months ended 31 December 2007 (see note 26).

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

14           Finance lease receivables

The Tuas Group has an agreement with a customer to supply utilities to this customer for a period of 15 years from a tri-generation plant which the Tuas Group operates and maintains. Based on the terms and conditions of the agreement, the agreement represents a finance lease arrangement in accordance with IFRIC 4, Determining whether an Arrangement contains a Lease, and have been accounted for as such.

Finance lease receivables represent the Tuas Group’s net investment in finance leases and are analysed as follows:

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Finance lease receivables:
Within one year	—	—	—	747
After one year but within five years	—	—	—	2,987
After five years	—	—	—	7,467
	－－－－	－－－－	－－－－	－－－－

Total gross investment	—	—	—	11,201
Unearned financial income	—	—	—	(3,418)
	－－－－	－－－－	－－－－	－－－－

Present value of future finance lease receivables	—	—	—	7,783
Finance lease receivable within one year include under current assets	—	—	—	(743)
	－－－－	－－－－	－－－－	－－－－

Non-current finance lease receivables	—	—	—	7,040
	========	========	========	========

The lease receivables are reduced when lease payments are received and an imputed finance lease income on the lease receivable is recognised using the estimated lessee’s incremental borrowing rate of interest at the inception of the lease. The effective interest rate used in the lease arrangement is 5% per annum.

The present value of future finance lease receivables is analysed as follows:

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Within one year	—	—	—	743
After one year but within five years	—	—	—	2,522
After five years	—	—	—	4,518
	－－－－	－－－－	－－－－	－－－－

	—	—	—	7,783
	========	========	========	========

15           Prepayments

Non-current prepayments relate to capacity charges, connection fees, fixed fees and other charges prepaid under an End-User Agreement for the purchase of natural gas and charges prepaid for the use of switch house and metering station.

16           Inventories

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Fuel oil	36,593	97,434	92,813	103,684
Equipment spares	14,663	17,924	18,611	19,804
Diesel oil	7,006	7,912	23,964	17,577
Others	776	896	751	696
	－－－－	－－－－	－－－－	－－－－
	59,038	124,166	136,139	141,761
	========	========	========	========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Fuel oil	36,593	97,434	92,813	103,684
Equipment spares	14,663	17,924	18,611	19,622
Diesel oil	7,006	7,912	23,964	17,577
Others	776	896	751	696
	－－－－	－－－－	－－－－	－－－－
	59,038	124,166	136,139	141,579
	========	========	========	========

Included in equipment spares at 31 March 2005, 2006 and 2007 and 31 December 2007 are write-down of inventories of S$25,000,000, S$23,476,000, S$23,525,000 and S$23,743,000 respectively, relating to certain electricity generation plant which the Tuas Group and Tuas had recognised impairment losses.

17           Trade and other receivables

    The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Trade debtors and accrued revenue	142,170	182,923	193,882	241,966
Less: allowance for doubtful debts (note 17(b))	(10)	(15)	—	—
			－－－－－	－－－－
	－－－－	－－－－
	142,160	182,908	193,882	241,966
Deposits, prepayments and other receivables	279	4,047	3,447	3,245
Amounts due from related companies	5,338	1,892	2,463	2,277
	－－－－	－－－－	－－－－	－－－－
	147,777	188,847	199,792	247,488
	========	========	========	========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Trade debtors and accrued revenue	60,542	86,394	94,822	125,342
Less: allowance for doubtful debts	—	—	—	—
	－－－－	－－－－	－－－－	－－－－
	60,542	86,394	94,822	125,342
Deposits, prepayments and other receivables	203	3,941	3,366	2,960
Amounts due from subsidiaries	466	—	336	38,378
Amounts due from related companies	9	10	447	15
	－－－－	－－－－	－－－－	－－－－
	61,220	90,345	98,971	166,695
	========	========	========	========

The amounts due from subsidiaries are unsecured, interest bearing at 4.25% per annum and expects to be recovered within the next year.

The amounts due from related companies are secured by cash deposits and bankers’ guarantees, generally interest bearing for overdue balances and expect to be recovered in the next year.

(a)           Ageing analysis

The ageing analysis of trade debtors and accrued revenue (net of allowance for doubtful debts) is as follows:

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Current	131,892	179,867	190,088	238,012

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Less than one month past due	9,837	2,588	3,169	3,700
One to three months past due	424	432	625	249
Over three months past due	7	21	—	5
	－－－－	－－－－	－－－－	－－－－
Amounts past due	10,268	3,041	3,794	3,954

	142,160	182,908	193,882	241,966
	========	========	========	========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Current	59,945	85,172	94,478	124,486

Less than one month past due	414	855	344	856
One to three months past due	183	367	—	—
	－－－－	－－－－	－－－－	－－－－
Amounts past due	597	1,222	344	856

	60,542	86,394	94,822	125,342
	========	========	========	========
Trade debtors are due within 5 to 60 days from the date of billing. Further details on the Tuas Group’s credit policy are set out in note 28(b).

(b)           Impairment of trade debtors

Impairment losses in respect of trade debtors are recorded using an allowance account unless the Tuas Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly (see note 2(h)(i)).

The movement in allowance for doubtful debts during the year/period, including both specific and collective loss components, is as follows:

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

At beginning of the year/period	16	10	15	—
(Reversal of impairment losses)/impairment losses recognised	(6)	5	—	—
Uncollectible amounts written off	—	—	(15)	—
	－－－－	－－－－	－－－－	－－－－
At end of the year/period	10	15	—	—
	========	========	========	========

At 31 March 2005, 2006 and 2007 and 31 December 2007, the Tuas Group’s trade debtors of S$10,000, S$15,000, S$Nil and S$Nil respectively were individually determined to be impaired. Management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowance for doubtful debts of S$10,000, S$15,000, S$Nil and S$Nil were recognised at the balance sheet date respectively. The Tuas Group does not hold any collateral over these balances.

Tuas

No impairment losses were recognised by Tuas during the Relevant Period.

(c)           Trade debtors that are not impaired

The ageing analysis of trade debtors and accrued revenue that are neither individually nor collectively considered to be impaired are as follows:

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Neither past due nor impaired	131,892	179,867	190,088	238,012

Less than one month past due	9,837	2,588	3,169	3,700
One to three months past due	424	432	625	249
Over three months past due	7	21	—	5

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	－－－－	－－－－	－－－－	－－－－
Amounts past due	10,268	3,041	3,794	3,954

	142,160	182,908	193,882	241,966
	========	========	========	========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Neither past due nor impaired	59,945	85,172	94,478	124,486

Less than one month past due	414	855	344	856
One to three months past due	183	367	—	—
	－－－－	－－－－	－－－－	－－－－
Amounts past due	597	1,222	344	856

	60,542	86,394	94,822	125,342
	========	========	========	========

Based on past experience, management believes that no impairment allowance is necessary in respect of the balances that were past due but not impaired as the customers have good repayment history and the balances are still considered fully recoverable.

18           Loan to holding company

The amount is unsecured, non-interest bearing and recoverable on demand.

19           Derivative financial instruments

The Tuas Group and Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Assets:
Foreign currency contracts	9	—	—	—
Fuel contracts	50,123	23,262	21,629	57,413
	－－－－	－－－－	－－－－	－－－－
	50,132	23,262	21,629	57,413
	========	========	========	========

Liabilities:
Foreign currency contracts	(2,939)	(4,735)	(7,891)	(6,143)
Fuel contracts	(575)	(11,131)	(4,167)	(20,350)
	－－－－	－－－－	－－－－	－－－－
	(3,514)	(15,866)	(12,058)	(26,493)
	========	========	========	========

Foreign currency contracts and fuel contracts are entered to hedge the Tuas Group’s exposure to foreign currency and fuel price associated with fuel purchases.

20           Cash and cash equivalents

The Tuas Group

31 March			31 December
2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Fixed deposits	5,453	932	114,651	249,190
Cash at bank and on hand	10,070	9,352	13,515	34,525
	－－－－	－－－－	－－－－	－－－－
	15,523	10,284	128,166	283,715
	========	========	========	========

Tuas

31 March			31 December
2005	2006	2007	2007

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	S$’000	S$’000	S$’000	S$’000

Fixed deposits	5,401	883	109,600	249,142
Cash at bank and on hand	4,670	5,164	6,226	7,962
	－－－－	－－－－	－－－－	－－－－
	10,071	6,047	115,826	257,104
	========	========	========	========

21          Trade and other payables

   The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Trade creditors and accrued expenses	90,082	144,508	179,014	213,753
Deposits and retention payables	37,590	25,046	21,802	16,357
Other payables	7,800	7,394	7,181	2,541
Salary and welfare payables	4,157	4,913	6,893	5,440
Amounts due to related companies	2,549	2,193	3,016	12,948
	－－－－	－－－－	－－－－	－－－－
	142,178	184,054	217,906	251,039
	========	========	========	========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Trade creditors and accrued expenses	51,851	97,616	123,922	160,659
Deposits and retention payables	30,550	17,287	6,420	3,956
Other payables	7,678	7,297	7,137	2,484
Salary and welfare payables	3,912	4,496	6,314	4,914
Amounts due to related companies	396	123	918	31
Amount due to a subsidiary	—	502	—	—
	－－－－	－－－－	－－－－	－－－－
	94,387	127,321	144,711	172,044
	========	========	========	========

The amount of trade and other payables expected to be paid or recognised as income after more than one year is as follows:

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

The Tuas Group	30,444	17,183	6,245	3,358
Tuas	30,444	17,183	6,245	3,358
	========	========	========	========

Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date.

     The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Due within 1 month or on demand	22,439	22,884	47,738	18,758
Due after 1 month but within 3 months	3,270	—	7,163	—
	－－－－	－－－－	－－－－	－－－－
	25,709	22,884	54,901	18,758
	========	========	========	========

     Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Due within 1 month or on demand	8,209	6,860	28,689	4,817

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Due after 1 month but within 3 months	3,270	—	7,163	—
	－－－－	－－－－	－－－－	－－－－
	11,479	6,860	35,852	4,817
	========	========	========	========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

22           Interest-bearing borrowings

The analysis of the carrying amount of interest-bearing borrowings is as follows:

     The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Current:
- Unsecured bank loans	107,500	156,000	27,000	2,000

Non-current:
- 4.5% unsecured fixed rate notes	397,136	397,782	398,459	398,942
- Loan from minority shareholder of a subsidiary	—	—	1,725	4,000
	－－－－	－－－－	－－－－	－－－－
	397,136	397,782	400,184	402,942

	504,636	553,782	427,184	404,942
	========	========	========	========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Current:
- Unsecured bank loans	70,000	119,500	—	—
Non-current:
- 4.5% unsecured fixed rate notes	397,136	397,782	398,459	398,942
	－－－－	－－－－	－－－－	－－－－
	467,136	517,282	398,459	398,942
	========	========	========	========

All of the non-current interest-bearing borrowings are carried at amortised cost. At 31 December 2007, none of the non-current interest-bearing borrowings is expected to be settled within one year.

Subsequent to 31 December 2007, the Tuas Group has issued a notice of redemption pursuant to the condition of the fixed rate notes to redeem all of the fixed rate notes on 30 May 2008.

(a)           Unsecured bank loans

All of the bank loans are denominated in Singapore dollars and bear interest at rates ranging from 2% to 2.32%, 3.65% to 3.82%, 3.38% to 3.4% and 2.14% per annum at 31 March 2005, 2006 and 2007 and 31 December 2007 respectively.
(b)           Fixed rate notes

On 28 May 2002, Tuas issued S$400 million of 7-year fixed rate notes at 99.537% of the principal amounts pursuant to a S$700 million medium term note programme (“MTN Programme”). The purpose of the MTN Programme is to finance or refinance all costs incurred in connection with the construction of power plants and related assets, and to finance capital expenditure, investments and working capital requirements of the Tuas Group.

The fixed rate notes are repayable in full in 2009 and bear interest at 4.5% per annum, which is payable every May and November. The average effective interest rate is 4.69% per annum.

The fixed rate notes constitute direct unconditional and unsecured obligation of Tuas. The fixed rate notes rank pari passu without any preference or priority among themselves and pari passu with all other present and future unsecured obligations of Tuas (other than subordinated obligations and priorities). Unless previously redeemed or purchased and cancelled, the fixed rate notes will be redeemed at their respective principal amounts on their maturity date.

Under the terms of a trust deed, so long as any of the fixed rate notes remains outstanding, certain financial covenants as set out and defined in the trust deed must be met. In addition, the Tuas Group shall not create any security on or over any of its assets except as set out in the trust deed.

(c)           Loan from minority shareholder of a subsidiary

The amount is unsecured, bears interest at 4.25% per annum and not expected to be settled within one year.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

23           Deferred tax assets and liabilities

The components of deferred tax asset/(liabilities) recognised in the balance sheet and the movements during the Relevant Period are as follows:

    The Tuas Group

	At 1 April 2004	Credited/ (charged) to profit or loss	Charged to reserves	At 31 March 2005
	S$’000	S$’000 (note 6(a))	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the related depreciation allowances	25,789	15,710	—	41,499
Revaluation of derivatives	(1,478)	—	(7,845)	(9,323)
Inventories write-down	—	5,000	—	5,000
Others	—	(330)	—	(330)
	－－－－	－－－－	－－－－	－－－－
	24,311	20,380	(7,845)	36,846

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	(526)	223	—	(303)
Others	4	18	—	22
	－－－－	－－－－	－－－－	－－－－
	(522)	241	—	(281)

Total	23,789	20,621	(7,845)	36,565
	========	========	=========	========

	At 1 April 2005	(Charged)/ credited to profit or loss	Credited to reserves	At 31 March 2006
	S$’000	S$’000 (note 6(a))	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the related depreciation allowances	41,499	(25,616)	—	15,883
Revaluation of derivatives	(9,323)	—	7,125	(2,198)
Inventories write-down	5,000	—	—	5,000
Others	(330)	(576)	—	(906)
	－－－－	－－－－	－－－－	－－－－
	36,846	(26,192)	7,125	17,779

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	(303)	219	—	(84)
Others	22	35	—	57
	－－－－	－－－－	－－－－	－－－－
	(281)	254	—	(27)

Total	36,565	(25,938)	7,125	17,752
	========	========	========	========

	At 1 April 2006	(Charged)/ credited to profit or loss	Credited/ (charged) to reserves	At 31 March 2007
	S$’000	S$’000 (note 6(a))	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the the related depreciation allowances
	15,883	(15,903)	—	(20)
Revaluation of derivatives	(2,198)	—	2,198	—
Inventories write-down	5,000	(5,000)	—	—
Others	(906)	1,011	—	105
		－－－－－－－	－－－－－－－	－－－－－－－

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	－－－－
	17,779	(19,892)	2,198	85

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	(84)	(25,386)	—	(25,470)
Revaluation of derivatives	—	—	(2,356)	(2,356)
Inventories write-down	—	4,235	—	4,235
Others	57	(533)	—	(476)
	－－－－	－－－－	－－－－	－－－－
	(27)	(21,684)	(2,356)	(24,067)

Total	17,752	(41,576)	(158)	(23,982)
	========	========	========	========

	At 1 April 2007	Credited/ (charged) to profit or loss	Charged to reserves	Through acquisition of subsidiary	At 31 December 2007
	S$’000	S$’000 (note 6(a))	S$’000	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the related depreciation allowances	(20)	20	—	—	—
Others	105	—	—	16	121
	－－－－	－－－－	－－－－	－－－－	－－－－
	85	20	—	16	121

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	(25,470)	(27,496)	—	—	(52,966)
Revaluation of derivatives	(2,356)	—	(4,028)	—	(6,384)
Inventories write-down	4,235	39	—	—	4,274
Others	(476)	(826)	—	—	(1,302)
	－－－－	－－－－	－－－－	－－－－	－－－－
	(24,067)	(28,283)	(4,028)	—	(56,378)

Total	(23,982)	(28,263)	(4,028)	16	(56,257)
	========	========	========	========	========

  Tuas

	At 1 April 2004	Credited/ (charged) to profit or loss	Charged to reserves	At 31 March 2005
	S$’000	S$’000	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the related depreciation allowances	25,789	15,710	—	41,499
Revaluation of derivatives	632	—	(9,955)	(9,323)
Inventories write-down	—	5,000	—	5,000
Others	—	(330)	—	(330)
	－－－－	－－－－	－－－－	－－－－
Total	26,421	20,380	(9,955)	36,846
	========	========	========	========
	At 1 April 2005	Charged to profit or loss	Credited to reserves	At 31 March 2006
	S$’000	S$’000	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the related depreciation allowances	41,499	(25,616)	—	15,883
Revaluation of derivatives	(9,323)	—	7,125	(2,198)
Inventories write-down	5,000	—	—	5,000
Others	(330)	(576)	—	(906)
			－－－－	－－－－
	－－－－	－－－－
Total	36,846	(26,192)	7,125	17,779

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

========	========	========	========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	At 1 April 2006	(Charged) /credited to profit or loss	Credited/ (charged) to reserves	At 31 March 2007
	S$’000	S$’000	S$’000	S$’000

Deferred tax assets
Depreciation and impairment losses in excess of the the related depreciation allowances	15,883	(15,883)	—	—
Revaluation of derivatives	(2,198)	—	2,198	—
Inventories write-down	5,000	(5,000)	—	—
Others	(906)	906	—	—
	－－－－	－－－－	－－－－	－－－－
	17,779	(19,977)	2,198	—

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	—	(25,470)	—	(25,470)
Revaluation of derivatives	—	—	(2,356)	(2,356)
Inventories write-down	—	4,235	—	4,235
Others	—	(476)	—	(476)
	－－－－	－－－－	－－－－	－－－－
	—	(21,711)	(2,356)	(24,067)

Total	17,779	(41,688)	(158)	(24,067)
	========	========	========	========

	At 1 April 2007	(Charged)/ credited to profit or loss	Charged to reserves	At 31 December 2007
	S$’000	S$’000	S$’000	S$’000

Deferred tax liabilities
Depreciation allowances in excess of the related depreciation and impairment losses	(25,470)	(26,664)	—	(52,134)
Revaluation of derivatives	(2,356)	—	(4,028)	(6,384)
Inventories write-down	4,235	39	—	4,274
Others	(476)	(920)	—	(1,396)
			－－－－	－－－－
	－－－－	－－－－
Total	(24,067)	(27,545)	(4,028)	(55,640)
	========	========	========	========

During the Relevant Period, there was no significant deferred tax asset or liability not recognised in the Financial Information.

24           Capital and reserves

The Tuas Group

	Share capital	Hedging reserve	(Accu- mulated loss)/ retained earnings	Total	Minority interests	Total equity
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

At 1 April 2004	1,178,050	5,908	(153,175)	1,030,783	—	1,030,783
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	34,055	—	34,055	—	34,055
Cash flow hedge: transfer from equity
- to profit or loss	—	(6,350)	—	(6,350)	—	(6,350)
- deferred tax on transfer	—	1,270	—	1,270	—	1,270
Loss for the year	—	—	(104,086)	(104,086)	—	(104,086)
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
At 31 March 2005	1,178,050	34,883	(257,261)	955,672	—	955,672
	========	========	========	========	========	========
At 1 April 2005	1,178,050	34,883	(257,261)	955,672	—	955,672
Cash flow hedge:
effective portion of changes in fair value, net of deferred tax	—	61,020	—	61,020	—	61,020
Cash flow hedge: transfer from equity
- to profit or loss	—	(111,899)	—	(111,899)	—	(111,899)
- deferred tax on transfer	—	22,380	—	22,380	—	22,380

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Profit for the year	—	—	104,086	104,086	—	104,086
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
At 31 March 2006	1,178,050	6,384	(153,175)	1,031,259	—	1,031,259
	========	========	========	========	========	========

At 1 April 2006	1,178,050	6,384	(153,175)	1,031,259	—	1,031,259
Dividend approved in respect of the previous year	—	—	(100,000)	(100,000)	—	(100,000)
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	(43,530)	—	(43,530)	—	(43,530)
Cash flow hedge: transfer from equity
- to profit or loss	—	55,039	—	55,039	—	55,039
- deferred tax on transfer	—	(9,907)	—	(9,907)	—	(9,907)
Profit for the year	—	—	177,164	177,164	(1)	177,163
Capital contribution from minority shareholder of subsidiary	—	—	—	—	250	250
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
At 31 March 2007	1,178,050	7,986	(76,011)	1,110,025	249	1,110,274
	========	========	========	========	========	========

At 1 April 2007	1,178,050	7,986	(76,011)	1,110,025	249	1,110,274
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	105,488	—	105,488	—	105,488
Cash flow hedge: transfer from equity
- to profit or loss	—	(106,260)	—	(106,260)	—	(106,260)
- deferred tax on transfer	—	19,127	—	19,127	—	19,127
Profit for the period	—	—	126,168	126,168	(433)	125,735
Acquisition of a subsidiary	—	—	—	—	3,542	3,542
Acquisition of minority interests	—	—	—	—	2	2
Capital contributions from minority shareholders of subsidiaries	—	—	—	—	3,756	3,756
	－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
At 31 December 2007	1,178,050	26,341	50,157	1,254,548	7,116	1,261,664
	========	========	========	========	========	========

Tuas

	Share capital	Hedging reserve	(Accumulated loss)/retained earnings	Total
	S$’000	S$’000	S$’000	S$’000

At 1 April 2004	1,178,050	(2,530)	(161,058)	1,014,462
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	35,044	—	35,044
Cash flow hedge: transfer from equity
- to profit or loss	—	2,961	—	2,961
- deferred tax on transfer	—	(592)	—	(592)
Loss for the year	—	—	(103,684)	(103,684)
	－－－－	－－－－	－－－－	－－－－
At 31 March 2005	1,178,050	34,883	(264,742)	948,191
	=========	=========	=========	=========
At 1 April 2005	1,178,050	34,883	(264,742)	948,191
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	61,020	—	61,020
Cash flow hedge: transfer from equity
- to profit or loss	—	(111,899)	—	(111,899)
- deferred tax on transfer	—	22,380	—	22,380
Profit for the year	—	—	102,109	102,109
	－－－－	－－－－	－－－－	－－－－
At 31 March 2006	1,178,050	6,384	(162,633)	1,021,801
	========	========	========	=========
At 1 April 2006	1,178,050	6,384	(162,633)	1,021,801
Dividend approved in respect of the previous year	—	—	(100,000)	(100,000)
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	(43,530)	—	(43,530)
Cash flow hedge: transfer from equity
- to profit or loss	—	55,039	—	55,039
- deferred tax on transfer	—	(9,907)	—	(9,907)
Profit for the year	—	—	174,414	174,414
	－－－－－	－－－－	－－－－	－－－－

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

At 31 March 2007	1,178,050	7,986	(88,219)	1,097,817
	========	========	========	========
At 1 April 2007	1,178,050	7,986	(88,219)	1,097,817
Cash flow hedge: effective portion of changes in fair value, net of deferred tax	—	105,488	—	105,488
Cash flow hedge: transfer from equity
- to profit or loss	—	(106,260)	—	(106,260)
- deferred tax on transfer	—	19,127	—	19,127
Profit for the period	—	—	123,538	123,538
	－－－－	－－－－	－－－－	－－－－

At 31 December 2007	1,178,050	26,341	35,319	1,239,710
	========	========	========	========

(a)           Share capital

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Ordinary shares issued and fully paid:
1,178,050,000 ordinary shares	1,178,050	1,178,050	1,178,050	1,178,050
	========	========	========	========

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of Tuas. All ordinary shares rank equally with regard to Tuas’s residual assets.

In accordance with the Singapore Companies Act, the shares of Tuas ceased to have a par value on 30 January 2006.

(b)           Nature and purposes of reserves

(i)           Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(o).

(c)           Distributability of dividends

The distributability of dividends is governed by Section 403 of the Singapore Companies Act, where no dividend shall be payable to shareholders of any company except out of profits.

(d)           Capital management

The Tuas Group’s primary objectives when managing capital are to safeguard the Tuas Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholder and benefits for stakeholder by securing financing at a reasonable cost.

The Tuas Group monitors capital on the basis of debt to equity ratio. This ratio is calculated as total interest-bearing borrowings divided by total equity. During the Relevant Period, the Tuas Group’s strategy, which was unchanged throughout the Relevant Period, was to maintain the debt to equity ratio at below 80%.

The debt to equity ratios as at 31 March 2005, 2006 and 2007 and 31 December 2007 were 53%, 54%, 38% and 32% respectively.

As set out in note 22(b), certain financial covenants must be met so long as any of the fixed rate notes remains outstanding. During the Relevant Period, there was no non-compliance with the financial covenants.

25           Material related party transactions

In addition to the transactions and balances disclosed elsewhere in the Financial Information, the Tuas Group entered into the following material related party transactions:

(a)           Transaction with related companies

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Sales to related companies	127,922	51,899	78,096	55,475	74,579
Purchases from related companies	523,687	929,331	1,037,885	790,623	921,467
Transfer of assets to related companies	—	—	—	—	27,274
	========	========	========	========	========

The above material transactions with related companies were transactions entered into with group companies of Temasek Holdings (Private)

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Limited (“Temasek”). The sales and purchases of goods and services were conducted on normal commercial terms and were priced on an arm’s length basis and in the ordinary course of business. The transfer of assets was an one-off transaction conducted on an arm’s length basis.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

(b)           Key management personnel remuneration

Remuneration paid to key management personnel, including amounts paid to Tuas’s directors as disclosed in note 7 and certain of the highest paid employees as disclosed in note 8, is as follows:

	Year ended 31 March			Nine months ended 31 December
	2005	2006	2007	2006	2007
	S$’000	S$’000	S$’000	S$’000 (unaudited)	S$’000

Short-term benefits	2,096	2,235	3,315	2,102	3,185
Post-employment benefits (note)	144	138	198	162	252
	－－－－	－－－－	－－－－	－－－－	－－－－
	2,240	2,373	3,513	2,264	3,437
	========	========	========	========	========

Note: Post-employment benefits represent the Tuas Group’s contributions to the CPF in Singapore, a defined contribution scheme.

26           Acquisition of subsidiaries

In July 2007, Tuas acquired 60% of the voting shares of NewEarth Pte Ltd (together with its then 63% owned subsidiary, NewEarth Singapore Pte Ltd, collectively known as the “Acquired Subsidiaries”) at total consideration of S$10,000,000. For the five months ended 31 December 2007, the Acquired Subsidiaries contributed loss of S$276,000 to the consolidated profit for the period. There were no material contributions to the Tuas Group’s turnover and profit for the period should the acquisition had occurred on 1 April 2007, as the Acquired Subsidiaries were inactive before the Tuas Group’s acquisition.

The net assets of the Acquired Subsidiaries at the acquisition date are as follows:

S$’000

Pre-acquisition carrying amounts and recognised values on acquisition:
- Deferred tax assets	16
- Trade and other receivables	59
- Cash and cash equivalents	9,132
- Trade and other payables	(52)
- Loan from minority shareholder	(300)
- Minority interests	(3,542)
－－－－
Net identifiable assets	5,313

Intangible assets on acquisition	4,687
－－－－
Total consideration, satisfied by cash	10,000
Less: Cash and cash equivalents acquired	(9,132)
－－－－
Net cash outflow	(868)
========

27           Commitments

(a)           Capital commitments

Capital commitments outstanding at each year/period end date not provided for in the Financial Information were as follows:

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Contracted for	209,590	110,856	138,968	109,181
Authorised but not contracted for	—	—	—	19,615
	－－－－	－－－－	－－－－	－－－－
	209,590	110,856	138,968	128,796
	========	========	========	========

Tuas

31 March			31 December
2005	2006	2007	2007
S$’000	S$’000	S$’000	S$’000

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Contracted for	209,590	110,856	123,147	102,985
Authorised but not contracted for	—	—	—	—
	－－－－	－－－－	－－－－	－－－－
	209,590	110,856	123,147	102,985
	========	========	========	========

(b)           Operating lease commitments

At each of the year/period end date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

     The Tuas Group and Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Within one year	491	419	488	488
After one year but within five years	204	—	855	488
	－－－－	－－－－	－－－－	－－－－
	695	419	1,343	976
	=======	=======	=======	=======

Tuas leases office space under operating lease. The current remaining lease began in 2006 and will be expiring in 2009. The lease does not include contingent rentals.

(c)           Other commitments

At 31 December 2007, Tuas has the following purchase commitments with group companies of Temasek:

(i)
Purchase of 17.6 billion British Thermal Unit (“BBtu”) of natural gas per day from Gas Supply Pte Ltd during the initial plateau period which is estimated to expire around 31 December 2014. Thereafter, the amount of gas to be purchased may be reduced as determined in accordance with the terms of the agreement. The agreement will terminate in 2023 or earlier subject to the termination provisions in the agreement.

(ii)
Purchase of 150 million standard cubic feet (or 157.5 BBtu) of natural gas per day from SembCorp Gas Pte Ltd during the plateau period which is estimated to expire around 31 December 2013. Thereafter, the amount of gas to be purchased may be reduced as determined in accordance with the terms of the agreement. The agreement will terminate in 2023 or earlier subject to the termination provisions in the agreement.

28           Financial instruments

Exposure to interest rate, credit, liquidity, currency and fuel price risks arises in the normal course of the Tuas Group’s business. These risks are limited by the Tuas Group’s financial risk management policies and practices described below.

(a)           Interest rate risk

The Tuas Group’s interest rate risk arises primarily from interest earning financial assets and interest bearing financial liabilities. Borrowings issued at variable rates and at fixed rates expose the Tuas Group to cash flow interest rate risk and fair value interest rate risk respectively. The Tuas Group’s interest rate profile is set out in (i) below.

(i)               Interest rate profile

The Tuas Group

	31 March						31 December
	2005		2006		2007		2007
	Interest rate	S$’000	Interest rate	S$’000	Interest rate	S$’000	Interest rate	S$’000

Net fixed rate borrowings/(deposits):
Unsecured bank loans	2.00% - 2.32%	107,500	3.65% - 3.82%	156,000	3.38% - 3.40%	27,000	2.14%	2,000
Unsecured fixed rate notes	4.50%	397,136	4.50%	397,782	4.50%	398,459	4.50%	398,942
Less: Fixed deposits	1.55% - 2.78%	(5,453)	1.60% - 4.73%	(932)	1.60% - 2.75%	(114,651)	1.31% - 4.90%	(249,190)
		－－－－		－－－－		－－－－		－－－－
		499,183		552,850		310,808		151,752
Variable rate borrowings:
Loan from minority shareholder of a subsidiary	—	—	—	—	4.25%	1,725	4.25%	4,000
		－－－－		－－－－		－－－－		－－－－
Total net borrowings		499,183		552,850		312,533		155,752
		========		========		========		========

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Tuas

	31 March						31 December
	2005		2006		2007		2007
	Interest rate	S$’000	Interest rate	S$’000	Interest rate	S$’000	Interest rate	S$’000

Net fixed rate borrowings/(deposits):
Unsecured bank loans	2.00%	70,000	3.65% - 3.71%	119,500	—	—	—	—
Unsecured fixed rate notes	4.50%	397,136	4.50%	397,782	4.50%	398,459	4.50%	398,942
Less: Fixed deposits	2.65% - 2.78%	(5,401)	4.73%	(883)	2.69% - 2.75%	(109,600)	1.31% - 4.90%	(249,142)
		－－－－		－－－－		－－－－		－－－－
Total net borrowings		461,735		516,399		288,859		149,800
		========		========		========		========

(ii)           Sensitivity analysis

At 31 March 2005, 2006, 2007 and 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the Tuas Group’s profit before tax by approximately S$Nil, S$Nil, S$17,000 and S$40,000 respectively.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis throughout the Relevant Period.

(b)           Credit risk

The Tuas Group’s credit risk is primarily attributable to trade and other receivables and derivative financial instruments entered into for hedging purposes. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

Credit risk is managed through screening and monitoring procedures. Trade receivables are due within 5 to 60 days from the date of billing. Cash and fixed deposits are placed with banks and financial institutions which are regulated. Transactions involving derivative financial instruments are allowed only with counterparts that are of high quality.

The Tuas Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry in which customers operate also has an influence on credit risk but to a lesser extent. At 31 March 2005, 2006, 2007 and 31 December 2007, the Tuas Group has a certain concentration of credit risk as 16%, 19%, 21% and 3% of the total trade and other receivables was due from the Tuas Group’s largest customer respectively and 28%, 24%, 26% and 11% of the total trade and other receivables was due from the Tuas Group’s five largest customer respectively.

The maximum exposure to credit risk without taken into account of any collateral held is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance. The Tuas Group does not provide any guarantees which would expose the Tuas Group or Tuas to credit risk.

Further quantitative disclosures in respect of the Tuas Group’s exposure to credit risk arising from trade and other receivables are set out in note 17.(c)Liquidity risk

Individual operating entities within the Tuas Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Tuas Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following table details the remaining contractual maturities at the balance sheet date of the Tuas Group’s and Tuas’s non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Tuas Group and Tuas can be required to pay:

The Tuas Group

	31 March 2005
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Bank loans	107,500	108,244	108,244	—	—	—
Fixed rate notes	397,136	480,975	18,000	18,000	444,975	—
Trade and other payables	142,178	142,178	142,178	—	—	—
Fuel contracts (net settled)	(49,548)	(49,548)	(44,875)	(4,634)	(39)	—

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

－－－－	－－－－	－－－－	－－－－	－－－－	－－－－
597,266	681,849	223,547	13,366	444,936	—
========	========	========	========	========	========

	31 March 2005
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	423,621	370,705	52,916	—	—
- inflow	(421,705)	(368,670)	(53,035)	—	—
	========	========	========	========	========

	31 March 2006
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Bank loans	156,000	156,485	156,485	—	—	—
Fixed rate notes	397,782	462,975	18,000	18,000	426,975	—
Trade and other payables	184,054	184,054	184,054	—	—	—
Fuel contracts (net settled)	(12,131)	(12,131)	(11,805)	(279)	(47)	—
				－－－－	－－－－	－－－－
	－－－－	－－－－	－－－－
	725,705	791,383	346,734	17,721	426,928	—
	========	========	========	========	========	========

	31 March 2006
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	380,539	366,799	11,180	2,560	—
- inflow	(377,345)	(363,639)	(11,126)	(2,580)	—
	========	========	========	========	========

	31 March 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Bank loans	27,000	27,045	27,045	—	—	—
Fixed rate notes	398,459	444,975	18,000	18,049	408,926	—
Loan from minority shareholder of a subsidiary	1,725	2,090	73	73	219	1,725
Trade and other payables	217,906	217,906	217,906	—	—	—
Fuel contracts (net settled)	(17,462)	(17,462)	(18,034)	572	—	—
				－－－－	－－－－	－－－－
	－－－－	－－－－	－－－－
	627,628	674,554	244,990	18,694	409,145	1,725
	========	========	========	========	========	========

	31 March 2007
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than¦ 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	438,833	391,783	39,495	7,555	—

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

- inflow	(433,036)	(386,186)	(39,116)	(7,734)	—
	========	========	========	========	========

	31 December 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Bank loans	2,000	2,001	2,001	—	—	—
Fixed rate notes	398,942	426,975	18,049	408,926	—	—
Loan from minority shareholder of a subsidiary	4,000	4,850	170	170	510	4,000
Trade and other payables	251,039	251,039	251,039	—	—	—
Fuel contracts (net settled)	(37,063)	(37,063)	(36,609)	(454)	—	—
				－－－－	－－－－	－－－－
	－－－－	－－－－－－	－－－－
	618,918	647,802	234,650	408,642	510	4,000
	========	========	========	========	========	========

	31 December 2007
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	296,989	279,444	15,769	1,776	—
- inflow	(291,087)	(273,857)	(15,469)	(1,761)	—
	========	========	========	========	========

Tuas

	31 March 2005
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Bank loans	70,000	70,694	70,694	—	—	—
Fixed rate notes	397,136	480,975	18,000	18,000	444,975	—
Trade and other payables	94,387	94,387	94,387	—	—	—
Fuel contracts (net settled)	(49,548)	(49,548)	(44,875)	(4,634)	(39)	—
				－－－－	－－－－－－－	－－－－
	－－－－	－－－－	－－－－
	511,975	596,508	138,206	13,366	444,936	—
	========	========	========	========	========	========

	31 March 2005
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	423,621	370,705	52,916	—	—
- inflow	(421,705)	(368,670)	(53,035)	—	—
	========	========	========	========	========

31 March 2006
Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

Bank loans	119,500	119,905	119,905	—	—	—
Fixed rate notes	397,782	462,975	18,000	18,000	426,975	—
Trade and other payables	127,321	127,321	127,321	—	—	—
Fuel contracts (net settled)	(12,131)	(12,131)	(11,805)	(279)	(47)	—
				－－－－	－－－－	－－－－
	－－－－	－－－－	－－－－
	632,472	698,070	253,421	17,721	426,928	—
	========	========	========	========	========	========

	31 March 2006
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	380,539	366,799	11,180	2,560	—
- inflow	(377,345)	(363,639)	(11,126)	(2,580)	—
	========	========	========	========	========

	31 March 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Fixed rate notes	398,459	444,975	18,000	18,049	408,926	—
Trade and other payables	144,711	144,711	144,711	—	—	—
Fuel contracts (net settled)	(17,462)	(17,462)	(18,034)	572	—	—
				－－－－	－－－－	－－－－
	－－－－	－－－－	－－－－
	525,708	572,224	144,677	18,621	408,926	—
	========	========	========	========	========	========

	31 March 2007
	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	438,833	391,783	39,495	7,555	—
- inflow	(433,036)	(386,186)	(39,116)	(7,734)	—
	========	========	========	========	========

	31 December 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Fixed rate notes	398,942	426,975	18,049	408,926	—	—
Trade and other payables	172,044	172,044	172,044	—	—	—
Fuel contracts (net settled)	(37,063)	(37,063)	(36,609)	(454)	—	—
				－－－－	－－－－	－－－－
	－－－－	－－－－	－－－－
	533,923	561,956	153,484	408,472	—	—
	========	========	========	========	========	========

31 December 2007
Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	S$’000	S$’000	S$’000	S$’000	S$’000

Derivative settled gross:
Forward foreign currency contracts
- outflow	296,989	279,444	15,769	1,776	—
- inflow	(291,087)	(273,857)	(15,469)	(1,761)	—
	========	========	========	========	========

(d)          Currency risk

(i)           Forecast transactions

The Tuas Group is exposed to currency risk primarily through purchases of fuel and equipment that are denominated in United States dollars (“US dollars”) and Japanese Yen (“Yen”). Depreciation or appreciation of US dollars and Yen against the Singapore dollars will affect the Tuas Group’s financial position and results of operation.

At any point in time the Tuas Group hedges majority of its estimated foreign currency exposure in respect of committed future purchases and majority of its estimated foreign currency exposure in respect of highly probable forecast purchases. The Tuas Group uses forward exchange contracts to hedge its currency risk and classified these as cash flow hedges. The majority of the forward exchange contracts have maturities of less than one year after each of the balance sheet date.

At 31 March 2005, 2006 and 2007 and 31 December 2007, the Tuas Group and Tuas had forward exchange contracts hedging forecast transactions with a net fair value of S$(2,930,000), S$(4,735,000), S$(7,891,000) and S$(6,143,000) respectively, recognised as derivative financial instruments.

(ii)           Exposure to currency risk

The following table details the Tuas Group’s and Tuas’s exposure at the balance sheet dates to currency risk arising from recognised assets or liabilities denominated in US dollars and Yen of the entity to which they relate:

The Tuas Group

	31 March			31 December
	2005	2006	2007	2007
	US$’000	US$’000	US$’000	US$’000

Trade and other receivables	4,548	6,352	4,573	27,382
Cash and cash equivalents	3,387	1,046	633	10,045
Trade and other payables	(25,746)	(55,773)	(59,229)	(92,419)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	(17,811)	(48,375)	(54,023)	(54,992)
	=============	=============	=============	=============

	31 March			31 December
	2005	2006	2007	2007
	Yen’000	Yen’000	Yen’000	Yen’000

Cash and cash equivalents	246,523	116,897	89,767	165,605
Trade and other payables	(1,745,360)	(844,879)	(2,032,219)	(1,897,020)
	－－－－－	－－－－－	－－－－－	－－－－－

	(1,498,837)	(727,982)	(1,942,452)	(1,731,415)
	==========	==========	==========	==========

Tuas

	31 March			31 December
	2005	2006	2007	2007
	US$’000	US$’000	US$’000	US$’000

Trade and other receivables	4,548	6,352	4,573	27,360
Cash and cash equivalents	3,386	1,045	633	10,045
Trade and other payables	(25,746)	(55,773)	(59,229)	(92,025)
	－－－－－	－－－－－	－－－－－	－－－－－

	(17,812)	(48,376)	(54,023)	(54,620)
	==========	==========	==========	==========

31 March			31 December
2005	2006	2007	2007
Yen’000	Yen’000	Yen’000	Yen’000

Cash and cash equivalents	246,523	116,897	89,767	165,605
Trade and other payables	(1,745,360)	(844,879)	(2,032,219)	(1,897,020)
	－－－－－	－－－－－	－－－－－	－－－－－

	(1,498,837)	(727,982)	(1,942,452)	(1,731,415)
	==========	==========	==========	==========

The Tuas Group has no significant exposure to currency risk during the Relevant Period as majority of the risk exposure has been hedged.

(e)           Fuel price risk

The Tuas Group requires fuel for the generation of electricity. Fluctuations of fuel prices can affect the Tuas Group’s financial position and results of operation.

The Tuas Group mainly uses fuel swaps to hedge its exposure to fuel price risks.

At 31 March 2005, 2006 and 2007 and 31 December 2007, the Tuas Group and Tuas had fuel contracts with a net fair value of S$49,548,000, S$12,131,000, S$17,462,000 and S$37,063,000 respectively, recognised as derivative financial instruments.

(f)           Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 March 2005, 2006 and 2007 and 31 December 2007, except as follows:

The Tuas Group and Tuas

	31 March			31 December
	2005	2006	2007	2007
	S$’000	S$’000	S$’000	S$’000

Fixed rate notes	421,560	406,807	410,173	405,760
	==========	==========	==========	==========

(g)           Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments set out in note 28(f) above.

(i)           Derivatives

Forward foreign exchange contracts and fuel contracts are marked to market using quoted price.

(ii)           Fixed rate notes

The fair value is estimated by using the average of market prices of similar instruments at the balance sheet date.

29           Accounting estimates and judgements

The Tuas Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Financial Information. The Tuas Group bases the assumptions and estimates on historical experience and on various other assumptions that the Tuas Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Financial Information. The significant accounting policies are set forth in note 2. The Tuas Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the Financial Information.

(a)           Impairment for non-current assets

If circumstances indicate that the net book value of a non-current asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of non-current assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Tuas Group’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs. The Tuas Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

(b)           Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Tuas Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation charge to be recorded during any reporting period. The useful lives are based on the Tuas Group’s historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation charge for future periods is adjusted if there are significant changes from previous estimates.

(c)           Impairment for doubtful debts

The Tuas Group estimates impairment losses for doubtful debts resulting from the inability of the customers to make the required payments. The Tuas Group bases the estimates on the ageing of the trade debtor balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)           Net realisable value of inventories

The Tuas Group recognises write-down on inventories based on an assessment of the net realisable value of the inventories. Write-down is applied to the inventories where events or changes in circumstances indicate that the net realisable value is less than cost. The determination of net realisable value requires the use of judgement and estimates. Where the expectation is different from the original estimates, such difference will impact carrying value of the inventories and write-down on inventories charged to profit or loss in the period in which such estimate has been changed.

(e)           Income taxes

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The Tuas Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation. The final tax assessment may be different from the initial recognition of the taxes. Differences, if any, will impact the income tax and deferred tax provisions in the period in which such final assessment is made.

30           Immediate and ultimate controlling party

At 31 December 2007, the directors of Tuas consider the immediate parent and ultimate controlling party of the Tuas Group to be Temasek, which is incorporated in the Republic of Singapore. Temasek does not produce financial statements available for public use.

Pursuant to a share transfer agreement (the “Agreement’) entered into between Temasek and China Huaneng Group dated 14 March 2008, China Huaneng Group acquired 100% equity interest in the Tuas Group from Temasek. The Agreement was completed on 24 March 2008 and SinoSing Power Pte. Ltd., a wholly owned subsidiary of China Huaneng Group, and China Huaneng Group became the immediate parent and the ultimate controlling party of the Tuas Group.

31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the period beginning on 1 April 2007

Up to the date of issue of these Financial Information, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the period beginning on 1 April 2007 and which have not been adopted in these Financial Information.

The Tuas Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application, but is not yet in a position to state whether these amendments, new standards and interpretations would have a significant impact on its results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements in the period of initial application:

Effective for accounting periods beginning on r after

IFRSs

IFRS 8	Operating Segments	1 January 2009
Revised IAS 1	Presentation of Financial Statements	1 January 2009
Revised IAS 23	Borrowing Costs	1 January 2009

IFRIC Interpretations

IFRIC 12	Service Concession Arrangements	1 January 2008
IFRIC 13	Customer Loyalty Programmes	1 July 2008
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 January 2008

32           Transition to IFRSs

In accordance with the statutory requirements in Singapore, the Tuas Group prepared its financial statements in accordance with SFRSs.

In preparing the Financial Information, the Tuas Group has started from an opening balance sheet as at 1 April 2004 and made those changes in accounting policies and other restatements required by IFRSs. This note explains the principal adjustments made by the Tuas Group in restating its

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

SFRSs balance sheet as at 1 April 2004 and its previously published SFRSs financial statements for the year ended 31 March 2005. No significant adjustments have been identified for the financial statements subsequent to 31 March 2005 as the SFRSs effective during those periods are materially consistent with the IFRSs.

The significant accounting policies are described in note 2 to the Financial Information.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

The Tuas Group reconciliation of equity as at 1 April 2004

	SFRSs	Adjustments	IFRSs
	S$’000	S$’000 (notes)	S$’000

Non-current assets
Fixed assets
- Property, plant and equipment	1,436,432	(67,281)	1,369,151
- Interests in leasehold land held for own use under operating leases	—	67,281	67,281
	－－－－	－－－－	－－－－
	1,436,432	—	1,436,432
Club membership	189	—	189
Prepayments	37,784	—	37,784
Deferred tax assets	25,789	(1,478)	24,311
	－－－－	－－－－	－－－－

	1,500,194	(1,478)	1,498,716

Current assets
Inventories	90,236	—	90,236
Trade and other receivables	123,021	—	123,021
Prepayments	241	—	241
Derivative financial instruments	—	13,765	13,765
Cash and cash equivalents	33,364	—	33,364
	－－－－	－－－－	－－－－

	246,862	13,765	260,627

Current liabilities
Trade and other payables	166,180	—	166,180
Derivative financial instruments	—	4,677	4,677
Interest-bearing borrowings	160,000	—	160,000
Current taxation	646	—	646
	－－－－	－－－－	－－－－

	326,826	4,677	331,503

Net current liabilities	(79,964)	9,088	(70,876)

Total assets less current liabilities	1,420,230	7,610	1,427,840

Non-current liabilities
Interest-bearing borrowings	396,535	—	396,535
Deferred tax liabilities	522	—	522
	－－－－	－－－－	－－－－
	397,057	—	397,057

NET ASSETS	1,023,173	7,610	1,030,783
	========	========	========
CAPITAL AND RESERVES
Share capital	1,178,050	—	1,178,050
Reserves	(154,877)	7,610	(147,267)
	－－－－	－－－－	－－－－
TOTAL EQUITY	1,023,173	7,610	1,030,783
	========	========	========

The Tuas Group reconciliation of equity as at 31 March 2005

	SFRSs	Adjustments	IFRSs
	S$’000	S$’000 (notes)	S$’000

Non-current assets
Fixed assets
- Property, plant and equipment	1,259,879	(49,607)	1,210,272
- Interests in leasehold land held for own use under operating leases	—	49,607	49,607
	－－－－	－－－－	－－－－
	1,259,879	—	1,259,879
Club membership	189	—	189
Prepayments	37,543	—	37,543
Deferred tax assets	46,169	(9,323)	36,846

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

	－－－－	－－－－	－－－－
	1,343,780	(9,323)	1,334,457

Current assets
Inventories	59,038	—	59,038
Trade and other receivables	147,567	—	147,567
Prepayments	210	—	210
Derivative financial instruments	—	50,132	50,132
Cash and cash equivalents	15,523	—	15,523
	－－－－	－－－－	－－－－
	222,338	50,132	272,470

Current liabilities
Trade and other payables	142,178	—	142,178
Derivative financial instruments	—	3,514	3,514
Interest-bearing borrowings	107,500	—	107,500
Current taxation	646	—	646
	－－－－	－－－－	－－－－
	250,324	3,514	253,838

Net current (liabilities)/assets	(27,986)	46,618	18,632

Total assets less current liabilities	1,315,794	37,295	1,353,089

Non-current liabilities
Interest-bearing borrowings	397,136	—	397,136
Deferred tax liabilities	281	—	281
	－－－－	－－－－	－－－－
	397,417	—	397,417

NET ASSETS	918,377	37,295	955,672
	========	========	========

CAPITAL AND RESERVES
Share capital	1,178,050	—	1,178,050
Reserves	(259,673)	37,295	(222,378)
	－－－－	－－－－	－－－－
TOTAL EQUITY	918,377	37,295	955,672
	========	========	========

The Tuas Group reconciliation of income statement for the year ended 31 March 2005

	SFRSs	Adjustments	IFRSs
	S$’000	S$’000 (notes)	S$’000

Turnover	1,361,523	—	1,361,523
Other income	3,546	—	3,546
Fuel costs	(533,201)	—	(533,201)
Purchase of electricity	(579,839)	—	(579,839)
Deprecation and amortisation	(63,593)	—	(63,593)
Operating and maintenance costs	(18,261)	—	(18,261)
Staff costs	(18,134)	—	(18,134)
Property taxes	(8,511)	—	(8,511)
Impairment loss on fixed assets	(216,000)	—	(216,000)
Write-down of inventories	(25,000)	—	(25,000)
Gain on derivative financial instruments	—	710	710
Finance costs	(21,295)	—	(21,295)
Other operating expenses, net	(6,652)	—	(6,652)
	－－－－	－－－－	－－－－
Loss before taxation	(125,417)	710	(124,707)
Income tax	20,621	—	20,621
	－－－－	－－－－	－－－－
Loss for the year	(104,796)	710	(104,086)
	========	========	========

Notes:

(a)
Under IFRS, interests in leasehold land held for own use is classified as a prepaid operating lease under IAS 17, Leases, and not included as part of property, plant and equipment. Accordingly, the amount has been reclassified from property, plant and equipment and shown separately on the balance sheet.

APPENDIX II	FINANCIAL INFORMATION OF TUAS GROUP

(b)
In accordance with IAS 39, Financial Instruments: Recognition and Measurement, all derivative financial instruments entered into by the Tuas Group are stated at fair value. Changes in fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any other changes in fair value of the derivatives are recognised in profit or loss.

The Tuas Group has adopted Singapore Financial Reporting Standard 39 (“SFRS 39”), Financial Instruments: Recognition and Measurement, in its SFRSs financial statements on 1 April 2005. SFRS 39 is materially consistent with IAS 39. Under the transitional provisions of SFRS 39, the standard has been adopted prospectively by adjusting the opening balance sheet at 1 April 2005. For the purpose of preparing the Financial Information, the Tuas Group has recognised the derivative financial instruments in accordance with IAS 39 at 1 April 2004 and restated the income statement for the year ended 31 March 2005.

C           Subsequent Financial Statements

No audited financial statements have been prepared by the Tuas Group, Tuas or any of the companies comprising the Tuas Group in respect of any period subsequent to 31 December 2007.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Yours faithfully, KPMG Hong Kong Certified Public Accountants
1.           FINANCIAL SUMMARY

Set out below is a summary of the audited financial information of the Company and its subsidiaries for the three years ended 31 December 2007 extracted from the relevant annual reports of the Company.

Consolidated Income Statements
(Prepared in accordance with International Financial Reporting Standards)

	For the year ended 31 December
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Operating revenue	49,767,849	44,301,403	40,190,004
Sales tax	(139,772)	(148,057)	(113,475)
Operating expenses
Fuel	(27,790,310)	(22,608,151)	(21,202,952)
Maintenance	(1,534,016)	(1,306,888)	(1,165,374)
Depreciation	(7,225,964)	(6,719,158)	(6,167,692)
Labor	(2,786,109)	(2,886,767)	(2,487,098)
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(140,771)	(141,102)
Others	(2,228,596)	(1,933,200)	(1,903,345)
	－－－－－	－－－－－	－－－－－
Total operating expenses	(41,705,766)	(35,594,935)	(33,067,563)
	－－－－－	－－－－－	－－－－－
Profit from operations	7,922,311	8,558,411	7,008,966
	－－－－－	－－－－－	－－－－－
Interest income	53,527	51,910	53,685
Interest expense	(2,132,122)	(1,591,033)	(1,426,609)
Exchange gain and bank charges, net	204,134	67,819	248,533
	－－－－－	－－－－－	－－－－－
Total financial expenses, net	(1,874,461)	(1,471,304)	(1,124,391)
	－－－－－	－－－－－	－－－－－
Share of profits of associates	586,323	790,629	644,376
Investment income, net	127,281	128,614	60,872
Gain/(Loss) on disposals of investments	545,230	(19)	—
Other income, net	12,617	10,442	2,385
	－－－－－	－－－－－	－－－－－
Profit before income tax expense	7,319,301	8,016,773	6,592,208
Income tax expense	(838,270)	(1,127,699)	(1,044,297)
	－－－－－	－－－－－	－－－－－
Profit for the year	6,481,031	6,889,074	5,547,911
	==========	==========	==========
Attributable to:
Equity holders of the Company	6,161,127	6,071,154	4,871,794
Minority interests	319,904	817,920	676,117
	－－－－－	－－－－－	－－－－－
	6,481,031	6,889,074	5,547,911
	==========	==========	==========
Dividends paid	3,375,507	3,013,846	3,022,096
	==========	==========	==========
Proposed dividend	3,616,615	3,375,507	3,013,846
	==========	==========	==========
Proposed dividend per share (expressed in RMB per share)	0.30	0.28	0.25
	==========	==========	==========
Earnings per share for profit attributable to the equity holders

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

of the Company during the year (expressed in RMB per share)
- Basic	0.51	0.50	0.40
	=========	=========	=========
- Diluted	0.51	0.50	0.40
	=========	=========	=========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Consolidated Balance Sheets
(Prepared in accordance with International Financial Reporting Standards)

	As at 31 December
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

ASSETS
Non-current assets
Property, plant and equipment, net	90,125,919	90,444,225	78,997,297
Investments in associates	8,731,490	5,418,213	4,593,984
Investments in subsidiaries	—	—	—
Available-for-sale investments	3,462,158	1,458,759	1,033,225
Land use rights	2,269,208	2,013,480	1,679,765
Deferred income tax assets	211,654	98,429	64,075
Goodwill	555,266	671,796	671,796
Other non-current assets	389,375	269,404	336,379
	－－－－－	－－－－－	－－－－－
Total non-current assets	105,745,070	100,374,306	87,376,521
	－－－－－	－－－－－	－－－－－

Current assets
Inventories, net	2,319,290	2,121,489	2,311,357
Other receivables and assets, net	822,131	615,488	855,952
Accounts receivable, net	7,876,318	7,315,683	6,022,426
Financial assets at fair value through profit or loss	—	100,180	—
Due from HIPDC	—	—	21,847
Due from subsidiaries	—	—	—
Due from other related parties	560	621	—
Restricted cash	220,495	203,863	201,276
Temporary cash investment	—	—	2,652
Cash and cash equivalents	7,312,265	3,207,192	2,647,665
	－－－－－	－－－－－	－－－－－
Total current assets	18,551,059	13,564,516	12,063,175
	－－－－－	－－－－－	－－－－－
Total assets	124,296,129	113,938,822	99,439,696
	==========	==========	==========
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Domestic shares, par value of RMB1.00 each, in form of legal person shares	—	—	8,500,000
A shares, par value of RMB1.00 each	9,000,000	9,000,000	500,000
Overseas listed foreign shares, par value of RMB1.00 each	3,055,383	3,055,383	3,055,383
Additional paid-in capital	8,988,973	8,988,973	8,988,107
Dedicated capital	6,096,100	5,454,467	4,899,429
Fair value gains from available-for-sale investment, net of tax	1,674,449	998,825	636,964
Retained earnings
Proposed dividend	3,616,615	3,375,507	3,013,846
Others	14,497,060	12,584,354	10,443,745
	－－－－－	－－－－－	－－－－－
	46,928,580	43,457,509	40,037,474
Minority interests	5,151,062	7,151,183	6,106,713
	－－－－－	－－－－－	－－－－－
Total equity	52,079,642	50,608,692	46,144,187
	－－－－－	－－－－－	－－－－－

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Non-current liabilities
Long-term loans from Huaneng Group	2,800,000	2,800,000	2,800,000
Long-term bank loans	30,548,338	32,065,840	25,711,255
Other long-term loans	90,309	232,779	351,009
Long-term bonds	5,885,615	—	—
Deferred income tax liabilities	1,092,545	1,078,897	1,157,775
Other non-current liabilities	423,119	309,930	168,328
	－－－－－	－－－－－	－－－－－
Total non-current liabilities	40,839,926	36,487,446	30,188,367
	－－－－－	－－－－－	－－－－－

Current liabilities
Accounts payable and other liabilities	8,849,363	8,221,787	6,905,240
Taxes payables	955,334	1,191,783	1,131,284
Dividends payable	12,150	—	—
Due to Huaneng Group	190	44,592	50,720
Due to HIPDC	80,140	79,730	53,230
Due to subsidiaries	—	—	—
Due to associates	8,254	83,512	—
Due to other related parties	303,122	65,795	29,620
Salary and welfare payables	213,403	584,043	251,949
Short-term bonds	5,064,690	5,077,577	4,938,250
Short-term loans	11,670,400	8,161,910	6,580,870
Current portion of long-term bank loans	4,183,391	3,140,393	2,653,339
Current portion of other long-term loans	36,124	191,562	512,640
	－－－－－	－－－－－	－－－－－
Total current liabilities	31,376,561	26,842,684	23,107,142
	－－－－－	－－－－－	－－－－－
Total equity and liabilities	124,296,129	113,938,822	99,439,696
	==========	==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

2.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE Company and its subsidiaries FOR THE YEAR ENDED 31 DECEMBER 2007

The following are the audited consolidated financial statements of the Company and its subsidiaries extracted from the annual report of the Company for the year ended 31 December 2007.

Consolidated Income Statement
For The Year Ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

		For the year ended 31 December
	Note	2007	2006
		RMB’000	RMB’000

Operating revenue		49,767,849	44,301,403
Sales tax		(139,772)	(148,057)
Operating expenses
Fuel		(27,790,310)	(22,608,151)
Maintenance		(1,534,016)	(1,306,888)
Depreciation		(7,225,964)	(6,719,158)
Labor		(2,786,109)	(2,886,767)
Service fees on transmission and transformer facilities of HIPDC	7(b)	(140,771)	(140,771)
Others		(2,228,596)	(1,933,200)
		－－－－－	－－－－－
Total operating expenses		(41,705,766)	(35,594,935)
		－－－－－	－－－－－
Profit from operations		7,922,311	8,558,411
		－－－－－	－－－－－
Interest income		53,527	51,910
Interest expense		(2,132,122)	(1,591,033)
Exchange gain and bank charges, net		204,134	67,819
		－－－－－	－－－－－
Total financial expenses, net		(1,874,461)	(1,471,304)
		－－－－－	－－－－－
Share of profits of associates	11	586,323	790,629
Investment income, net		127,281	128,614
Gain/(Loss) on disposals of investments	6 & 13	545,230	(19)
Other income, net	5	12,617	10,442
		－－－－－	－－－－－
Profit before income tax expense	6	7,319,301	8,016,773
Income tax expense	32	(838,270)	(1,127,699)
		－－－－－	－－－－－
Profit for the year		6,481,031	6,889,074
		==========	==========
Attributable to:
Equity holders of the Company		6,161,127	6,071,154
Minority interests		319,904	817,920
		－－－－－	－－－－－
		6,481,031	6,889,074
		==========	==========
Dividends paid		3,375,507	3,013,846
		==========	==========
Proposed dividend	21	3,616,615	3,375,507
		==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Proposed dividend per share (expressed in RMB per share)	21	0.30	0.28
		=========	=========
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)
- Basic	33	0.51	0.50
		=========	=========
- Diluted	33	0.51	0.50
		=========	=========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Consolidated Balance Sheet
As At 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

		As at 31 December
	Note	2007	2006
		RMB’000	RMB’000

ASSETS
Non-current assets
Property, plant and equipment, net	10	90,125,919	90,444,225
Investments in associates	11	8,731,490	5,418,213
Investments in subsidiaries	12	—	—
Available-for-sale investments	13	3,462,158	1,458,759
Land use rights	14	2,269,208	2,013,480
Deferred income tax assets	29	211,654	98,429
Goodwill	15	555,266	671,796
Other non-current assets		389,375	269,404
		－－－－－	－－－－－
Total non-current assets		105,745,070	100,374,306
		－－－－－	－－－－－

Current assets
Inventories, net	16	2,319,290	2,121,489
Other receivables and assets, net	17	822,131	615,488
Accounts receivable, net	18	7,876,318	7,315,683
Financial assets at fair value through profit or loss		—	100,180
Due from subsidiaries	7(a)(iv) & 17	—	—
Due from other related parties	7(a)(iv) & 17	560	621
Restricted cash		220,495	203,863
Cash and cash equivalents	34(a)	7,312,265	3,207,192
		－－－－－	－－－－－
Total current assets		18,551,059	13,564,516
		－－－－－	－－－－－
Total assets		124,296,129	113,938,822
		==========	==========

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
A shares, par value of RMB1.00 each	19	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	19	3,055,383	3,055,383
Additional paid-in capital		8,988,973	8,988,973
Dedicated capital	20	6,096,100	5,454,467
Fair value gains from available-for-sale investment, net of tax	13 & 29	1,674,449	998,825
Retained earnings
Proposed dividend	21	3,616,615	3,375,507
Others		14,497,060	12,584,354
		－－－－－	－－－－－
		46,928,580	43,457,509
Minority interests		5,151,062	7,151,183
		－－－－－	－－－－－
Total equity		52,079,642	50,608,692
		－－－－－	－－－－－

Non-current liabilities

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Long-term loans from Huaneng Group	22	2,800,000	2,800,000
Long-term bank loans	22	30,548,338	32,065,840
Other long-term loans	22	90,309	232,779
Long-term bonds	23	5,885,615	—
Deferred income tax liabilities	29	1,092,545	1,078,897
Other non-current liabilities	24	423,119	309,930
		－－－－－	－－－－－
Total non-current liabilities		40,839,926	36,487,446
		－－－－－	－－－－－

Current liabilities
Accounts payable and other liabilities	25	8,849,363	8,221,787
Taxes payables	26	955,334	1,191,783
Dividends payable		12,150	—
Due to Huaneng Group	7(a)(iv)	190	44,592
Due to HIPDC	7(a)(iv)	80,140	79,730
Due to subsidiaries	7(a)(iv)	—	—
Due to associates	7(a)(v)	8,254	83,512
Due to other related parties	7(a)(iv)	303,122	65,795
Salary and welfare payables		213,403	584,043
Short-term bonds	27	5,064,690	5,077,577
Short-term loans	28	11,670,400	8,161,910
Current portion of long-term bank loans	22	4,183,391	3,140,393
Current portion of other long-term loans	22	36,124	191,562
		－－－－－	－－－－－
Total current liabilities		31,376,561	26,842,684
		－－－－－	－－－－－
Total equity and liabilities		124,296,129	113,938,822
		==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Consolidated Statement of Changes In Equity
For The Year Ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

	Attributable to equity holders of the Company							Minority interests	Total equity
	Share capital	Additional paid-in capital	Dedicated capital			Available- for-sale investment revaluation reserve	Retained earnings
			Statutory and discretionary surplus reserve funds	Statutory public welfare fund	Sub-total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as at 1 January 2006	12,055,383	8,988,107	2,682,424	2,217,005	4,899,429	636,964	13,457,591	6,106,713	46,144,187
Changes in equity for the year ended 31 December 2006
Fair value gains from available-for-sale investment — gross (Note 13)	—	—	—	—	—	425,769	—	—	425,769
Fair value gains from available-for-sale investment — tax (Note 29)	—	—	—	—	—	(63,908)	—	—	(63,908)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net income recognized directly in equity	—	—	—	—	—	361,861	—	—	361,861
Profit for the year ended 31 December 2006	—	—	—	—	—	—	6,071,154	817,920	6,889,074
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Total recognized income and expense for the year	—	—	—	—	—	361,861	6,071,154	817,920	7,250,935
Net capital injection from minority shareholders of subsidiaries	—	—	—	—	—	—	—	588,201	588,201
Dividends waived by a shareholder of a subsidiary	—	866	—	—	—	—	—	495	1,361
Dividends relating to 2005	—	—	—	—	—	—	(3,013,846)	(362,146)	(3,375,992)
Transfer from statutory public welfare fund to statutory surplus reserve fund	—	—	2,217,005	(2,217,005)	—	—	—	—	—
Transfer to dedicated capital (Note 20)	—	—	555,038	—	555,038	—	(555,038)	—	—
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Balance as at 31 December 2006	12,055,383	8,988,973	5,454,467	—	5,454,467	998,825	15,959,861	7,151,183	50,608,692
	==========	==========	==========	==========	==========	==========	==========	==========	==========
Balance as at 1 January 2007	12,055,383	8,988,973	5,454,467	—	5,454,467	998,825	15,959,861	7,151,183	50,608,692
Changes in equity for the year ended 31 December 2007
Fair value gains from available-for-sale investment — gross (Note 13)	—	—	—	—	—	1,607,251	—	—	1,607,251
Fair value gains from available-for-sale investment — tax (Note 29)	—	—	—	—	—	(483,366)	—	—	(483,366)
Reversal of deferred income tax	—	—	—	—	—	79,105	—	—	79,105
Disposals of available-for-sale investment	—	—	—	—	—	(527,366)	—	—	(527,366)

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net income recognized directly in equity	—	—	—	—	—	675,624	—	—	675,624
Profit for the year ended 31 December 2007	—	—	—	—	—	—	6,161,127	319,904	6,481,031
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Total recognized income and expense for the year	—	—	—	—	—	675,624	6,161,127	319,904	7,156,655
Deemed disposal of a subsidiary (Note 11)	—	—	—	—	—	—	—	(2,216,278)	(2,216,278)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	225,718	225,718
Net capital injection from minority shareholders of subsidiaries	—	—	—	—	—	—	—	116,890	116,890
Dividends relating to 2006	—	—	—	—	—	—	(3,375,507)	(446,355)	(3,821,862)
Transfer to dedicated capital (Note 20)	—	—	631,806	—	631,806	—	(631,806)	—	—
Others	—	—	9,827	—	9,827	—	—	—	9,827
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Balance as at 31 December 2007	12,055,383	8,988,973	6,096,100	—	6,096,100	1,674,449	18,113,675	5,151,062	52,079,642
	==========	==========	==========	==========	==========	========	==========	==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Consolidated Statement of Cash Flows
For The Year Ended 31 Deccember 2007
(Prepared in accordance with International Financial Reporting Standards)

		For the year ended 31 December
	Note	2007	2006
		RMB’000	RMB’000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense		7,319,301	8,016,773
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation		7,229,108	6,721,684
Provision for impairment loss on property, plant and equipment		7,044	11,920
Amortization of land use rights		46,447	42,484
Amortization of other non-current assets		17,813	15,719
Amortization of housing loss		38,059	38,810
Amortization of bonds issuance expense		17,403	19,052
Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost		—	(24,758)
Gain on deemed disposal of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)		(17,864)	—
Gain on disposal of available-for-sale investment		(527,366)	—
Reversal of provision for doubtful accounts		(1,466)	(4,853)
(Reversal of)/Provision for inventory obsolescence		(6,615)	1,808
Investment income, net		(127,281)	(128,595)
(Gain)/Loss on disposals or write-off of property, plant and equipment, net		(238,037)	100,018
Unrealized exchange gain, net		(236,093)	(116,028)
Share of profits of associates		(586,323)	(790,629)
Interest income		(53,527)	(51,910)
Interest expense		2,132,122	1,591,033
Changes in working capital:
Inventories		(190,332)	188,060
Other receivables and assets		(201,721)	(106,505)
Accounts receivable		(1,498,184)	(883,033)
Due from other related parties		61	(621)
Restricted cash		(13,520)	(2,587)
Other non-current liabilities		251,761	183,003
Accounts payable and other liabilities		31,610	39,378
Taxes payable		(40,650)	151,412
Due to Huaneng Group		—	(6,128)
Due to HIPDC		410	26,500
Due to associates		(75,258)	83,512
Due to other related parties		239,008	36,176
Salary and welfare payables		(270,994)	189,641
Others		(31,073)	1,790
Interest paid		(2,722,935)	(2,507,354)
Interest received		52,825	53,444
Income tax paid		(1,192,133)	(1,394,503)
		－－－－－	－－－－－
Net cash provided by operating activities		9,351,600	11,494,713
		－－－－－	－－－－－

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(14,223,310)	(15,998,575)
Proceeds from disposals of property, plant and equipment, net		270,131	32,180
Prepayments of land use rights		(216,752)	(250,627)
Prepayments of territorial waters use right		(152,409)	—

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Increase in other non-current assets		(6,247)	(8,973)
Decrease in temporary cash investment		—	2,652
Cash dividend received		518,934	482,609
Capital injections in associates		(1,654,000)	(174,918)
Purchases of financial assets at fair value through profit or loss		(370,189)	—
Cash paid for acquiring available-for-sale investments		(449,457)	—
Proceeds from trading of available-for-sale investment		603,411	—
Cash consideration paid for acquisitions		(485,750)	—
Cash from acquisition of a subsidiary	34(c)	259,924	—
Cash outflow upon deemed disposal of Sichuan Hydropower	34(d)	(322,176)	—
Others		(29,465)	110
		－－－－－	－－－－－
Net cash used in investing activities		(16,257,355)	(15,915,542)
		－－－－－	－－－－－

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term bonds issuance expense paid		(20,000)	(20,000)
Issuance of short-term bonds		5,000,000	5,000,000
Repayments of short-term bonds		(5,000,000)	(4,862,200)
Drawdown of short-term loans		23,898,505	14,458,700
Repayments of short-term loans		(19,771,700)	(13,215,850)
Drawdown of long-term bank loans		8,186,176	9,982,982
Repayments of long-term bank loans		(3,282,102)	(3,010,623)
Drawdown of other long-term loans		—	40,000
Repayments of other long-term loans		(210,873)	(472,154)
Long-term bonds issuance expense paid		(96,356)	—
Issuance of long-term bonds		6,000,000	—
Net capital injection from minority shareholders of the subsidiaries		116,890	588,708
Dividends paid to shareholders of the Company		(3,375,507)	(3,013,846)
Dividends paid to minority shareholders of the subsidiaries		(434,205)	(495,361)
		－－－－－	－－－－－
Net cash provided by financing activities		11,010,828	4,980,356
		－－－－－	－－－－－
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,105,073	559,527
Cash and cash equivalents as at beginning of the year		3,207,192	2,647,665
		－－－－－	－－－－－
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34(a)	7,312,265	3,207,192
		==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Notes to the Financial Statements
For The Year Ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

1.           COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both companies are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2.           PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)           Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment and financial assets at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying accounting policies of the Company and its subsidiaries. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

During 2007, a significant portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as at 31 December 2007, the Company and its subsidiaries have a negative working capital balance of approximately RMB12.8 billion (2006: RMB13.3 billion). The Company and its subsidiaries have unsecured undrawn available banking facilities amounting to approximately RMB18.70 billion (2006: RMB25.61 billion), and will refinance and / or restructure certain short-term loans into long-term loans and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these financial statements on a going concern basis.

The following new standard, amendment to standard and interpretation are mandatory for financial year with annual period beginning on or after 1 January 2007 and relevant to the Company and its subsidiaries.

˙
IFRS 7, Financial Instruments: Disclosures and a complementary amendment to International Accounting Standard (“IAS”) 1, Presentation of Financial statements — Capital Disclosures. IFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces IAS 30, Disclosures in the Financial statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under IFRS. The amendment to IAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, the Company and its subsidiaries considered there was no significant impact from adopting IFRS 7 and the amendment to IAS 1 on the financial statements of the Company and its subsidiaries.

˙
International Financial Reporting Interpretation Committee Interpretation (“IFRIC Interpretation”) 10, Interim Financial Reporting and Impairment. This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. The Company and its subsidiaries considered there will be no significant impact from adopting IFRIC Interpretation 10 on the financial statements of the Company and its subsidiaries.

(b)           Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(i)           Subsidiaries

Subsidiaries are all entities over which the Company and its subsidiaries have the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company and its subsidiaries controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company and its subsidiaries. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company and its subsidiaries (including acquisitions from common control shareholders). The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the Company and its subsidiaries on the identifiable net assets acquired is recorded as goodwill (Note 2(e)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company and its subsidiaries.

In the balance sheet of the Company, the investments in subsidiaries are stated at costs less provision for impairment losses (Note 2(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)           Transactions with minority interests

The Company and its subsidiaries apply a policy of treating transactions with minority interests as transactions with parties external to the Company and its subsidiaries. Disposals to minority interests result in gains and losses for the Company and its subsidiaries that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the value of net assets of the subsidiaries.

(iii)           Associates

Associates are all entities over which the Company and its subsidiaries have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The investments in associates of the Company and its subsidiaries include goodwill (net of any accumulated impairment loss) identified on acquisition (Note 2(e)).

The shares of the Company and its subsidiaries on post-acquisition profits or losses of associates are recognized in the income statement and their shares of post-acquisition movements in reserves are recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the share of the Company and its subsidiaries on losses in an associate equals or exceeds their interest in the associate, including any other unsecured receivables, the Company and its subsidiaries do not recognize further losses, unless they have incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its subsidiaries and their associates are eliminated to the extent of the interest of the Company and its subsidiaries in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company and its subsidiaries.

Dilution gains and losses in associates are recognized in the income statement.

In the balance sheet of the Company, the investments in associates are stated at costs less provision for impairment losses (Note 2(f)). The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(c)           Foreign currency translation

(i)           Functional and presentation currency

Items included in the financial statements of each entity of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Renminbi (“RMB”), which is the functional and presentation currency of the Company.

(ii)           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(d)           Property, plant and equipment, net

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment loss. Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Construction-in-progress (“CIP”) represents property, plant and equipment under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

	2007	2006

Dam	N/A	45 - 55 years
Buildings	15 - 35 years	8 - 55 years
Electric utility plant in service	7 - 35 years	4 - 40 years

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Transportation facilities	6 - 15 years	5 - 27 years
Others	4 - 18 years	2.5 - 18 years

* The change of the above range was due to the conversion of Sichuan Hydropower from subsidiary to associate.

The residual values, useful lives and depreciation method of the assets are reviewed, and adjusted if appropriate, at each financial year-end.

The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable amount (Note 2(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts and are recognized within ‘operating expenses — others’ in the income statement.

(e)           Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the Company and its subsidiaries on the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill on acquisitions of associates is included in ‘investments in associates’ and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less any accumulated impairment loss. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing (Note 15). The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The Company and its subsidiaries allocate goodwill to CGUs or groups of CGUs in the region in which they operate.

(f)           Impairment of investment in subsidiaries, associates and non-financial assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(g)           Financial assets

The Company and its subsidiaries classify their financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)           Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are primarily classified as ‘accounts receivable, net’, ‘other receivables and assets, net’, ‘other non-current assets’ and ‘cash and cash equivalents’ in the balance sheets.

(iii)           Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the management of the Company and its subsidiaries has the positive intention and ability to hold to maturity. If the Company and its subsidiaries were to sell other than an insignificant amount of held-to-maturity investments, the whole category would be reclassified as available-for-sale. Held-to-maturity investments are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

(iv)           Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognized on trade-date — the date on which the Company and its subsidiaries commit to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction cost are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company and its subsidiaries have transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized costs using the effective interest method.

Changes in the fair value of investments classified as available-for-sale are recognized in equity. Gains or loss arising from changes in the fair value of the “financial asset at fair value through profit or loss” category are presented in the income statement within ‘investment income, net’ in the period in which they arise.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

        When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘Gain / (Loss) on disposals of investments’. Dividends on available-for-sale equity instruments are recognized in the income statement as part of ‘investment income, net’ when the right of the Company and its subsidiaries to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company and its subsidiaries establish fair value by using valuation techniques. These include the use of discounted cash flow analysis and option pricing model, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Company and its subsidiaries assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any accumulated impairment loss on that financial asset previously recognized in the income statement — is removed from equity and recognized in the income statement. Impairment loss recognized in the income statement on equity instrument is not reversed through the income statement. The impairment loss of held-to-maturity investments is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets’ original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of such an asset shall be reduced either directly or through use of an allowance account while the amount of such losses shall be recognized in the income statement. Impairment testing of receivables is described in Note 2(i).

(h)           Inventories

Inventories consist of fuel, materials and supplies. They are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes direct material cost and transportation expenses incurred in bringing the inventories to the working locations. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(i)           Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts. A provision for doubtful accounts of receivable is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statement within ‘operating expenses — others’. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses — others’ in the income statement.

(j)           Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

(k)           Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(l)           Accounts and other payables

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(m)           Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n)           Taxation

(i)           Value-added tax (“VAT”)

Under the relevant PRC tax laws, the Company and its subsidiaries are subject to VAT. The Company and its subsidiaries are subject to output VAT levied at 17% of the operating revenue. The input VAT can be used to offset the output VAT levied on operating revenue to determine the net VAT payable. Because VAT is a tax on the customer and the Company and its subsidiaries collect such tax from the customers and pay such tax to the suppliers on behalf of the tax authority, the VAT has not been included in operating revenue or operating expenses.

(ii)           Current and deferred income tax

The statutory income tax is assessed on an individual entity basis, based on each of their results of operations. The commencement dates of

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

the tax holiday period of each power plant are individually determined.

The income tax charges are based on assessable profit for the year and after considering deferred taxation.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax and 3% of local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by State Tax Bureau, a lower tax rate would be applied. Effective from 1 January 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The Company applied this rule to all of its fully owned operating power plants after obtaining the approval of State Tax Bureau.

Certain power plants are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most of five years), followed by a 50% reduction of the applicable tax rate for the next three years (“tax holiday”).

In March 2007, the PRC government promulgated the Corporate Income Tax Law (the “CIT Law”) which will be effective from 1 January 2008. The CIT Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the “FIE and FE tax laws”) and Provisional Regulations of the People’s Republic of China on Enterprise Income Tax (collectively referred to as the “existing tax laws”) will be abolished simultaneously. Currently, the power plants of the Company and its subsidiaries applied the tax rates under the existing tax laws in deriving the current income tax expense. The CIT Law has provided a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using income tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(o)           Employee benefits

(i)           Pension obligations

The Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(ii)           Termination benefits

Termination benefits are payable when employment is terminated by the Company and its subsidiaries before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company and its subsidiaries recognize termination benefits when it is demonstrably committed to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

(p)           Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company and its subsidiaries will comply with all attached conditions.

Government grants relating to costs are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(q)           Revenue and income recognition

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)           Operating revenue

Operating revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT and after taking into account amounts received in advance). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective regional or provincial grid companies.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

(ii)           Management service income

The Company provides management services to certain power plants owned by Huaneng Group and HIPDC. The Company recognizes the service income as other income when service is rendered in accordance with the management service agreement.

(iii)           Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv)           Dividend income

Dividend income is recognized when the right to receive payment is established.

(r)           Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(s)           Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets (including in property, plant and equipment) are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(t)           Financial guarantee contracts

(i)           Classification

The Company issues financial guarantee contracts that transfer significant insurance risk.

Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments.

(ii)           Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. In performing these tests, current best estimates of future contractual cash flows and related administrative expenses are used. Any deficiency is immediately charged to income statement and by subsequently establishing a provision for losses arising from liability adequacy test.

(u)           Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the financial statements of the Company and its subsidiaries in the period in which the dividends are approved by the shareholders of the Company and its subsidiaries.

(v)           Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(w)           Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

Certain new standards, amendments to existing standards have been published that are mandatory for the accounting periods of the Company and its subsidiaries beginning on or after 1 January 2009 or later periods but which the Company and its subsidiaries have not early adopted. These are summarized as follows:

˙
IAS 1, Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009), replaces IAS 1 (revised in 2003) as amended in 2005 and establishes the amendments to the presentation of information in the financial statements. It requires the presentation of recognized income and expense in a statement of comprehensive income or in a statement of profit or loss together with a statement of comprehensive income, separately from owner changes in equity. All other non-owner changes in equity and related current and deferred income tax should also be presented separately from the owner changes in equity. IAS 1 also requires, as a minimum, the presentation of three statements of financial position (balance sheet) in a complete set of financial statements whenever there is a prior period adjustment or a reclassification of items in the financial statements — as at the end of the current period, the end of the comparative period and the beginning of the comparative period. Dividends recognized as distributions to owners and related per-share amounts should be presented on the face of the statement of changes in equity or in the notes and not on the face of the statement of comprehensive income or the face of the income statement. The Company and its subsidiaries will apply IAS 1 in its financial statements for the period commencing from 1 January 2009. Management does not expect any material impact from adopting IAS 1 on the financial statements of the Company and its subsidiaries.

˙
IAS 23, Borrowing costs (effective for annual periods beginning on or after 1 January 2009). It supersedes IAS 23 revised in 1993 and requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sales) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company and its subsidiaries will apply IAS 23 from 1 January 2009. As the Company and its subsidiaries used to adopt the capitalization treatment under existing IAS 23, management considered there is no material impact from adopting IAS 23 on the financial statements of the Company and its subsidiaries.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

˙
IAS 27, Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009). It replaces IAS 27 (revised in 2003) and establishes the amendments to the presentation, accounting treatment and disclosure requirement related to the consolidated financial statements. IAS 27 requires the total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. Gain or loss is recognized in the income statement when an entity loses control of a subsidiary. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Company and its subsidiaries will apply IAS 27 in its financial statements from 1 January 2010. The expected impact on the accounting policies is still being assessed by the Company and its subsidiaries.

˙
IFRS 3, Business combinations (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July, 2009). IFRS 3 supersedes IFRS 3 as issued in 2004 and clarifies the accounting for business combination in details. This IFRS provides a revised approach of deriving goodwill which non-controlling interest can be measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets before including in the computation of goodwill. It also stipulated certain exceptions to recognition and measurement principles for certain acquisition items with corresponding subsequent accounting treatments. The Company and its subsidiaries will apply IFRS 3 in its financial statements from any acquisition effective after 31 December 2009. The expected impact on the accounting policies is still being assessed by the Company and its subsidiaries.

˙
IFRS 8, Operating segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 replaces IAS 14 and requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purpose. The Company and its subsidiaries will apply IFRS 8 from 1 January 2009. The Company and its subsidiaries considered there is no material impact from adopting IFRS 8 on the financial statements of the Company and its subsidiaries.

3.           FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)           Financial risk management

Risk management, including the management on the financial risks, is carried out under the instruction of the Strategy Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication for the information collected periodically.

(i)               Market risk

(1)        Foreign exchange risk

Foreign exchange risk primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. Related exposures are disclosed in Note 22 to the financial statement.

At 31 December 2007, if RMB had weakened/strengthened by 5% (2006: 5%) against US$ and 3% (2006: 3%) against € with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB174 million (2006: RMB227 million) and RMB20 million (2006: RMB20 million) lower/higher respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

(2)        Price risk

The Company and its subsidiaries are exposed to equity security price risk because of investments held by the Company and its subsidiaries and classified on the balance sheets either as available-for-sale or at fair value through profit or loss. The exposure of such a risk is presented on the balance sheets.

Detailed information relating to the available-for-sale investments is disclosed in Note 13. Being a strategic investment in nature, the Company has a director in the Board of the investee and exercises influence in safeguarding the interest. The Company and its subsidiaries also closely monitor the pricing trends in the open market in determining their long-term strategic stakeholding decisions.

(3)        Cash flow and fair value interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from loans and bonds. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk while bonds and loans issued/borrowed at fixed rates expose the Company and its subsidiaries to fair value interest rate risk. The exposures of these risks are disclosed separately in Notes 22 and 23 to the financial statements. The Company will enter into interest rate swap agreements with banks when considered appropriate to hedge against cash flow interest rate risk.

At 31 December 2007, if interest rates on RMB-denominated borrowings had been 50 basis points (2006: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB198 million (2006: RMB315 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

(ii)           Credit risk

Credit risk arises from cash and cash equivalents, credit exposures to customers and outstanding receivables. The maximum exposures of cash and cash equivalents, accounts and other receivable are disclosed in Notes 34, 17 and 18 to the financial statements, respectively.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

A significant portion of cash and cash equivalents of the Company and its subsidiaries is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director in the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these cash equivalents are disclosed in Note 7 to the financial statements.

Most of the power plants of the Company and its subsidiaries sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. Related concentrations are disclosed in Note 37 to the financial statements. The Company and its subsidiaries communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements. The Company and its subsidiaries do not hold any collateral as securities.

(iii)           Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents (Note 34) available as at each month end in meeting its liabilities.

The Company and its subsidiaries maintained flexibility in funding by cash generated by their operating activities and availability of committed credit facilities (Note 34).

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds are disclosed in Notes 22 and 23.

(b)           Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale investments) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company and its subsidiaries use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques, such as option pricing model and estimated discounted cash flows, are used to determine fair value for warrants, long-term loans and long-term bonds.

The carrying value less impairment provision of accounts receivable, accounts payable, other receivables and assets, other liabilities and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans including current maturities and long-term bonds was approximately RMB37.22 billion and approximately RMB5.89 billion as at 31 December 2007 (2006: RMB38.16 billion and nil) respectively. The aggregate book value of these liabilities was approximately RMB37.66 billion and RMB5.89 billion as at 31 December 2007 (2006: RMB38.43 billion and nil) respectively.

(c)           Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in consolidated balance sheet. During 2007, the strategy of the Company and its subsidiaries remained unchanged from 2006. The debt ratio of the Company and its subsidiaries as at 31 December 2007 was 58.10% (2006: 55.58%).

(d)           Insurance risk management

The Company and its subsidiaries issue contracts that transfer significant insurance risk.

The risk relates to the financial guarantees provided to banks by the Company on the borrowings of an associate. The risk under any one financial guarantee contract is the possibility that the insured event (default of a specified debtor) occurs and the uncertainty of the amount of the resulting claims. By the nature of a financial guarantee contract, this risk is predictable.

Experience shows credit risks from the specified debtor are relatively remote. The Company maintain a close watch on the financial position and liquidity of the associate for which financial guarantees have been granted in order to mitigate such risks (Note 2(t)(ii)). The Company take all reasonable steps to ensure that they have appropriate information regarding any claim exposures.

4.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)           Estimated impairment of goodwill

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

The Company and its subsidiaries test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(e). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of goodwill.

(b)           Useful lives of property, plant and equipment

The management of the Company and its subsidiaries determine the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on projected wear and tear incurred during power generation. It could change significantly as a result of technical innovations on power generators. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

(c)           Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with Note 2(f), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

5.           OTHER INCOME, NET

Net other income represented the management service fee income net of relevant expenses. Pursuant to a management service agreement entered into with Huaneng Group and HIPDC, the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee.

6.           PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Interest expense on bank loans:
— wholly repayable within five years	1,854,879	1,327,990
— not wholly repayable within five years	567,464	833,739
Interest expense on long-term loans from Huaneng Group:
— not wholly repayable within five years	137,942	140,194
Interest expense on other long-term loans:
— wholly repayable within five years	14,945	40,483
Interest expense on long-term bonds	7,030	—
Interest expense on short-term bonds	163,951	140,275
	－－－－－	－－－－－
Total interest expense	2,746,211	2,482,681
Less: amounts capitalized in property, plant and equipment	(614,089)	(891,648)
	－－－－－	－－－－－
	2,132,122	1,591,033
Change in fair value on financial instruments:
— Financial assets at fair value through profit and loss	(87,132)	(100,180)
Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost	—	(24,758)
Gain on deemed disposal of Sichuan Hydropower (Note 11)	(17,864)	—
Auditors’ remuneration	34,688	48,315
(Gain)/Loss on disposals or write-off of property, plant and equipment, net	(238,037)	100,018
Operating leases:
— Property, plant and equipment	34,366	33,724
— Land use rights	40,819	41,090
Depreciation of property, plant and equipment	7,229,108	6,721,684
Impairment loss of property, plant and equipment	7,044	11,920
Amortization of land use rights	46,447	42,484
Amortization of other non-current assets	17,813	15,719
Cost of inventories consumed	28,330,667	23,034,903
Reversal of provision for doubtful accounts	(1,466)	(4,853)
Bad debts recovery	(5,318)	(35,035)
(Reversal of)/Provision for inventory obsolescence	(6,615)	1,808
Staff costs:
— Wages and staff welfare	1,754,490	1,936,908

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

— Retirement benefits (Note 8)	528,728	503,592
— Termination benefits	17,661	—
— Housing fund (Note 31)	196,348	198,212
— Social insurance and others	288,882	248,054
	==========	==========

7.           RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Service Co., Ltd. (“Huaneng Capital Service”)	A subsidiary of Huaneng Group
Greatwall Securities Co., Ltd. (“Greatwall Securities”)	A subsidiary of Huaneng Group
Qufushengcheng Heat-Power Company Ltd. (“Qufushengcheng Heat-Power Company”)	A subsidiary of Huaneng Group
Zhalainuoer Coal Mining Company Ltd. (“Zhalainuoer Coal”)	A subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company
China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	An associate of the Company
Chongqing Huaneng Shifen Company Limited (“Shifen Company”)	An associate of a subsidiary
State-owned enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also considered as related parties of the Company and its subsidiaries.

 The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

(a)           Related party balances

(i)
As at 31 December 2007, current deposits of approximately RMB4,942 million (2006: RMB2,247 million) were placed with Huaneng Finance, a non-bank PRC financial institution, which bore interest that ranged from 0.72% to 1.53% (2006: from 0.72% to 1.62%) per annum.

(ii)	As described in Note 22, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group.

(iii)
As at 31 December 2007, short-term loans amounting to approximately RMB2,292 million (2006: RMB2,535 million) were borrowed from Huaneng Finance, which bore interest that ranged from 4.20% to 6.56% (2006: from 3.80% to 5.51%) per annum.

(iv)
As at 31 December 2007 and 2006, balances with Huaneng Group, HIPDC, subsidiaries and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2007 and 2006, no provision is made on receivable balances from these parties.

(v)
As at 31 December 2007, balances with associates are unsecured, non-interest bearing and repayable within one year. As at 31 December 2006, including in the balances with associates, a balance with an associate amounted to approximately RMB77 million is unsecured, interest bearing at 5.265% per annum and repayable within one year. All the remaining balances are unsecured, non-interest bearing and repayable within one year.

(vi)	Included in the balance sheets, the balances with state-owned enterprises are as follows:

As at 31 December
2007	2006
RMB million	RMB million

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Receivables and other assets, net	8,465	7,262
Cash at banks	2,335	856
Borrowings	37,787	33,650
Accounts payable and other liabilities	4,346	2,822

Except for cash at banks and borrowings stated above, all the balances of assets and liabilities with state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year. As at 31 December 2007, provision of approximately RMB51 million (2006: RMB51 million) has been made on receivable balances.

Terms of the long-term loans, short-term loans and cash at banks are described in Notes 22, 28 and 34(a), which have no material difference with the terms with third parties.

(b)           Related party transactions

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Huaneng Group
Management service fee income for management services rendered to certain power plants	41,785	39,099
Less: related expenses	(30,266)	(29,708)
	－－－－－	－－－－－
Management service fee income, net	11,519	9,391
Acquisition of 20% equity interest in Huaneng Finance	—	(126,000)
Acquisition of 5% additional equity interest in Henan Qinbei Power Limited Company (“Qinbei Power Company”)	(65,750)	—
Interest expense on long-term loans	(137,942)	(139,946)
Net income for substituted power arrangement to a branch of Huaneng Group	6,245	—

HIPDC
Management service fee income for management services rendered to certain power plants	3,981	4,378
Less: related expenses	(2,884)	(3,327)
	－－－－－	－－－－－
Management service fee income, net	1,097	1,051
Service fee expenses on transmission and transformer facilities	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,334)	(1,334)
Rental charge on office building	(26,000)	(26,000)
Acquisition of Huaneng Nanjing Jinling Power Generation Co., Ltd. (“Jinling Power Company”) (Note)	(420,000)	—

Huaneng Finance
Discounting of notes receivable	354,517	114,150
Discounting charges	(4,673)	(1,086)
Drawdown of short-term loans	2,247,700	3,374,700
Drawdown of long-term loans	—	40,000
Issuance of short-term bonds	—	900,000
Interest on short-term and long-term loans	(138,292)	(128,414)

Huaneng Capital Service
Issuance of short-term bonds	—	250,000

Greatwall Securities
Issuance of short-term bonds	—	300,000

China Huaneng International Trade Economics Corporation (“CHITEC”)*
Purchase of coal from CHITEC	—	(139,972)
Purchase of equipment from CHITEC	—	(34,055)

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee occurred for transportation	(2,907,428)	(735,081)
Purchase of equipment from HEC and its subsidiaries	(247,764)	—
Hebei Huaneng Jingyuan Coal Company Limited (“Huaneng Jingyuan”)*
Purchase of coal from Huaneng Jingyuan	—	(49,159)

Shifen Company
Purchase of lime from Shifen Company	(63,506)	(47,235)

Huaneng Xinrui Controlled Technology Co., Ltd. (“Huaneng Xinrui”)*
Technical services and industry-specific technological project contracting services	—	(9,425)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services	(139,234)	(94,723)

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Qufushengcheng Heat-Power Company
Net income for substituted power arrangement	23,065	—

Zhalainuoer Coal
Purchase of coal from Zhalainuoer Coal	(8,562)	—

*
In 2007, as CHITEC (including Huaneng Jingyuan, a subsidiary of CHITEC) and Huaneng Xinrui merged with HEC and Xi’an Thermal and became subsidiaries of HEC and Xi’an Thermal, respectively, the transactions with the entities above are presented under “HEC and its subsidiaries” and “Xi’an Thermal and its subsidiaries” respectively.

Note:
In December 2007, the Company acquired 60% equity interest in Jinling Power Company from HIPDC using cash at RMB420 million. Goodwill of RMB1.34 million arose from this acquisition as a result of the expectation of high profitability and synergy of this acquired business. This acquisition has no material impact on the financial results of the Company and its subsidiaries as this transaction became effective close to the end of 2007. Please refer to Note 34(c) for details of related assets and liabilities acquired.

Transactions with state-owned enterprises

	For the year ended 31 December
	2007	2006
	RMB million	RMB million

Sales of electricity	49,628	44,646
Purchases of fuel	(17,888)	(12,499)
Acquisition of property, plant and equipment	(5,331)	(7,568)
Subcontracting labor for construction and renovation	(2,092)	(3,621)
Issuance of short-term bonds	5,000	3,550
Drawdown of short-term loans	18,299	9,033
Drawdown of long-term bank loans	8,136	9,453
Interest expense of loans and bonds to banks and other financial institutions	(1,905)	(1,797)
	========	========

(c)           Guarantees

	As at 31 December
	2007	2006
	RMB’000	RMB’000

(i) Short-term loan guaranteed by state-owned banks	1,000,000	1,000,000
(ii) Long-term loans guaranteed by
— Huaneng Group	1,462,140	6,249,089
— HIPDC	2,041,783	2,693,280
— State-owned enterprises	100,000	353,250
(iii) Certain long-term bank loans of Rizhao Power Company guaranteed by the Company	(86,063)	(123,250)
(iv) Purchase settlements guaranteed by a state-owned bank	—	80,000
(v) Long-term bonds guaranteed by state-owned banks	6,000,000	—

(d)           Key management personnel compensation

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Salaries and other short-term employee benefits	6,930	5,670
Post-employment benefits	1,529	1,616
	－－－－	－－－－
Total	8,459	7,286
	========	========

8.           RETIREMENT PLAN AND POST-RETIREMENT BENEFITS

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan at a specified rate, currently set at 18% to 22% (2006: 18% to 22%), of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2007 were approximately RMB281 million (2006: RMB278 million).

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to three times the employees’ contributions, such amount is payable from the approved salary budget. The employees will receive the total contributions upon their retirement. The contributions paid by the Company

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

and its subsidiaries for the year ended 31 December 2007 totaled approximately RMB257 million (2006: RMB238 million).

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the above annual contributions made.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

9.           DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’ EMOLUMENTS

(a)           Directors’ and supervisors’ emoluments

The remuneration of every director and supervisor of the Company for the year ended 31 December 2007 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer’s contributions to pension schemes	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Name of director
Mr. Li Xiaopeng	—	—	—	—	—
Mr. Huang Yongda	—	—	—	—	—
Mr. Huang Long	—	—	—	—	—
Mr. Na Xizhi	—	222	627	197	1,046
Mr. Wu Dawei	—	124	544	123	791
Mr. Shan Qunying	40	—	—	—	40
Mr. Ding Shida	40	—	—	—	40
Mr. Xu Zujian	40	—	—	—	40
Mr. Liu Shuyuan	40	—	—	—	40
Mr. Qian Zhongwei	60	—	—	—	60
Mr. Xia Donglin	60	—	—	—	60
Mr. Liu Jipeng	60	—	—	—	60
Mr. Wu Yusheng	60	—	—	—	60
Mr. Yu Ning	60	—	—	—	60
	－－－－	－－－－	－－－－	－－－－	－－－－
Sub-total	460	346	1,171	320	2,297
	－－－－	－－－－	－－－－	－－－－	－－－－

Name of supervisor
Mr. Guo Junming	—	—	—	—	—
Ms. Yu Ying	40	—	—	—	40
Mr. Gu Jianguo	40	—	—	—	40
Mr. Shen Zongmin	40	—	—	—	40
Ms. Zou Cui	—	126	458	138	722
Mr. Wang Zhaobin	—	125	457	134	716
	－－－－	－－－－	－－－－	－－－－	－－－－
Sub-total	120	251	915	272	1,558
	－－－－	－－－－	－－－－	－－－－	－－－－
Total	580	597	2,086	592	3,855
	========	========	========	========	========

The remuneration of every director and supervisor of the Company for the year ended 31 December 2006 is set out below:

	Fees	Basic salaries and allowances	Discretionary bonuses	Employer’s contributions to pension schemes	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Name of director
Mr. Li Xiaopeng	—	—	—	—	—
Mr. Huang Yongda	—	—	—	—	—
Mr. Wang Xiaosong[1]	—	—	—	—	—
Mr. Huang Long	—	150	350	166	666
Mr. Na Xizhi	—	225	310	173	708
Mr. Wu Dawei	—	21	121	21	163
Mr. Shan Qunying	40	—	—	—	40
Mr. Ding Shida	40	—	—	—	40
Mr. Xu Zujian	40	—	—	—	40
Mr. Liu Shuyuan	40	—	—	—	40
Mr. Qian Zhongwei	60	—	—	—	60
Mr. Xia Donglin	60	—	—	—	60
Mr. Liu Jipeng	60	—	—	—	60
Mr. Wu Yusheng	60	—	—	—	60
Mr. Yu Ning	60	—	—	—	60
	－－－－	－－－－	－－－－	－－－－	－－－－
Sub-total	460	396	781	360	1,997

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

	－－－－	－－－－	－－－－	－－－－	－－－－

Name of supervisor
Mr. Guo Junming[2]	—	—	—	—	—
Ms. Yu Ying	40	—	—	—	40
Mr. Gu Jianguo	40	—	—	—	40
Mr. Shen Zongmin	40	—	—	—	40
Ms. Zou Cui	—	128	398	152	678
Mr. Wang Zhaobin	—	126	382	139	647
	－－－－	－－－－	－－－－	－－－－	－－－－
Sub-total	120	254	780	291	1,445
	－－－－	－－－－	－－－－	－－－－	－－－－
Total	580	650	1,561	651	3,442
	========	========	========	========	========

      1    Mr. Wang Xiaosong resigned from the capacity of director on 7 March 2006.

      2    Appointed on 18 January 2006.

During the year, no option was granted to the directors or the supervisors (2006: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2006: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2006 and 2007.

(b)           Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one (2006: one) director whose emoluments is reflected in the analysis presented above. The emoluments payable to the remaining four (2006: four) individuals during the year are as follows:

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Basic salaries and allowances	536	551
Discretionary bonuses	2,406	1,776
Employer’s contributions to pension schemes	657	702
	－－－－	－－－－
	3,599	3,029
	========	========

The emoluments fell within the following bands:

	Number of individuals
	For the year ended 31 December
	2007	2006

Emolument bands (in RMB)
RMBnil-RMB1,000,000	4	5
RMB1,000,001-RMB1,500,000	1	—
	－－－－	－－－－
	5	5
	========	========

10.           PROPERTY, PLANT AND EQUIPMENT, NET

	Dam	Buildings	Electric utility plant in service	Transportation facilities	Others	Construction- in-progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2006
Cost	2,565,853	2,168,543	80,113,023	223,816	3,910,861	20,280,986	109,263,082
Accumulated depreciation	(74,187)	(467,445)	(28,605,598)	(83,064)	(1,005,411)	—	(30,235,705)
Accumulated impairment loss	—	—	(30,080)	—	—	—	(30,080)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Net book value	2,491,666	1,701,098	51,477,345	140,752	2,905,450	20,280,986	78,997,297
	==========	==========	==========	==========	==========	==========	==========
Year ended 31 December 2006
Beginning of the year	2,491,666	1,701,098	51,477,345	140,752	2,905,450	20,280,986	78,997,297
Reclassification	—	(84,198)	1,748,053	(1,167)	(1,662,688)	—	—
Addition	—	8,295	21,886	39	98,117	18,306,849	18,435,186
Transfer from CIP	987,317	50,504	24,967,179	276	84,012	(26,089,288)	—
Disposals/Write-off	—	(16,284)	(225,963)	(59)	(5,936)	—	(248,242)
Depreciation charge	(95,558)	(97,878)	(6,270,573)	(15,932)	(248,155)	—	(6,728,096)
Impairment charge	—	—	(42,000)	—	—	—	(42,000)
Reversal of impairment charge	—	—	30,080	—	—	—	30,080
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
End of the year	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225
	==========	==========	==========	==========	==========	==========	==========
As at 31 December 2006
Cost	3,553,170	2,053,942	106,111,993	224,007	2,386,701	12,498,547	126,828,360
Accumulated depreciation	(169,745)	(492,405)	(34,363,986)	(100,098)	(1,215,901)	—	(36,342,135)
Accumulated impairment loss	—	—	(42,000)	—	—	—	(42,000)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net book value	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225
	==========	==========	==========	==========	==========	==========	==========
Year ended 31 December 2007
Beginning of the year	3,383,425	1,561,537	71,706,007	123,909	1,170,800	12,498,547	90,444,225
Reclassification	—	131,973	(188,275)	(19,800)	76,102	—	—
Acquisition	—	98,889	1,816,102	—	23,165	635,171	2,573,327
Additions	—	16,395	30,494	—	105,875	15,386,036	15,538,800
Transfer from CIP	—	314,883	13,070,043	5,565	211,436	(13,601,927)	—
Disposals/Write-off	—	(6,613)	(243,984)	—	(14,759)	—	(265,356)
Depreciation charge	—	(98,590)	(6,896,759)	(15,409)	(233,825)	—	(7,244,583)
Impairment charge	—	—	(7,044)	—	—	—	(7,044)
Deemed disposal of a subsidiary (Notes 11 & 34(d))	(3,383,425)	(354,363)	(4,909,687)	—	(201,361)	(2,064,614)	(10,913,450)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
End of the year	—	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919
	==========	==========	==========	==========	==========	==========	==========
As at 31 December 2007
Cost	—	2,234,479	114,342,118	206,956	2,452,285	12,853,213	132,089,051
Accumulated depreciation	—	(570,368)	(39,965,221)	(112,691)	(1,314,852)	—	(41,963,132)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
Net book value	—	1,664,111	74,376,897	94,265	1,137,433	12,853,213	90,125,919
	==========	==========	==========	==========	==========	==========	==========
Interest expense of approximately RMB614 million (2006: RMB892 million) arising on borrowings for the construction of power plants were capitalized during the year and are included in ‘Additions’ in property plant and equipment. A capitalization rate of approximately 5.30% (2006: 5.25%) per annum was used.

In 2006, there were impairment losses of certain property, plant and equipment in Huaneng Shantou Power Plant amounting to RMB42 million. The recoverable amount is determined based on fair value less costs to sell based on the bidding price and the valuation performed by an independent valuer. In 2007, an additional provision of RMB7.04 million is made based on the cost over fair value less costs to sell based on the contracts signed. By the end of 2007, the whole impairment charge amounting to RMB49.04 million was reversed upon the disposal of related property, plant and equipment.

In 2005, there were impairment losses of certain property, plant and equipment amounting to RMB30 million in Huaneng Dandong Power Plant (“Dandong Power Plant”) due to the continued loss incurred in the operations. In 2006, as a result of changes in the local power market regulations, the tariff of Dandong Power Plant increased and this led to an increase in recoverable amount of related property, plant and equipment based on the value-in-use calculations as at year end. An impairment charge of RMB30 million recorded in 2005 was, thus, reversed in 2006. A discount rate of approximately 7.76% was applied.

11.           INVESTMENTS IN ASSOCIATES

	2007	2006
	RMB’000	RMB’000

Beginning of the year	5,418,213	4,593,984
Conversion of Sichuan Hydropower from subsidiary to associate ((a) and Note 34(d))	1,544,206	—
Additional investments in Huaneng Finance	134,000	487,676
Acquisition of equity interest in Shenzhen Energy Investment Co., Ltd. (“SEI”) (b)	1,520,000	—

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Share of other equity movement	7,255	157
Share of profit before income tax expense	768,318	896,186
Share of income tax expense	(181,995)	(105,557)
Dividends	(478,507)	(454,233)
	－－－－－	－－－－－
End of the year	8,731,490	5,418,213
	==========	==========

Investments in associates as at 31 December 2007 included goodwill of approximately RMB1,457 million (2006: RMB976 million).

Note:

(a)
In January 2007, Huaneng Group unilaterally injected capital into Sichuan Hydropower amounting to RMB615 million, which had therefore reduced the related equity interest holding of Sichuan Hydropower by the Company from 60% to 49%. From January 2007 onwards, Sichuan Hydropower became an associate of the Company and was accounted for using equity method in the consolidated financial statements instead of a full scope of consolidation.

(b)
In 2006, Shenzhen Energy Group Co., Ltd. (“SEG”) planned to restructure with its listed subsidiary — SEI. SEI issued new shares to SEG in acquiring most of the assets of SEG and SEG will be deregistered ultimately. In accordance with the resolutions of the board of directors and related signed agreement, the Company subscribed 200 million shares, and will take up a portion of shareholding of SEI from SEG upon the deregistration of the latter entity. The Company will directly hold 25.01% shareholding in SEI by then. As at 31 December 2007, the Company has paid RMB1.52 billion to subscribe 200 million shares, representing 9.08% shareholding of SEI. The Company considered the nature of the investment and classified this as an associate. The 200 million shares mentioned above are subject to a lock-up period of 3 years from the acquisition date. As there is no published price quotation for shares with such specific lock-up arrangement, there is no price information available for the disclosure purpose.

As at 31 December 2007, the investments in associates of the Company and its subsidiaries, all of which are unlisted except for SEI which is listed in the Shenzhen Stock Exchange, were as follows:

Name of associate	Country and date of incorporation	Percentage of equity interest held		Registered and fully paid capital	Principal activities
		Direct	Indirect

Rizhao Power Company	PRC 20 March 1996	34%	—	RMB1,245,587,900	Power generation
SEG	PRC 15 July 1985	25%	—	RMB955,555,556	Power generation
SEI	PRC 21 August 1993	9.08%	(Note (b))	RMB2,202,495,332	Power generation and investments holding
Hebei Hanfeng Power Generation Limited Liability Company	PRC 28 October 1996	40%	—	RMB1,975,000,000	Power generation
Shifen Company	PRC 5 November 1996	—	25%	RMB50,000,000	Lime production and sale
Huaneng Finance	PRC 21 May 1988	20%	—	RMB2,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group
Sichuan Hydropower	PRC 12 July 2004	49%	—	RMB800,000,000	Investments holding and hydropower projects development

The gross amounts of operating results, assets and liabilities (excluding goodwill) of the associates of the Company and its subsidiaries were as follows:

	2007	2006
	RMB’000	RMB’000

Assets	82,084,730	52,651,063
Liabilities	(53,434,823)	(31,138,182)
Operating revenue	17,339,522	14,204,353
Profit attributable to equity holders of associates	1,992,974	2,768,300
	==========	==========

12.           INVESTMENTS IN SUBSIDIARIES

As at 31 December 2007, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

Name of subsidiary	Country, date of incorporation and type of legal entity	Percentage of equity interest held	Registered and fully paid capital	Principal activities

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Huaneng Weihai Power Limited Liability Company	PRC 22 November 1993 Limited liability company	60%	RMB761,838,300	Power generation
Huaneng Huaiyin Power Generation Co. Ltd. (“Huaiyin Power Company”)	PRC 26 January 1995 Limited liability company	90%	RMB265,000,000	Power generation
Huaneng Huaiyin II Power Limited Company	PRC 22 June 2004 Limited liability company	63.64%	RMB774,000,000	Power generation
Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd.	PRC 19 June 1997 Limited liability company	75%	RMB632,840,000	Power generation
Huaneng Taicang Power Co., Ltd.	PRC 18 June 2004 Limited liability company	75%	RMB804,146,700	Power generation
Qinbei Power Company	PRC 26 December 2001 Limited liability company	60%	RMB810,000,000	Power generation
Huaneng Yushe Power Generation Co., Ltd.	PRC 29 November 1994 Limited liability company	60%	RMB615,760,000	Power generation
Huaneng Xindian Power Co., Ltd.	PRC 24 March 2004 Limited liability company	95%	RMB100,000,000	Power generation
Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC 16 December 2003 Limited liability company	55%	RMB1,055,000,000	Power generation
Huaneng Chongqing Luohuang Power Generation Limited Liability Company	PRC 16 December 2003 Limited liability company	60%	RMB1,658,310,000	Power generation
Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC 13 January 2005 Limited liability company	70%	RMB685,800,000	Power generation
Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC 6 November 1996 Limited liability company	65%	RMB924,050,000	Power generation
Huaneng International Power Fuel Limited Liability Company	PRC 17 December 2007 Limited liability company	100%	RMB200,000,000	Wholesale of coal
Jinling Power Company	PRC 2 February 2005 Limited liability company	60%	RMB582,000,000	Power generation

13.           AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments represent the 1.82% (2006: 1.82%) equity interest in China Yangtze Power Co., Ltd. (“Yangtze Power”) and the 10% (2006: N/A) equity interest in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”). Yangtze Power is a listed company and Jinxing Energy is unlisted, both are incorporated in the PRC. As at 31 December 2007, the Company held approximately 171.71 million shares of Yangtze Power (2006: approximately 149.31 million shares). The closing market price of Yangtze Power quoted in Shanghai Stock Exchange on the last trading day of 2007 was RMB19.49 (2006: RMB9.77) per share.

	2007	2006
	RMB’000	RMB’000

Beginning of the year	1,458,759	1,033,225
Investment in Jinxing Energy	115,599	—
Additions due to exercise of stock warrants	891,058	—
Disposals	(603,411)	—
Revaluation gains	1,600,153	425,534
	－－－－－	－－－－－
End of the year	3,462,158	1,458,759
	==========	==========

Gain on disposals of shares in Yangtze Power amounted to approximately RMB527 million (2006: nil). There were no impairment provisions on available-for-sale investments in 2007 and 2006.

14.           LAND USE RIGHTS

Details of land use rights are as follows:

As at 31 December
2007	2006
RMB’000	RMB’000

Outside Hong Kong, held on:

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Leases of between 10 to 50 years	2,242,026	1,977,738
Leases of over 50 years	27,182	35,742
	－－－－－	－－－－－
	2,269,208	2,013,480
	==========	==========

15.           GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

RMB’000

As at 1 January 2006
Cost	671,796
==========
As at 31 December 2006
Cost	671,796
==========
Movement in 2007:

Opening net book value	671,796
Acquisitions	13,703
Deemed disposal (Notes 11 & 34(d))	(24,287)
Transfer to investments in associates (Notes 11 & 34(d))	(105,946)
－－－－－
Closing net book value	555,266
==========
As at 31 December 2007
Cost	555,266
===========

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries identified according to their operations in different regions.

The carrying amounts of significant portion of goodwill allocated to individual CGUs are as follows:

	2007	2006
	RMB’000	RMB’000

Huaiyin Power Company	118,596	118,596
Yueyang Power Company	100,907	100,907
Pingliang Power Company	107,735	107,735

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. The Company expects cash flows beyond the three-year period will be similar to that of the third year based on existing production capacity.

Pre-tax discount rates used for value-in-use calculations:

Huaiyin Power Company	11.50%
Yueyang Power Company	9.31%
Pingliang Power Company	9.87%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located and fuel cost. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used are pre-tax and reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may or may not cause carrying amounts of individual CGUs to exceed their recoverable amounts.

Based on the assessments, no goodwill was impaired.

16.           INVENTORIES, NET

Inventories comprised:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Fuel (coal and oil) for power generation	1,324,226	1,241,838

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Material and supplies	1,025,211	926,191
	－－－－－	－－－－－
	2,349,437	2,168,029
Less: provision for inventory obsolescence	(30,147)	(46,540)
	－－－－－	－－－－－
	2,319,290	2,121,489
	==========	==========

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2007	2006
	RMB’000	RMB’000

Beginning of the year	(46,540)	(44,732)
Provision	(666)	(4,235)
Write-offs	9,778	—
Reversal	7,281	2,427
	－－－－－	－－－－－
End of the year	(30,147)	(46,540)
	==========	==========

17.           OTHER RECEIVABLES AND ASSETS, NET

Other receivables and assets comprised the following:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Prepayments for inventories	429,189	285,465
Prepayments to contractors	30,480	96,286
Other prepayments	113,857	19,655
	－－－－－	－－－－－
Total prepayments	573,526	401,406
	－－－－－	－－－－－
Receivable from Jiangsu Power
Grid Company for the construction of transmission facilities	53,353	53,310
Staff advances	8,756	10,377
Others	216,959	183,618
	－－－－－	－－－－－
	279,068	247,305
Less: provision for doubtful accounts	(30,463)	(33,223)
	－－－－－	－－－－－
Total other receivables, net	248,605	214,082
	－－－－－	－－－－－
Subtotal	822,131	615,488
Due from other related parties — prepayments	560	621
	－－－－－	－－－－－
Total	822,691	616,109
	==========	==========

Other receivables and assets do not contain significant impaired assets. Movements of provision for doubtful accounts during the years are analyzed as follows:

	2007	2006
	RMB’000	RMB’000

Beginning of the year	(33,223)	(33,223)
Provision	(33)	(3,732)
Reversal	1,499	3,474
Deemed disposal of a subsidiary	93	—
Write-off	1,201	258
	－－－－－	－－－－－
End of the year	(30,463)	(33,223)
	==========	==========

As at 31 December 2007, there was no indication of impairment relating to other receivables which were not past due and no provision was

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

made. Other receivables of RMB51 million (2006: RMB44 million) were past due but not impaired. These receivables were contracts bounded with repayment terms on demand. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Between 1 to 2 years	11,869	6,305
Between 2 to 3 years	4,318	2,100
Over 3 years	35,246	35,463
	－－－－	－－－－
	51,433	43,868
	========	========

As at 31 December 2007, other receivables of RMB35 million (2006: RMB35 million) were impaired. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these other receivables was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Between 1 to 2 years	4,783	2,228
Between 2 to 3 years	—	112
Over 3 years	30,617	32,386
	－－－－	－－－－
	35,400	34,726
	========	========

18.           ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised the following:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Accounts receivable	6,251,958	6,232,275
Notes receivable	1,674,933	1,133,981
	－－－－－	－－－－－
	7,926,891	7,366,256
Less: provision for doubtful accounts	(50,573)	(50,573)
	－－－－－	－－－－－
	7,876,318	7,315,683
	==========	==========

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made. The Company and its subsidiaries do not hold any collateral as security.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2007	2006
	RMB’000	RMB’000

Beginning of the year	(50,573)	(58,433)
Reversal	—	5,111
Write-off	—	2,749
	－－－－	－－－－
End of the year	(50,573)	(50,573)
	========	========

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Within 1 year	7,737,783	7,054,280
Between 1 to 2 years	3,959	114,121
Between 2 to 3 years	100	51,554
Over 3 years	185,049	146,301

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

－－－－	－－－－
7,926,891	7,366,256
========	========

As at 31 December 2007, the maturity period of the notes receivable ranged from 15 days to 28 months (2006: 1 month to 23 months).

As at 31 December 2007, accounts receivable of RMB51 million (2006: RMB52 million) were impaired. The amount of the provision was RMB51 million as at 31 December 2007 (2006: RMB51 million). This amount is mainly related to receivables of Yueyang Power Company. The Company had received the related guarantee payment from HIPDC. The ageing of these accounts receivable was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Between 2 to 3 years	—	51,554
Over 3 years	50,573	—
	－－－－	－－－－
	50,573	51,554
	========	========

As at 31 December 2007, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made. Accounts receivable of RMB202 million (2006: RMB275 million) were past due but not impaired. This amount is mainly related to a receivable from Yueyang Power Company and the management believes that these receivables can be recovered in the future period. HIPDC had provided guarantee to the Company on the Company’s share of such an account receivable balance of approximately RMB140 million when the Company acquired the subsidiary from HIPDC. The Company received the guarantee payment from HIPDC as at 31 December 2006. The ageing analysis of these accounts receivable was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

2 months to 1 year	63,226	14,521
Between 1 to 2 years	3,959	114,121
Between 2 to 3 years	100	—
Over 3 years	134,476	146,301
	－－－－	－－－－
	201,761	274,943
	========	========

19.           AUTHORIZED SHARE CAPITAL AND PAID-IN CAPITAL

	As at 31 December 2007	As at 31 December 2006
	RMB’000	RMB’000

A shares, par value of RMB1.00 each	9,000,000	9,000,000
Overseas listed foreign shares, par value of RMB1.00 each	3,055,383	3,055,383
	－－－－－	－－－－－
Total	12,055,383	12,055,383
	==========	==========

As at 31 December 2007, the authorized share capital of the Company was RMB12,055,383,440 (2006: RMB12,055,383,440), divided into 12,055,383,440 shares (2006: 12,055,383,440 shares) of RMB1.00 each (2006: RMB1.00 each).

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights.

20.           DEDICATED CAPITAL

The Board of Directors decided on an annual basis the percentages of profit attributable to equity holders of the Company, as determined under the PRC accounting standards, to be appropriated to the statutory surplus reserve fund and the discretionary surplus reserve fund. When the balance of the statutory surplus reserve fund reaches 50% of the Company’s share capital, any further appropriation will be discretionary. The statutory surplus reserve fund can be used to offset prior years’ losses or increase share capital, provided that the balance after such an issue is not less than 25% of registered capital. The discretionary surplus reserve fund can be provided and used in accordance with the resolutions of the directors and then approved by the shareholders.

In relation to the profit appropriation plan for the year ended 31 December 2007, the Board of Directors resolved on 25 March 2008 that to appropriate 10% (2006: 10%) of profit attributable to equity holders of the Company as determined under the PRC accounting standards to the statutory surplus reserve fund.

In accordance with the Articles of Association, earnings available for distribution by the Company will be based on the lower of the amounts

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

determined in accordance with (a) the PRC accounting standards and (b) IFRS. The amount of distributable profit resulting from the current year operation after appropriation to dedicated capital for the year ended 31 December 2007 was approximately RMB5.40 billion (2006: RMB5.00 billion). The cumulative balance of distributable profit as at 31 December 2007 was approximately RMB17.22 billion (2006: RMB15.30 billion).

21.           DIVIDENDS

On 25 March 2008, the Board of Directors proposed a cash dividend of RMB0.30 per share, totaling approximately RMB3,617 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2008.

On 22 May 2007, the shareholders approved the declaration of cash dividends of RMB0.28 per share, totaling approximately RMB3,376 million in their annual general meeting.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

22.           LONG-TERM LOANS

	As at 31 December 2007			As at 31 December 2006
	Original currency	Annual interest rate	Amount	Original currency	Annual interest rate	Amount
	’000		RMB’000	’000		RMB’000

Loans from Huaneng Group

Unsecured
RMB
- Fixed rate	2,800,000	4.32% - 5.67%	2,800,000	2,800,000	4.05% - 5.02%	2,800,000
			==========			==========

Bank loans

Secured
RMB
- Fixed rate	—		—	60,000	5.18% - 6.16%	60,000
			－－－－－			－－－－－
	－－－－－

Unsecured
RMB
- Fixed rate	30,684,366	3.60%-7.05%	30,684,366	30,035,770	3.60% - 6.84%	30,035,770

US$
- Fixed rate	417,630	5.95%-6.97%	3,050,616	513,549	5.95% - 6.97%	4,010,150
- Variable rate	47,455	5.15%-5.51%	346,639	53,782	4.13% - 5.49%	419,969

€
- Fixed rate	60,946	2%	650,108	66,268	2%	680,344
			－－－－－			－－－－－
			34,731,729			35,146,233
			－－－－－			－－－－－
			34,731,729			35,206,233
			==========			==========
Other loans

Secured
RMB
- Fixed rate	—		—	130,000	5.27%	130,000
				－－－－－		－－－－－
			－－－－－
Unsecured
RMB
- Fixed rate	—		—	123,625	4.94% - 6.12%	123,625

US$
- Variable rate	10,000	5.80%-5.87%	73,046	12,857	5.80%	100,398

JPY
- Variable rate	833,333	5.80%	53,387	1,071,429	5.80%	70,318
			－－－－－			－－－－－
			126,433			294,341
			－－－－－			－－－－－
			126,433			424,341
			==========			==========

As at 31 December 2006, the secured other long-term loans of RMB130 million were secured by tariff collection right. Such loans were fully repaid in 2007.

The maturity of long-term loans is as follows:

Loans from Huaneng Group As at 31 December		Bank loans As at 31 December		Other loans As at 31 December
2007	2006	2007	2006	2007	2006
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

1 year or less	—	—	4,183,391	3,140,393	36,124	191,562
More than 1 year but not more than 2 years	—	—	9,661,391	3,956,803	36,124	98,259
More than 2 years but not more than 3 years	—	—	8,654,175	9,687,803	36,124	78,259
More than 3 years but not more than 4 years	—	—	3,707,389	3,849,141	18,061	38,259
More than 4 years but not more than 5 years	—	—	2,597,389	3,405,639	—	18,002
More than 5 years	2,800,000	2,800,000	5,927,994	11,166,454	—	—
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
	2,800,000	2,800,000	34,731,729	35,206,233	126,433	424,341
Less: amounts due within 1 year included under current liabilities	—	—	(4,183,391)	(3,140,393)	(36,124)	(191,562)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
	2,800,000	2,800,000	30,548,338	32,065,840	90,309	232,779
	==========	==========	==========	==========	==========	==========

The analysis of the above is as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Loans from Huaneng Group
- Not wholly repayable within five years	2,800,000	2,800,000
	==========	==========
Bank loans
- Wholly repayable within five years	24,081,310	19,307,871
- Not wholly repayable within five years	10,650,419	15,898,362
	－－－－－	－－－－－
	34,731,729	35,206,233
	==========	==========
Other loans
- Wholly repayable within five years	126,433	424,341
	==========	==========

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

1 year or less	2,267,851	2,127,990
More than 1 year but not more than 2 years	1,816,247	1,927,663
More than 2 years but not more than 5 years	2,622,125	3,528,522
More than 5 years	1,331,666	2,678,582
	－－－－－	－－－－－
	8,037,889	10,262,757
	==========	==========

23.           LONG-TERM BONDS

The Company and its subsidiaries issued RMB1 billion, RMB1.7 billion and RMB3.3 billion of unsecured long-term bonds bearing coupon rates of 5.67%, 5.75% and 5.90% per annum respectively in December 2007. These bonds are denominated in RMB and will mature in 5 years, 7 years and 10 years from their respective issue dates at their nominal values respectively. Interest expense on these bonds is calculated using the effective interest rates of 6.13%, 6.10% and 6.17% per annum. Interests of these bonds are payable per annum and the principals are to be paid one-off when the bonds fall due. The amounts of interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million respectively.

24.           OTHER NON-CURRENT LIABILITIES

Including in balances of other non-current liabilities, balances of government grants of the Company and its subsidiaries amounted to RMB423 million (2006: RMB272 million). The related balances at Company level were RMB308 million (2006: RMB203 million). Such grants represented primarily subsidies for the construction of desulphurization equipment.

In 2007, the government grants which were credited to the income statement amounted to RMB14.57 million (2006: RMB2.14 million).

25.           ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

As at 31 December
2007	2006
RMB’000	RMB’000

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Accounts and notes payable	2,072,876	2,037,447
Amounts received in advance	844,445	1,207,776
Payables to contractors for construction	4,511,988	2,993,257
Other payables to contractors	336,841	914,856
Accrued interest	181,089	195,643
Others	902,124	872,808
	－－－－－	－－－－－
	8,849,363	8,221,787
	==========	==========

As at 31 December 2007, balances of accounts payable and other liabilities include accrued interest to Huaneng Finance and Huaneng Group amounting to approximately RMB4.7 million and RMB2.9 million (2006: RMB7.6 million and RMB10 million) respectively.

The ageing analysis of accounts and notes payable (including amounts due to other related parties of trading in nature) was as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Accounts and notes payable
Within 1 year	1,999,247	2,028,121
Between 1 to 2 years	71,515	6,170
Over 2 years	2,114	3,156
	－－－－－	－－－－－
Subtotal	2,072,876	2,037,447
	－－－－－	－－－－－
Amounts due to other related parties of trading in nature
Within 1 year	276,787	38,336
Over 2 years	108	108
	－－－－－	－－－－－
Subtotal	276,895	38,444
	－－－－－	－－－－－
Total	2,349,771	2,075,891
	==========	==========

26.           TAXES PAYABLE

Taxes payable comprises:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

VAT payable	631,046	718,602
Income tax payable	211,418	373,573
Others	112,870	99,608
	－－－－－	－－－－－
	955,334	1,191,783
	==========	==========

27.           SHORT-TERM BONDS

The Company and its subsidiaries have repaid, in May 2007 and June 2007 respectively, unsecured short-term bonds of RMB500 million and RMB4,500 million, which bore coupon rates of 3.12% and 3.35% per annum at par. Effective interest rates on these bonds were 3.53% and 3.77% per annum, respectively.

Subsequently, the Company and its subsidiaries issued RMB5 billion of unsecured short-term bonds at coupon rate of 3.84% per annum on 9 August 2007. These bonds are denominated in RMB and will mature in 364 days from their issue date at their nominal values. Effective interest rate on these bonds is 4.26% per annum.

28.           SHORT-TERM LOANS

Other than those discounted notes receivables described below, short-term loans are denominated in RMB, unsecured and bear interest from 4.35% to 6.72% per annum for the year ended 31 December 2007 (2006: 4.30% to 5.51% per annum).

As at 31 December 2007, notes receivables of approximately RMB303 million (2006: RMB338 million) are discounted and recorded as collateralized short-term loans.

29.           DEFERRED INCOME TAXES

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	124,019	34,501
- Deferred income tax assets to be recovered within 12 months	87,635	63,928
	－－－－－	－－－－－
	211,654	98,429
	－－－－－	－－－－－
Deferred income tax liabilities:
- Deferred income tax liabilities to be recovered after more than 12 months	(1,009,965)	(945,193)
- Deferred income tax liabilities to be recovered within 12 months	(82,580)	(133,704)
	－－－－－	－－－－－
	(1,092,545)	(1,078,897)
	－－－－－	－－－－－
	(880,891)	(980,468)
	==========	==========

The gross movement on the deferred income tax accounts is as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Beginning of the year	(980,468)	(1,093,700)
Deemed disposal of Sichuan Hydropower (Note 11)	314,309	—
Acquisition	(5,614)	—
Credited to the income statement (Note 32)	195,300	177,062
Charged directly to equity	(404,418)	(63,830)
	－－－－－	－－－－－
End of the year	(880,891)	(980,468)
	==========	==========

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Amortization of land use rights	Provision for impairment losses	Staff benefits	Depreciation	Accrued expenses	Tax refund on purchase of domestically manufactured equipment	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2006	10,591	68,652	13,966	—	—	—	59,273	152,482
(Charged)/Credited to the income statement	(221)	10,027	26,195	33,164	6,449	—	(14,859)	60,755
	－－－－－	－－－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
As at 31 December 2006	10,370	78,679	40,161	33,164	6,449	—	44,414	213,237
Deemed disposal of Sichuan Hydropower	—	(6,483)	(2,008)	(6,979)	(1,301)	—	—	(16,771)
Acquisition	—	—	—	—	1,440	—	—	1,440
Credited/(Charged) to the income statement	6,311	(26,666)	(16,007)	10,985	1,609	126,742	(3,578)	99,396
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
As at 31 December 2007	16,681	45,530	22,146	37,170	8,197	126,742	40,836	297,302
	==========	==========	==========	==========	==========	==========	==========	==========

Deferred income tax liabilities:

Fair value gains	Amortization of goodwill and negative goodwill	Amortization of land use rights	Depreciation	Others	Total
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

As at 1 January 2006	(112,405)	(186,221)	(52,814)	(887,378)	(7,364)	(1,246,182)
(Charged)/Credited to the income statement	(15,027)	36,528	(5,405)	100,211	—	116,307
Charged directly to equity	(63,830)	—	—	—	—	(63,830)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
As at 31 December 2006	(191,262)	(149,693)	(58,219)	(787,167)	(7,364)	(1,193,705)
Deemed disposal of Sichuan Hydropower	—	—	6,043	325,037	—	331,080
Acquisition	—	—	(889)	(6,165)	—	(7,054)
(Charged)/Credited to the income statement	(13,070)	(4,083)	(14,064)	122,815	4,306	95,904
Charged directly to equity	(404,418)	—	—	—	—	(404,418)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－
As at 31 December 2007	(608,750)	(153,776)	(67,129)	(345,480)	(3,058)	(1,178,193)
	==========	==========	==========	==========	==========	==========

In March 2007, the PRC government promulgated the CIT Law which will be effective from 1 January 2008. The CIT Law will impose a single income tax rate of 25% for both domestic and foreign investment enterprises in due course by 2012.

Deferred income tax assets are recognized for tax loss carried-forwards to the extent that the realization of the related tax benefits through the future taxable profits is probable. The Company and its subsidiaries did not recognize deferred income tax assets in respect of certain losses that can be carried forward against future taxable income. The expiry dates of the tax losses to be utilized are summarized as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Year of expiry

2007	N/A	71,125
2008	—	—
2009	12,970	12,970
2010	30,252	183,127
2011	46,574	176,934
2012	225,766	N/A
	－－－－	－－－－

	315,562	444,156
	========	========

30.           ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As at 31 December 2007, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB12,826 million (2006: RMB13,278 million). On the same date, total assets less current liabilities was approximately RMB92,920 million (2006: RMB87,096 million).

As at 31 December 2007, the net current liabilities of the Company amounted to approximately RMB5,228 million (2006: RMB7,919 million). On the same date, total assets less current liabilities was approximately RMB67,536 million (2006: RMB52,695 million).

31.           HOUSING SCHEMES

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at 10% - 27% (2006: 7% - 27%) of the specified salary amount of the PRC employees. At the same time, the employees are required to make contributions out of their payroll equal to the contributions of the Company and its subsidiaries. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. For the year ended 31 December 2007, the Company and its subsidiaries contributed approximately RMB201 million (2006: RMB198 million) to the fund.

In addition, the Company and its subsidiaries provided housing benefits to certain employees to enable them to purchase living quarters from the Company and its subsidiaries at a substantial discount. Such housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees. The provision of housing benefits is expected to benefit the Company and its subsidiaries over the estimated remaining average service life of the relevant employees and is recorded as other non-current assets and amortized over the remaining average service life of the relevant employees which is estimated to be approximately 10 years. For the year ended 31 December 2007, the housing benefits being amortized by the Company and its subsidiaries to the employees amounted to approximately RMB38 million (2006: RMB39 million).

The Company and its subsidiaries have no further obligation for housing benefits.

32.           INCOME TAX EXPENSE

Income tax expense comprised:

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Current income tax expense	1,033,570	1,304,761

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Deferred income tax (Note 29)	(195,300)	(177,062)
	－－－－	－－－－
	838,270	1,127,699
	========	========

No Hong Kong profits tax has been provided as there was no estimated assessable profits in Hong Kong for the year (2006: nil). The reconciliation of the effective income tax rate from the statutory income tax rate in the PRC is as follows:

	For the year ended 31 December
	2007	2006
	RMB’000	RMB’000

Average statutory tax rate	18.03%	19.73%
Effect of tax holiday	(3.86%)	(4.60%)
Tax credit relating to domestically manufactured equipment*	(2.24%)	—
Others	(0.48%)	(1.06%)
	－－－－	－－－－
Effective tax rate	11.45%	14.07%
	========	========

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended 31 December 2007 and 2006 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before tax and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB282 million for the year ended 31 December 2007 (2006: RMB369 million).

33.           EARNINGS PER SHARE

The calculation of basic earnings per share is done based on the profit attributable to the equity holders of the Company of approximately RMB6,161 million (2006: RMB6,071 million) and the weighted average number of approximately 12,055 million (2006: 12,055 million) outstanding ordinary shares during the year.

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

34.           NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

(a)           Analysis of cash and cash equivalents

Cash and cash equivalents comprised the following:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Cash in RMB	528	1,327
Current deposits
RMB	7,310,626	3,203,712
US$ (RMB equivalent)	1,111	2,153
	－－－－	－－－－
Total cash and cash equivalents	7,312,265	3,207,192
	========	========

(b)           Undrawn borrowing facilities

As at 31 December 2007, the Company and its subsidiaries had undrawn unsecured borrowing facilities amounting to approximately RMB18.70 billion (2006: RMB25.61 billion). Management expects to drawdown the available facilities in accordance with the level of working capital and/or planned capital expenditure of the Company and its subsidiaries.

(c)           Acquisition of a subsidiary

Amount
RMB’000

Property, plant and equipment, net (Note 10)	2,573,327
Land use rights	46,941
Other non-current assets	60,298
Cash and cash equivalents	259,924
Other current assets	97,887
Borrowings	(1,975,000)

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Deferred income tax liabilities (Note 29)	(5,614)
Accounts payable and other liabilities	(323,152)
Other current liabilities	(36,848)
－－－－
Total assets and liabilities acquired	697,763
Less: minority interests	(279,105)
－－－－
Net assets acquired	418,658
Add: goodwill	1,342
－－－－
Satisfied by cash	420,000
Less: cash and cash equivalents acquired	(259,924)
－－－－
Net cash outflow in respect of the purchase of a subsidiary	160,076
========

(d)           Non-cash transactions

Except for the deemed disposal of Sichuan Hydropower, there is no material non-cash transaction for the year ended 31 December 2007. The amounts of assets and liabilities other than cash and cash equivalents in Sichuan Hydropower upon deemed disposal, were summarized by each major category as follows:

Amount
RMB’000

Property, plant and equipment, net (Note 10)	10,913,450
Land use rights	20,578
Other non-current assets	90,424
Goodwill (Note 15)	130,233
Inventories, net	17,704
Other receivables and assets, net	28,669
Accounts receivable, net	184,135
Borrowings	(6,921,540)
Other non-current liabilities	(37,847)
Deferred income tax liabilities (Note 29)	(314,309)
Accounts payable and other liabilities	(526,438)
Other current liabilities	(164,615)
－－－－－
3,420,444
Less: minority interests	(2,216,278)
－－－－－
1,204,166
Transfer to investments in associates (Note 11)	(1,544,206)
Gain on deemed disposal of Sichuan Hydropower	17,864
－－－－－
Cash outflow upon deemed disposal of Sichuan Hydropower	(322,176)
==========

There is no material non-cash transaction for the year ended 31 December 2006.

35.           COMMITMENTS

(a)           Capital and operational commitments

(i)
Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Details of such commitments are as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Contracted but not provided for
- purchase of inventories	3,145,904	2,829,393
- construction	15,418,352	14,558,971
	－－－－－	－－－－－
Sub-total	18,564,256	17,388,364
	－－－－－	－－－－－

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Authorized but not contracted for
- purchase of inventories	3,579,423	531,360
- construction	2,626,945	2,166,046
	－－－－－	－－－－－
Sub-total	6,206,368	2,697,406
	－－－－－	－－－－－
Total	24,770,624	20,085,770
	==========	==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

(ii)
From 2004 to 2007, the Company also entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation. In most cases, these agreements contain provisions for price escalations and minimum purchase level clauses. Purchases for the years ended 31 December 2007 and 2006 were approximately RMB7,852 million and RMB5,701 million respectively. The future purchase commitments under the above agreements are as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

2007	N/A	9,457,131
2008	8,760,250	5,512,180
2009	7,808,250	5,512,180
	－－－－－	－－－－－
	16,568,500	20,481,491
	==========	==========

(iii)
Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited (“PTR”) on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period, which amounted to approximately RMB681 million based on current market price as at 31 December 2007. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission.

(b)           Operating lease commitments

The Company has various operating lease arrangements with HIPDC for land and buildings (see Note 7(b)). Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company’s activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Land and buildings
- not later than 1 year	29,254	29,254
- later than 1 year and not later than 2 years	3,253	3,253
- later than 2 years and not later than 5 years	9,760	9,760
- later than 5 years	107,885	111,138
	－－－－－	－－－－－
	150,152	153,405
	==========	==========

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2007 and 2006, the annual rental were approximately RMB30 million and RMB30 million respectively.

36.           FINANCIAL GUARANTEES

	As at 31 December
	2007	2006
	RMB’000	RMB’000

Financial guarantees
- granted to an associate	86,063	123,250
	==========	==========

Based on historical experience, no claims have been made against the Company and its subsidiaries since the dates of granting the financial guarantees described above.

37.           BUSINESS RISK

The Company and its subsidiaries conduct their operations in the PRC and accordingly investing in the shares of the Company and its subsidiaries are subject to the risks of, among others, economic and legal environment in the PRC, restructuring of the PRC power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at stable price.

For the year ended 31 December 2007, the Company and its subsidiaries sold electricity to four (2006: three) major customers, each of which amounted to approximately 10% or more of the operating revenue. In aggregation, these customers accounted for approximately 55% (2006: 45%) of the operating revenue of the Company and its subsidiaries.APPENDIX IVFinancial Information of the Company and its Subsidiaries (including

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

SinoSing Power and its subsidiaries)

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

1.           ACCOUNTANTS’ REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed “Documents for Inspection” in Appendix VI, a copy of this report is available for inspection.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong
10 May 2008

The Directors
Hauneng Power International, Inc.

Dear Sirs,

Huaneng Power International, Inc. (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) of the Company and its subsidiaries set out on pages 192 to 197 in Appendix IV of the investment circular dated 10 May 2008 (the “Circular”), which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the proposed acquisition of the entire issued shares in SinoSing Power Pte. Ltd. (“SinoSing Power”) might have affected the financial information presented. SinoSing Power is an investment holding company which owns 100% issued shares in Tuas Power Ltd. The basis of preparation of the Pro Forma Financial Information is set out in page 192 of the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Company and its subsidiaries and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

•	the financial position of the Company and its subsidiaries as at 31 December 2007 or any future date; or

•	the results of the Company and its subsidiaries for the year ended 31 December 2007 or any future periods.

Opinion

In our opinion:

a)	the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Company and its subsidiaries; and

c)	the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully KPMG Hong Kong Certified Public Accountants

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

2.	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES (INCLUDING SINOSING POWER AND ITS SUBSIDIARIES)

The accompanying unaudited pro forma financial information of Huaneng Power International, Inc. (the “Company”) and its subsidiaries, which includes the unaudited pro forma statement of assets and liabilities and unaudited pro forma income statement, has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”) by the Company and its subsidiaries (the “Acquisition”).

SinoSing Power was incorporated in Singapore by China Huaneng Group (“Huaneng Group”) as a wholly owned subsidiary for the purpose of acquiring the 100% issued shares in Tuas Power Ltd (“Tuas Power”) from Temasek Holdings (Private) Limited which was completed on 24 March 2008. The principal activity of SinoSing Power is investment holding. Since the date of incorporation on 10 March 2008, SinoSing Power did not carry out other business activities except for the investment in Tuas Power, which was financed by capital injection from Huaneng Group and loans from various banks.

The unaudited pro forma statement of assets and liabilities of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) as at 31 December 2007 gives effect to the Acquisition as if the Acquisition had been completed on 31 December 2007. The unaudited pro forma income statement of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) for the year ended 31 December 2007 gives effect to the Acquisition as if the Acquisition had been completed on 1 January 2007.

The unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) has been prepared using the accounting policies materially consistent with that of the Company and its subsidiaries and based on the historical financial information of the Company and its subsidiaries, SinoSing Power and Tuas Power and its subsidiaries (“Tuas Group”) as set out in Appendix I, II, and III of this circular after giving effect to the pro forma adjustments as set out in the notes below. A narrative description of the pro forma adjustments of the Acquisition that are (i) directly attributable to the transactions concerned and not relating to future events or decisions; (ii) expected to have a continuing impact on the Company and its subsidiaries (including SinoSing Power and its subsidiaries); and (iii) factually supportable, is summarised in the notes below.

The unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) does not purport to describe the actual financial position or results of operations of the the Company and its subsidiaries (including SinoSing Power and its subsidiaries) that would have been attained had the Acquisition been completed on the dates indicated therein. Further, the accompanying unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) does not purport to predict the future financial position or results of operations of the Company and its subsidiaries (including SinoSing Power and its subsidiaries).

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

The unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) should be read in conjunction with the financial information of the Company and its subsidiaries as set out in Appendix III to this circular, the financial information of SinoSing Power as set out in Appendix I to this circular, the financial information of the Tuas Group as set out in Appendix II to this circular and other financial information included in elsewhere of this circular.

	Audited consolidated statement of assets and liabilities of the Company and its subsidiaries as at 31 December 2007	Audited statement of assets and liabilities of SinoSing Power as at 31 March 2008	Audited statement of assets and liabilities of SinoSing Power as at 31 March 2008	Audited consolidated statement of assets and liabilities of Tuas Group as at 31 December 2007	Audited consolidated statement of assets and liabilities of Tuas Group as at 31 December 2007	Pro forma adjustments		Unaudited pro forma statement of assets and liabilities of the Company and its subsidiaries (including SinoSing Power and its subsidiaries)
	RMB’000	S$’000	RMB’000	S$’000	RMB’000	RMB’000		RMB’000
	Note 1	Note 2	Note 5	Note 3	Note 5		Note

NON-CURRENT ASSETS
Property, plant and equipment, net	90,125,919	—	—	1,138,937	5,753,682	354,776	6(a)	96,234,377
Investment in subsidiary	—	4,243,470	21,538,581	—	—	(21,538,581)	6(b)	—
Investments in associates	8,731,490	—	—	—	—	—		8,731,490
Available-for-sale investments	3,462,158	—	—	—	—	—		3,462,158
Land use rights	2,269,208	—	—	42,670	215,560	397,829	6(a)	2,882,597
Deferred income tax assets	211,654	—	—	121	611	—		212,265
Goodwill	555,266	—	—	—	—	11,722,404	6(c)	12,277,670
Intangible assets	—	—	—	4,876	24,633	4,051,544	6(d)	4,076,177
Finance lease receivables	—	—	—	7,040	35,565	—		35,565
Other non-current assets	389,375	—	—	26,526	134,004	—		523,379
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	105,745,070	4,243,470	21,538,581	1,220,170	6,164,055	(5,012,028)		128,435,678

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

CURRENT ASSETS
Inventories, net	2,319,290	—	—	141,761	716,148	—		3,035,438
Finance lease receivables	—	—	—	743	3,753	—		3,753
Other receivables and assets, net	822,131	—	—	3,245	16,393	—		838,524
Account receivable, net	7,876,318	—	—	241,966	1,222,364	—		9,098,682
Loan to Temasek	—	—	—	50,000	252,590	—		252,590
Due from other related parties	560	—	—	2,277	11,503	—		12,063
Derivative financial instruments	—	—	—	57,413	290,039	—		290,039
Restricted cash	220,495	—	—	—	—	—		220,495
Cash and cash equivalents	7,312,265	53,613	272,124	283,715	1,433,271	(1,615,006)	7	7,402,654
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	18,551,059	53,613	272,124	781,120	3,946,061	(1,615,006)		21,154,238

CURRENT LIABILITIES
Account payable and other liabilities	8,849,363	1,953	9,913	232,651	1,175,308	—		10,034,584
Derivative financial instruments	—	—	—	26,493	133,838	—		133,838
Taxes payables	955,334	—	—	774	3,910	—		959,244
Dividends payable	12,150	—	—	—	—	—		12,150
Due to Huaneng Group	190	—	—	—	—	—		190
Due to HIPDC	80,140	—	—	—	—	—		80,140
Due to associates	8,254	—	—	—	—	—		8,254
Due to other related parties	303,122	—	—	12,948	65,411	—		368,533
Salary and welfare payables	213,403	—	—	5,440	27,482	—		240,885
Short-term bonds	5,064,690	—	—	—	—	—		5,064,690
Short-term loans	11,670,400	2,124,614	10,783,903	2,000	10,104	—		22,464,407
Current portion of long-term
bank loans	4,183,391	—	—	—	—	—		4,183,391
Current portion of other long-term loans	36,124	—	—	—	—	—		36,124
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	31,376,561	2,126,567	10,793,816	280,306	1,416,053	—		43,586,430

NET CURRENT (LIABILITIES)/ ASSETS	(12,825,502)	(2,072,954)	(10,521,692)	500,814	2,530,008	(1,615,006)		(22,432,192)

TOTAL ASSETS LESS CURRENT LIABILITIES	92,919,568	2,170,516	11,016,889	1,720,984	8,694,063	(6,627,034)		106,003,486

NON-CURRENT LIABILITIES
Long-term loans from Huaneng Group	2,800,000	—	—	—	—	—		2,800,000
Long-term bank loans	30,548,338	822,585	4,175,195	—	—	5,756,025	7	40,479,558
Other long-term loans	90,309	—	—	4,000	20,207	—		110,516
Long-term bonds	5,885,615	—	—	398,942	2,015,375	—		7,900,990
Deferred income tax liabilities	1,092,545	—	—	56,378	284,810	135,469	6(a)	2,242,102
						729,278	6(d)
Other non-current liabilities	423,119	—	—	—	—	—		423,119
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	40,839,926	822,585	4,175,195	459,320	2,320,392	6,620,772		53,956,285

NET ASSETS	52,079,642	1,347,931	6,841,694	1,261,664	6,373,671	(13,247,806)		52,047,201
	==========	==========	==========	==========	==========	==========		==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

	Audited consolidated income statement of the Company and its subsidiaries as at 31 December 2007	Audited income statement of SinoSing Power as at 31 March 2008	Audited income statement of SinoSing Power as at 31 March 2008	Audited consolidated income statement of Tuas Group as at 31 December 2007	Audited consolidated income statement of Tuas Group as at 31 December 2007	Pro forma adjustments		Unaudited pro forma income statement of the Company and its subsidiaries (including SinoSing Power and its subsidiaries)
	RMB’000	S$’000	RMB’000	S$’000	RMB’000	RMB’000		RMB’000
	Note 1	Note 2	Note 5	Note 3	Note 5		Note

Operating revenue	49,767,849	—	—	2,266,829	11,457,914	—		61,225,763

Sales tax	(139,772)	—	—	—	—	—		(139,772)

Operating expenses
Fuel	(27,790,310)	—	—	(1,038,691)	(5,250,168)	—		(33,040,478)
Purchase of electricity	—	—	—	(845,533)	(4,273,831)	—		(4,273,831)
Maintenance	(1,534,016)	—	—	(23,185)	(117,191)	—		(1,651,207)
Depreciation and amortisation	(7,225,964)	—	—	(90,461)	(457,244)	(45,304)	8	(7,728,512)
Labor	(2,786,109)	—	—	(21,874)	(110,564)	—		(2,896,673)
Service fee on transmission and transformer facilities of HIPDC	(140,771)	—	—	—	—	—		(140,771)
Others	(2,228,596)	—	—	(17,648)	(89,204)	—		(2,317,800)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	(41,705,766)	—	—	(2,037,392)	(10,298,202)	(45,304)		(52,049,272)

Profit from operations	7,922,311	—	—	229,437	1,159,712	(45,304)		9,036,719

Financial expenses
Interest income	53,527	—	—	1,754	8,866	—		62,393
Interest expense	(2,132,122)	(1,953)	(9,956)	(20,306)	(102,639)	(633,344)	9	(2,878,061)
Exchange gain/(loss) and bank charges, net	204,134	(3,999)	(20,386)	(4,923)	(24,884)	—		158,864
Amortisation of transaction costs, discount and anciliary expenses of interest-bearing borrowings	—	(197)	(1,004)	(677)	(3,422)	—		(4,426)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	(1,874,461)	(6,149)	(31,346)	(24,152)	(122,079)	(633,344)		(2,661,230)

Share of profits of associates	586,323	—	—	—	—	—		586,323

Investment income, net	127,281	—	—	—	—	—		127,281

Gain on disposals of investments	545,230	—	—	—	—	—		545,230

Other income, net	12,617	—	—	13,454	68,005	—		80,622

Profit before income tax expense	7,319,301	(6,149)	(31,346)	218,739	1,105,638	(678,648)		7,714,945
Income tax expense	(838,270)	—	—	(41,576)	(210,150)	8,155	7	(1,040,265)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
Profit for the year	6,481,031	(6,149)	(31,346)	177,163	895,488	(670,493)		6,674,680
	==========	==========	==========	==========	==========	==========		==========
Attributable to:
Equity holders of the Company	6,161,127	(6,149)	(31,346)	177,164	895,493	(670,493)		6,354,781
Minority interests	319,904	—	—	(1)	(5)	—		319,899
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－
	6,481,031	(6,149)	(31,346)	177,163	895,488	(670,493)		6,674,680
	==========	==========	==========	==========	==========	==========		==========

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Notes to the unaudited pro forma financial information:

1.
The financial information of the Company and its subsidiaries is extracted from the consolidated financial statements of the Company and its subsidiaries as included in the published annual report of the Company and its subsidiaries for the year ended 31 December 2007.

2.	The financial information of SinoSing Power is extracted from the audited financial information of SinoSing Power as set out in Appendix I of this circular.

3.	The financial information of Tuas Group is extracted from the audited consolidated financial information of Tuas Group as set out in Appendix II of this circular.

4.
SinoSing Power was incorporated by Huaneng Group on 10 March 2008 for the purpose of acquiring the 100% issued shares in Tuas Power. The acquisition of Tuas Power by SinoSing Power was completed on 24 March 2008. The consideration paid by SinoSing Power for the acquisition of Tuas Power amounting to S$4,235 million (equivalent to approximately RMB21,437 million). The consideration paid by SinoSing Power was financed by the capital contribution from Huaneng Group of US$985 million (equivalent to approximately RMB7,195 million) and the remaining balance of approximately RMB14,242 million was financed by the new bank loans obtained by SinoSing Power.

5.
For the purpose of the pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), the audited statement of assets and liabilities of SinoSing Power as at 31 March 2008 has been translated into Renminbi at an exchange rate of S$1 to RMB5.0757 which is the prevailing exchange rate as at 31 March 2008. The audited consolidated statement of assets and liabilities of Tuas Group as at 31 December 2007 has been translated into Renminbi at an exchange rate of S$1 to RMB5.0518 which is the prevailing exchange rate as at 31 December 2007. The audited income statement of SinoSing Power for the period from 10 March 2008 (date of incorporation) to 31 March 2008 has been translated into Renminbi at an exchange rate of S$1 to RMB5.0977 which is the prevailing average exchange rate during the period ended 31 March 2008. The audited consolidated income statement of Tuas Group for the year ended 31 March 2007 has been translated into Renminbi at an exchange rate of S$1 to RMB5.0546 which is the prevailing average exchange rate during the year ended 31 March 2007.

6.
Upon completion of the Acquisition, the identifiable assets and liabilities of SinoSing Power and Tuas Group will be accounted for in the consolidated financial statements of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) at fair value under the purchase method of accounting. The adjustments represent:

(a)
the pro forma adjustments to reflect the fair values of land and buildings of Tuas Group estimated by the directors with reference to the valuation performed by an independent firm of professional valuer, Vigers Appraisal & Consulting Limited (“Vigers”), as at 31 March 2008 and the recognition of the related deferred tax liabilities. Further, with reference to the valuation performed by Vigers, the directors estimated no pro forma fair value adjustment is required for the other property, plant and equipment. Since the fair values of the land and buildings and other property, plant and equipment at the date of completion of the Acquisition may be substantially different from the fair values used in the preparation of this unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), the final amount of fair value adjustments to the land and buildings and other property, plant and equipment to be recognised in connection with the Acquisition may be different from the estimated value stated herein.

(b)	the elimination of investment cost in Tuas Power.

(c)
the recognition of goodwill of RMB11,722 million arising from the Acquisition being the excess of the total consideration over the Company and its subsidiaries’ interest in the fair value of the net identifiable assets acquired. For the purpose of purchase price allocation, the fair value of the net identifiable assets of Tuas Group estimated by the directors with reference to the valuation performed by Vigers as at 31 March 2008 are applied in the calculation of the estimated goodwill arising from the Acquisition. Since the fair value of the net identifiable assets of Tuas Group at the date of completion of the Acquisition may be substantially different from the fair value used in the preparation of this unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), the final amount of goodwill to be recognised in connection with the Acquisition may be different from the estimated goodwill stated herein.

(d)
the recognition of intangible assets of RMB4,052 million representing the fair value of power generation licence estimated by the directors with reference to the valuation performed by Vigers as at 31 March 2008 and the related deferred tax liabilities of RMB729 million. The Company and its subsidiaries have assessed the useful life of the licence to be indefinite and thus no amortisation will be made. Instead, the licence will be subject to annual impairment review. Since the fair value of the intangible assets at the date of completion of the Acquisition may be substantially different from the fair value used in the preparation of this unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), the final amount of intangible assets to be recognised in connection with the Acquisition may be different from the estimated value stated herein.

7.
The consideration for the Acquisition is to be settled by internal cash reserves of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) of RMB1,615 million (being the aggregate of US$197 million and RMB176 million) and assignment of bank loans from Huaneng Group of US$788 million (equivalent to approximately RMB5,756 million).

8.
The pro forma income statement adjustment reflects the additional depreciation and amortisation of RMB45 million (with related tax effect of RMB8 million) as a result of the fair value adjustments to the land and buildings of Tuas Group (see note 6(a) above) as if the Acquisition had been completed on 1 January 2007.

9.
The pro forma income statement adjustment reflects the additional interest expenses in respect of the interest-bearing borrowings of SinoSing Power resulting in an additional financing expenses of RMB633 million as if the Acquisition had been completed on 1 January 2007.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

3.           INDEBTEDNESS

As at the close of business on 31 March 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Company and its subsidiaries (including SinoSing Power and its subsidiaries) had the following outstanding borrowings:

RMB´000
Bank loans
- secured	10,819,946
- unsecured	46,668,126
Other loans
- secured	—
- unsecured	5,834,782
Unsecured bonds	13,025,885
－－－－－

76,348,739
==========

As at 31 March 2008, equity shares of a subsidiary have been pledged to secure a bank loan of the Company and its subsidiary (including SinoSing Power and its subsidiaries).

Contingent liabilities

At 31 March 2008, the Company and its subsidiaries (including SinoSing Power and its subsidiaries) provided guarantees to bank loans granted to Shandong Rizhao Power Company Ltd., an associate of the Company and its subsidiaries (including SinoSing Power and its subsidiaries), amounting to RMB77,563,000.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Renminbi at the appropriate rates of exchange prevailing at the close of business on 31 March 2008.

Save as disclosed above and apart from intra-group liabilities, as at the close of business on 31 March 2008, the Company and its subsidiaries (including SinoSing Power and its subsidiaries) did not have any outstanding mortgages, charges, pledges, debentures, loan capitals, bank loans and overdrafts, debt securities or similar indebtedness, finance leases on hire purchase commitments, acceptance credits, any guarantees or other material contingent liabilities.

The directors are not aware of any material changes in the indebtedness or contingent liabilities of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) since 31 March 2008.

4.           WORKING CAPITAL

The Directors are of the opinion that, following the acquisition of 100% interest in SingSing Power from Huaneng Group, taking into account the financial resources available to the Company and its subsidiaries (including SinoSing Power and its subsidiaries), including the internally generated funds and the present available bank facilities, and in the absence of unforeseen circumstances, the Company and its subsidiaries (including SinoSing Power and its subsidiaries) will have sufficient working capital for its requirements for at least the next 12 months from the date of this circular.APPENDIX VProperty Valuation Report.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

10 May 2008

The Directors
Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The PRC

Dear Sirs,

In accordance with your instructions for us to value the property interests in Singapore held by China Huaneng Group (the “Group”), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you (the “Company”) with our opinion of the market value of such property interests as at 31 March 2008 (the “date of valuation”) for incorporating into the circular.

Our valuation is our opinion of the market value of the property interest which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion”.

We have caused title search to be made at the relevant land registers in Singapore. We have not, however, searched the original documents to verify the ownership, encumbrances or the existence of any subsequent amendments which may not appear on the copies handed to us.

For Property 1, due to the lack of identifiable market transaction on properties of similar nature of the buildings and structures, we have adopted a combination of the market and depreciated replacement cost approaches in assessing the land portions of the property and the buildings and structures standing on the land respectively. The sum of the two results represents the market value of the property as a whole. In the valuation of the land portions, reference has been made to the standard land prices in Jurong Industrial Estate and the sales evidences in the locality as available to us.

The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property appraised in accordance with current construction costs for similar property in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes a reliable indication of value for property in the absence of a known market based on comparable sales. It is subject to adequate potential profitability of the business or of the whole entity.

Property 2 has been ascribed no commercial value due to the short-term nature of its tenancy and the prohibition against assignment or sub-letting.

Our valuation has been made on the assumption that the owners sell the property interests on the market without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to increase the value of the property interests. In addition, no forced sale situation in any manner is assumed in our valuation. Unless otherwise stated, the valuation represents the value of the entire property interest described in the valuation certificate and not the value of a share of it. Other assumptions in respect of each property, if any, have been set out in the footnotes of the valuation certificate for the respective property.

We have relied to a considerable extent on information provided by the Company and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, site and floor

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

areas, development plans, construction costs, identification of the properties and other relevant matters. We have also been advised by the Company that no material facts had been concealed or omitted in the information provided to us. All documents have been used for reference only.

We have had no reason to doubt the true and accuracy of the information provided to us by the Company, and have no reason to suspect that any material information has been withheld. We considered that we have been provided with sufficient information to reach an informed view.

All dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us by the Company and are approximations only. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made and we are therefore unable to report whether the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have not carried out investigations on site to determine the suitability of ground conditions and services etc. for any future development, nor have we undertaken any ecological or environmental surveys. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

In valuing the property interests, we have complied with the requirements set out in Chapter 5 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the HKIS Valuation Standards on Properties (First Edition 2005) published by the Hong Kong Institute of Surveyors (“HKIS”).

We enclosed herewith a summary of our valuation and the valuation certificates.

Yours faithfully, For and on behalf of Vigers Appraisal & Consulting Limited
Tay Shiow Jiuan Licensed Real Estate Appraiser BSc(Est Mgt) Consultant	Raymond Ho Kai Kwong Registered Professional Surveyor MRICS MHKIS MSc(e-com) Executive Director

Note:
Mr Raymond K. K. Ho, Chartered Surveyor, MRICS, MHKIS has over nineteen years’ experience in undertaking valuation of properties in Hong Kong and Macau, over twelve years’ experience in the valuation of properties in the PRC, and substantial experience in the valuation of properties in the Asia Pacific region. Mr. Ho has been working with Vigers Group since 1989.

Ms Tay Shiow Jiuan has about fifteen years’ experience as licensed real estate appraiser in undertaking valuations of properties in Singapore.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

SUMMARY OF VALUATION

Property		Capital Value in existing state as at 31 March 2008

Group I — Property interests owned and occupied by the Group in Singapore
1.	A power station located at 60 Tuas South Avenue 9 Singapore 637607	S$330,000,000

Group II — Property interests rented and occupied by the Group in Singapore
2.	Unit No.13-06 13th Storey Somerset Wing 111 Somerset Road Singapore 238164	No commercial value
－－－－－－－－－
	Total:	S$330,000,000

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

VALUATION CERTIFICATES

Group I — Property interests owned and occupied by the Group in Singapore

	Property	Description and Tenure	Particulars of occupancy	Capital Value in existing state as at 31 March 2008

1.	A power station located at 60 Tuas South Avenue 9 Singapore 637607 All that pieces of land known as Lots MK7-2885K, MK7-2887X, MK7-2735N and MK7-2736X
The property comprises four parcels of land having a total site area of approximately 740,943 sq.m. together with the buildings and structures erected thereon.

The buildings mainly comprise combined cycle plant buildings, turbine building, water treatment plant buildings, pump houses, switch houses, boiler houses and administrative building. The total gross floor area of the buildings is approximately 146,046 sq.m. The structures mainly include jetty and chimney stack. The buildings and structures are of reinforced concrete or structural steel construction completed in between 1999 and 2005.

The property is held under Leases Nos. 23313, 23314 and Foreshore Lease No. 24260 for a term of 30 years from 9 November 1994, with an option to renew for another 30 years subject to new terms and conditions.

The total annual rent of the land is S$36.
			The property is occupied and operated by Tuas Power Ltd as a power station.	S$330,000,000
           Notes:

i.    According to the Land Register, the registered proprietor of the property is Tuas Power Ltd. The further details are as follows:

No.	Lot Nos.	State Title No.	Area (in sq.m.)

1.	MK7-2885K	Lease 23313	485,017.6
2.	MK7-2887X	Lease 23314	170,137.6
3.	MK7-2735N and MK7-2736X	Foreshore Lease 24260	85,456.2 sq.m. for MK7-2735N and 331.9 sq.m. for MK7-2736X

There is no encumbrance registered against the property.

ii.           According to the leases, the respective permitted uses of the land are as follows:

No.	Lease No.	Permitted Purposes

1.	23313	A power station only with a gross plot ratio not exceeding 0.5.
2.	23314	A fuel oil storage plant only with a gross plot ratio not exceeding 1.0.
3.	Foreshore 24260	Fuel oil unloading jetty, circulating water intake channel & pumphouse, and circulating water outfall structures only.

iii.
According to the information provided by the Company, in April 2001, a portion of the land held by Tuas Power Ltd under Leases Nos. 23313 and 23314 (referred to as “the Leases”) was carved out and leased to a power grid company (an independent third party to the Group) for a term of 30 years from 9 November 1994 at a lump sum land premium for the lessee’s housing, installation and maintenance of various electricity transmission plant and equipment. According to the Land Register, this private leasehold comprising 8 land lots having a total area of approximately 17,485 sq.m. is held by SP Powerassets Limited for a term expiring on 8 November 2024 and Tuas Power Ltd is the reversionary owner of leasehold title. As the year term in the private leasehold represents the residual year term of the Leases, the area and the value of these land lots have been excluded in our valuation.

iv.	According to the Company, Tuas Power Ltd is an indirectly wholly-owned subsidiary of China Huaneng Group.

APPENDIX III	FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

Group II — Property interests rented and occupied by the Group in Singapore

	Property	Description	Particulars of occupancy	Capital Value in existing state as at 31 March 2008

2.	Unit No.13-06 13th Storey Somerset Wing 111 Somerset Road Singapore 238164	The property comprises an office unit on the 13th storey of a 17-storey office development completed in the 1970s. The property has a lettable floor area of approximately 1,080 sq.m.
The property is leased from Public Utilities Board, an independent third party, to Tuas Power Ltd, for a term of 3 years from 1 January 2007 at a monthly rent of S$31,636.09, payable quarterly in advance by equal three-monthly payments of S$94,908.27 in January, April, July and October. The rent is exclusive of service and utilities charges, taxes and rates. The lease is renewable for a further term of 3 years at the then prevailing market rate.

The property is occupied by Tuas Power Ltd as office.
No commercial value
 Notes:

i.           According to the Land Register, the current registered proprietor of the property is AREIF (Singapore I) Pte. Ltd, to which the title of the property was transferred from Public Utilities Board on 20 February 2008. According to the Company, AREIF (Singapore I) Pte. Ltd. is an independent third party to the Group.

ii.           According to the Company, Tuas Power Ltd is an indirectly wholly-owned subsidiary of China Huaneng Group.

APPENDIX IV	GENERAL INFORMATION

1.           RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.           DISCLOSURE OF INTEREST

(a)           Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)           Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation#	Domestic shares	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—
China Huaneng Group#	Domestic shares	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	5.00%(L)	6.7%(L)	—
JP Morgan Chase Bank	H shares	108,190,980(L)	Investment manager and custodian	0.90%(L)	—	3.54%(L)
J.P. Morgan Fleming Asset Management (Asia) Inc.	H shares	83,918,000(L)	Investment manager	0.70%(L)	—	2.75%(L)
J.P. Morgan Fleming Asset Management Holdings Inc.	H shares	83,198,000(L)	Investment manager	0.69%(L)	—	2.72%(L)
JF Asset Management Limited	H shares	80,298,000(L)	Investment manager	0.67%(L)	—	2.63%(L)
UBS AG	H shares	145,116,317(L)	Beneficial owner		—

APPENDIX IV	GENERAL INFORMATION

256,000(L)	Interest of controlled corporation	1.21%(L)	—	4.76%(L)
57,312,362(S)	Benficial owner		—
33,848,300(S)	Person having a security interest in shares		—
256,000(S)	Interest of controlled corporation	0.76%(S)	—	2.99%(S)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)
UBS AG held interest in a total of 15,183,320 H shares (Long position) and 256,000 H shares (short position) in the Company by virtue of its 100% control over the following corporations, which held direct interests in the Company:

Name of controlled corporation	No. of shares

UBS Fund Services (Luxembourg) SA	240,000(S)
UBS Financial Services Inc.	6,947,600(L)
UBS Securities LLC	6,477,720(L) 16,000(S)
UBS Global Asset Management (Japan) Ltd.	1,250,000(L)
UBS Global Asset Management (UK) Limited	508,000(L)

Among the entire interest of UBS AG in the Company, 165,076,317 H shares (Long position) and 77,819,252 H shares (Short position) were held through derivatives as follows:

145,116,317 H shares (L) and 57,312,362 H shares (S)	= through physically settled derivatives (on exchange)
620,000 H shares (L)	= through cash settled derivatives (on exchange)
19,340,000 H shares (L) and 20,506,890 H shares (S)	= through physically settled derivatives (off exchange)

# As of date of this circular, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at 5 May 2008 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

3.           MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2007, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.           LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

APPENDIX IV	GENERAL INFORMATION

5.           CONSENT OF EXPERT

Each of the following experts has given and have not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification
DBS	Licensed corporation under the SFO to engage in type 1 (dealing securities), 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities
KPMG	Certified Public Accountants
Vigers Appraisal & Consulting Limited (“Vigers”)	Chartered surveyor

As at the Latest Practicable Date, each of the above experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, none of the above experts had have any direct or indirect interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.           SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.           DIRECTORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed Directors or proposed Supervisors of the Company had any interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.           DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.           PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 66 of the articles of association of the Company, at any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) shareholders present in person or by proxy entitled to vote thereat; or

(c)	by one (1) or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting,

APPENDIX IV	GENERAL INFORMATION

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

10.           MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries (including Tuas Group) within the two years immediately preceding the date of this circular, and are or may be material:

(a)	Transfer Agreement;

(b)
An agreement regarding the acquisition of interests in Huaneng Nanjing Jinling Power Limited Company entered into between the Company and HIPDC on 3 December 2007, details of which were set out in the Company’s announcement dated 3 December 2007;

(c)
An agreement regarding the subscription of new equity interests in China Huaneng Finance Corporation entered into between the Company and China Huaneng Finance Corporation on 23 October 2007, details of which were set out in the Company’s announcement dated 23 October 2007;

(d)
An agreement regarding the increase of registered capital of Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”) entered into between the Company, Sichuan Hydropower and Huaneng Group on 28 September 2006, details of which were set out in the Company’s circular dated 18 October 2006; and

(e)
An agreement regarding the acquisition of interests in Henan Huaneng Qinbei Power Limited Company entered into between the Company and Huaneng Group on 28 September 2006, details of which were set out in the Company’s circular dated 18 October 2006.

11.           MISCELLANEOUS

(a)
Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rules 8.17 and 19A.16 of the Listing Rules in relation to the appointment of Mr. Gu Biquan as the Company secretary of the Company dated 20 December 2007, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Mr. Gu Biquan in the discharge of his duties as the Company Secretary under the Listing Rules.

(b)
Ms. Zhou Hui is the Qualified Accountant of the Company. Ms. Zhou Hui is a PRC qualified accountant. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to of the Company dated 17 July 2006, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Ms. Zhou Hui in the discharge of her duties as a qualified accountant under the Listing Rules.

(c)
The head office and legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46/F Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

12.           DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 24 June 2008:

(a)	the Articles of Association of the Company;

APPENDIX IV	GENERAL INFORMATION

(b)	the letter from the Independent Directors Committee, as set out in this circular;

(c)	the letter from DBS, the independent financial adviser, as set out in this circular;

(d)	the written consent of DBS, KPMG, and Vigers referred to in this appendix;

(e)	the material contracts referred to in paragraph 10 of this appendix;

(f)	the annual report of the Company for the year ended 31 December 2007;

(g)	the accountants’ report from KPMG on the financial information for SinoSing Power dated 10 May 2008, the text of which are set out in Appendix I;

(h)	the accountants’ report from KPMG on the financial information for Tuas Group dated 10 May 2008, the text of which are set out in Appendix II;

(i)
the report from KPMG on the unaudited pro forma financial information of the Company and its subsidiaries (including SinoSing Power and its subsidiaries) dated 10 May 2008, the text of which is set out in Appendix IV;

(j)	the statement of adjustments of Tuas Group from KPMG;

(k)	the property valuation report set out in Appendix IV;

(l)	the Circular regarding the Continuing Connected Transaction issued by the Company on 17 January 2008; and

(m)	the Transfer Agreement. Notice of Extraordinary General Meeting

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 24 June 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following ordinary resolution:

Ordinary Resolution:
1.
To consider and approve the proposal regarding the acquisition of 100% equity interests in SinoSing Power Pte Ltd. held by China Huaneng Group, including the Transfer Agreement entered into between the Company and China Huaneng Group and the transaction as contemplated thereby.(Note 1)

By Order of the Board Gu Biquan Company Secretary

10 May 2008

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.         For definitions and details, please refer to the circular dated 10 May 2008 issued by the Company.

2.         Eligibility for attending the Extraordinary General Meeting

 Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 on 23 May 2008 are eligible to attend the Extraordinary General Meeting.

3.         Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.         Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 4 June 2008.

(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.         Closure of Register of Members

The register of members of the Company will be closed from 24 May 2008 to 23 June 2008 (both days inclusive).

6.        Other Businesses

(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

46/F., Hopewell Centre
183 Queen’s Road East,
Hong Kong

(iii)      The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491999
Facsimile  No.: (+86)-10-66491860

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)
of	,
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint(Note 3)	,
I.D. No.:
(of	),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9:00 a.m. on 24 June 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.(Note 6)

	Ordinary Resolution:—	For (Note 4)	Against (Note 4)
1.
To approve the proposal regarding the acquisition of 100% equity interests in SinoSing Power Pte. Ltd. from China Huaneng Group, Transfer Agreement entered into between the Company and China Huaneng Group and the transaction contemplated thereby.

Date:_________________________________________________________________ 2008                                                                Signature:__________________________________________________________  (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I(We)
of
Telephone number:	and Fax number:	,
being the holder(s) of
H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting (the “EGM”) to be held at 9:00 a.m. on 24 June 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:
Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491860). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

*  Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title:Company Secretary

Date:    May 14, 2008